Exhibit 99.1

PEAK GOLD LTD., METALLICA RESOURCES INC. and

WESTERN GOLDFIELDS INC.

as Borrowers

and

NEW GOLD INC.

as Guarantor

and

SCOTIA CAPITAL

as Joint Lead Arranger and Joint Book Runner

and

THE BANK OF NOVA SCOTIA

as Administrative Agent

and

COMMONWEALTH BANK OF AUSTRALIA

as Joint Lead Arranger, Joint Book Runner and Syndication Agent

and

UNICREDIT BANK AG

as Documentation Agent

THE BANK OF NOVA SCOTIA, COMMONWEALTH BANK OF AUSTRALIA, UNICREDIT BANK AG, ROYAL BANK OF CANADA

and JPMORGAN CHASE BANK, N.A.

as Lenders

CREDIT AGREEMENT

Dated as of December 14, 2010

Fasken Martineau DuMoulin LLP

Toronto, Ontario

Credit Agreement

Credit Agreement

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Credit Agreement

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	TABLE OF CONTENTS (continued)	Page
14.18	Distribution of Notices	104
14.19	Decision to Enforce Security	104
14.20	Enforcement	104
14.21	Application of Cash Proceeds of Realization	104
14.22	Security Documents	105
14.23	Entering into Contracts	105
14.24	Discharge of Security	105
14.25	Determination of Exposures	105

ARTICLE 15	GUARANTEE	106
15.1	Guarantee	106
15.2	Nature of Guarantee	106
15.3	Liability Not Lessened or Limited	107
15.4	Administrative Agent not Bound to Exhaust Recourse	108
15.5	Enforcement	108
15.6	Guarantee in Addition to Other Security	108
15.7	Reinstatement	109
15.8	Waiver of Notice, etc	109
15.9	Subrogation Rights	109
15.10	Advances After Certain Events	109
15.11	Indemnity	110
15.12	Limited Recourse	110

ARTICLE 16	MISCELLANEOUS	110
16.1	Notices	110
16.2	Severability	111
16.3	Counterparts	111
16.4	Successors and Assigns	111
16.5	Assignment	111
16.6	Survival	113
16.7	Judgment Currency	113
16.8	Further Assurances	114
16.9	Entire Agreement	114

SCHEDULE A	LENDERS AND INDIVIDUAL COMMITMENTS	1

SCHEDULE B	COMPLIANCE CERTIFICATE	1

SCHEDULE C	FORM OF ASSIGNMENT	1

SCHEDULE D	FORM OF DRAWDOWN NOTICE	1

SCHEDULE E	FORM OF ROLLOVER NOTICE	1

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	TABLE OF CONTENTS (continued)	Page
SCHEDULE F	FORM OF CONVERSION NOTICE	1

SCHEDULE G	CORPORATE CHART	1

SCHEDULE H	LOCATION OF OBLIGOR FOR THE PURPOSE OF THE PPSA	1

SCHEDULE I	APPLICABLE RATES	1

SCHEDULE J	CAPITAL OF PLEDGED SUBSIDIARIES	1

SCHEDULE K	SECURITY DOCUMENTS	1

SCHEDULE L	QUALIFIED AFFILIATE INSTRUMENT OF ADHESION	1

SCHEDULE M	REIMBURSEMENT INSTRUMENT	1

SCHEDULE N	MULTI-JURISDICTIONAL MORTGAGE STATEMENT	1

Credit Agreement

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CREDIT AGREEMENT dated as of December 14, 2010 among Peak Gold, Inc., a corporation incorporated under the laws of British Columbia (“Peak”) , Metallica Resources Inc., a corporation incorporated under the laws of Canada (“Metallica”) and Western Goldfields Inc., a corporation incorporated under the laws of Ontario (“Western” and, together with Peak and Metallica, the “Borrowers” and each a “Borrower”), New Gold Inc., a corporation incorporated under the laws of British Columbia (the “Parent”), the lending institutions from time to time parties hereto as Lenders (each a “Lender” and, collectively, the “Lenders”) and The Bank of Nova Scotia, as Administrative Agent;

WHEREAS the Borrowers have requested the Lenders to provide to them a certain credit facility for the purposes set forth in Section 11.1(c);

AND WHEREAS the Lenders are each willing to provide such credit facility to the Borrowers for the aforementioned purposes upon the terms and conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Defined Terms

The following defined terms shall for all purposes of this agreement, or any amendment, substitution, supplement, replacement or addition hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

“$” denotes U.S. dollars.

“Acquisition” means:

(a)	if the acquisition is a share purchase, the Parent shall Control the entity being acquired immediately following the completion of such acquisition; but not before or

(b)	if the acquisition is an asset purchase, all or substantially all of the assets of the vendor (or of a division or unit of the vendor) are being acquired.

“Additional Guarantor” means any direct or indirect Subsidiary of the Parent which has become a Guarantor pursuant to Section 11.1(t).

“Administration” means, in relation to a Lender, the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official by a government or government mandated supervisory

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authority or regulator under or based on the law in the country where such Lender is subject to home jurisdiction supervision if Applicable Law requires that such appointment not to be publicly disclosed.

“Administrative Agent” means The Bank of Nova Scotia, in its capacity as administrative agent of the Lenders, and any successor thereto pursuant to Section 14.12.

“Adverse Order” means an order, judgment, injunction or other determination restricting payment by any Issuing Lender under or in accordance with a Letter or extending such Issuing Lender’s liability beyond the expiration date stated therein.

“Affiliate” means an affiliated body corporate and, for the purposes of this agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the Subsidiary of the other or both are Subsidiaries of the same body corporate or each of them is Controlled by the same Person and (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other; for greater certainty for the purposes of this definition, “body corporate” shall include a bank.

“Agent Fee Letter” means the agent fee letter dated December 14, 2010 between the Parent and The Bank of Nova Scotia, as the same may be amended, modified, supplemented or replaced from time to time.

“Alternate Base Rate Canada” means, at any particular time, the variable rate of interest per annum, calculated on the basis of a year of 365 or 366 days, as the case may be, which is equal to the greater of (a) the Base Rate Canada at such time and (b) the aggregate of (i) the Federal Funds Effective Rate at such time and (ii) ½ of 1% per annum.

“Applicable Law” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, request, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Official Body, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person.

“Applicable Rate” means, for a particular Fiscal Quarter, the rate per annum used to determine the interest rate on various types of Loans, the rate used to calculate standby fees pursuant to Section 7.5 the rate used to calculate Letter fees pursuant to Section 7.6 or the rate used to calculate acceptance fees pursuant to Section 7.7, in each case by reference to the range in which the Leverage Ratio for the second immediately preceding Fiscal Quarter falls as set forth in Schedule I hereto, provided that (i) changes in the Applicable Rate shall be

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effective as set forth in Section 7.8, (ii) changes in the Applicable Rate shall apply, as at the effective dates of such changes, to Bankers’ Acceptances, BA Rate Loans and LIBOR Loans outstanding on such dates, but only for those portions of applicable terms or Interest Periods, as the case may be, falling within those times during which the changes in the Applicable Rate are effective, as provided above.  The Applicable Rate up to and including the last day of the Fiscal Quarter immediately following the second full Fiscal Quarter following the date of the execution and delivery of this agreement shall be set at Level III.

“Approval” means an approval, authorization, license, permit, consent, filing or registration granted by, or made with, any Official Body or any other Person having legal or regulatory jurisdiction.

“Approved Investment Policy” means the Investment Policy – Short Term Investments of the Parent as it may be amended, supplemented or otherwise modified from time to time by the Board of Directors of the Parent.

“Approved Investments” means Investments made in accordance with the Approved Investment Policy and Approved Unrestricted Investments;

"Approved Unrestricted Investments" means (i) any Investments made with cash received by the Parent from the recent sale of shares in Beadell Resources Limited held by one of its subsidiaries or from the exercise of any warrants or employee stock options; (ii) the asset backed commercial paper held by the Parent at the date hereof; (iii) additional Investments made pursuant to Section 11.2(k)(v) of this Agreement; and (iv) any Investments made with the proceeds or distributions of any Approved Unrestricted Investments.

“Arranger Fee Letter” means the lead arranger fee letter dated October 5, 2010 between the Parent, The Bank of Nova Scotia and Commonwealth Bank of Australia as the same may be amended, modified, supplemented or replaced from time to time.

“Asset Sale Trigger Event” means any sale or other disposition (by way of Sale Leaseback or otherwise) of any direct or indirect ownership interest (whether by way of a sale or disposition of Shares of any Company or by way of sale or disposition of assets) of any Existing Material Property Assets, other than an Ordinary Course Disposition, a Sale Leaseback permitted by Section 11.2(j) or a sale or other disposition made in connection with a Permitted Reorganization.

“Available Credit” means, at any particular time, the amount, if any, by which the amount of the Credit Facility at such time exceeds the amount of credit outstanding under the Credit Facility at such time.

“BA Discounted Proceeds” means, in respect of any Bankers’ Acceptances to be accepted by a Lender on any day, an amount (rounded to the nearest whole cent and with one-half of one cent being rounded up) calculated on such day by multiplying:

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(a)	the aggregate face amount of such Bankers’ Acceptances; by

(b)	the amount determined by dividing one by the sum of one plus the product of:

(i)	the BA Rate which is applicable to such Bankers’ Acceptance (expressed as a decimal); and

(ii)	a fraction, the numerator of which is the number of days remaining in the term of such Bankers’ Acceptances and the denominator of which is 365;

with the amount as so determined being rounded up or down to the fifth decimal place and .000005 being rounded up.

“BA Proceeds” means, with respect to a particular Bankers’ Acceptance, the BA Discounted Proceeds with respect thereto less the aggregate amount of the acceptance fees in respect of such Bankers’ Acceptance calculated in accordance with Section 7.7.

“BA Rate” means:

(a)
with respect to an issue of Bankers’ Acceptances with the same maturity date to be accepted by a Schedule I Lender hereunder, the discount rate per annum, calculated on the basis of a year of 365 days, (i) equal to, as determined by the Administrative Agent, the arithmetic average (rounded upwards to the nearest multiple of 0.01%) of the discount rates that appear on the Reuters Screen CDOR Page at or about 10:00 a.m. (Toronto time) on the date of issue and acceptance of such Bankers’ Acceptances, for bankers’ acceptances having a comparable face value and an identical maturity date to the face value and maturity date of such issue of Bankers’ Acceptances or (ii) if such Page does not appear, the discount rate per annum, calculated on the basis of a year of 365 days, determined by the Administrative Agent as being the arithmetic average (rounded upwards to the nearest multiple of 0.01%) of the discount rates of the Schedule I Reference Lenders determined in accordance with their normal practices at or about 10:00 a.m. (Toronto time) on the date of issue and acceptance of such Bankers’ Acceptances, for bankers’ acceptances having a comparable face value and an identical maturity date to the face value and maturity date of such issue of Bankers’ Acceptances; and

(b)
with respect to an issue of Bankers’ Acceptances with the same maturity date to be accepted by a Schedule II or III Lender hereunder, the lesser of (i) the discount rate per annum, calculated on the basis of a year of 365 days, determined by the Administrative Agent as being the arithmetic average (rounded upwards to the nearest multiple of 0.01%) of the discount rates of the Schedule II and III Reference Lenders determined in accordance with their normal practices at or about 10:00 a.m. (Toronto

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time) on the date of issue and acceptance of such Bankers’ Acceptances, for bankers’ acceptances having a comparable face value and an identical maturity date to the face value and maturity date of such issue of Bankers’ Acceptances and (ii) the BA Rate with respect to an issue of Bankers’ Acceptances with the same maturity date to be accepted by a Schedule I Lender hereunder plus 0.1% per annum.

“BA Rate Loan” shall have the meaning ascribed thereto in Section 3.5.

“Bankers’ Acceptance” means a bill of exchange subject to the Bills of Exchange Act (Canada) or a depository bill subject to the Depository Bills and Notes Act (Canada) (a) drawn by a Borrower and accepted by a Lender, (b) denominated in Canadian dollars, (c) having a term to maturity of 30 to 180 days and that corresponds to the term of an Interest Period (subject to availability and the right of the Administrative Agent, in its discretion, to restrict the term or maturity dates applicable to Bankers’ Acceptances), (d) issued and payable only in Canada and (e) having a face amount of not less than CDN$1,000,000 or an integral multiple of CDN$1,000 in excess thereof.

“Banking Day” means (x) any day, other than Saturday and Sunday, on which banks generally are open for business in Toronto, Ontario and New York, New York and (y) when used in respect of LIBOR Loans, means any such day which is also a day on which banks generally are open for business in London, England and on which transactions can be carried on in the London interbank market.

“Base Rate Canada” means the variable rate of interest per annum determined by the Administrative Agent from time to time as its base rate for United States dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent, calculated on the basis of a year of 365 or 366 days, as the case may be.

“Base Rate Canada Loan” means monies lent by the Lenders to the Borrowers hereunder in United States dollars and upon which interest accrues at a rate referable to the Alternate Base Rate Canada.

“Branch of Account” means the Toronto main branch of the Administrative Agent located at Scotia Plaza, 44 King Street West, Toronto, Ontario, or such other branch of the Administrative Agent located in Canada as the Borrowers and the Administrative Agent may agree upon.

“Canadian Dollar Equivalent” means the Exchange Equivalent in Canadian dollars of any amount of any other currency.

“Capital Lease”, as applied to any Person, shall mean any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with generally accepted accounting principles, is, or is required to be, accounted for as a finance lease obligation on the balance sheet of that Person.

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“Capital Reorganization” means any change in the issued and outstanding Shares of a Subject Entity.

“Cash” means, at any particular time, cash of the Parent determined on a consolidated basis at such time.

“Cash Proceeds of Realization” means the aggregate of (i) all Proceeds of Realization in the form of cash and (ii) all cash proceeds of the sale or disposition of non-cash Proceeds of Realization, in each case expressed in U.S. dollars.

“Cerro San Pedro Disruption Event” means any injunction, order, judgment or other determination of an Official Body  which interrupts, limits, hinders or stops the business, operations or processing at the Cerro San Pedro Property or Cerro San Pedro Opco as a result of any disputes now or hereafter before an Official Body in Mexico with jurisdiction to settle any such dispute.

“Cerro San Pedro Property” means the mine and related facilities located on the properties in central Mexico in the State of San Luis Potosi described in the Parent's Annual Information Form dated March 26, 2010 for the Fiscal Year ended December 31, 2009.

“Cerro San Pedro Opco” means Minera San Xavier S.A. de C.V., a corporation incorporated under the laws of Mexico and its successors and permitted assigns.

“Change of Control in the Parent” means and shall be deemed to have occurred if any Person or group of Persons “acting jointly or in concert” (as contemplated by the Securities Act (Ontario)), shall at any time have acquired (i) direct or indirect beneficial ownership of Voting Shares of the Parent having attributed to it a majority of the outstanding votes attached to all of the issued and outstanding Voting Shares of the Parent or (ii) the right or the ability by voting power, contract or otherwise to elect or designate for election a majority of the directors of the Parent.

“Companies” means, the Obligors and all other Subsidiaries of the Parent other than the Excluded Subsidiaries and “Company” means any of the Companies.

“Contaminant” means any contaminant, as defined by the EPA.

“Control” means, with respect to control of a body corporate by a Person, the holding (other than by way of security only) by or for the benefit of that Person, or Affiliates of that Person, of securities of such body corporate or the right to vote or direct the voting of securities of such body corporate to which, in the aggregate, are attached more than 50% of the votes that may be cast to elect directors of the body corporate, provided that the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate, and “Controlled” shall have a similar meaning.

“Conversion Notice” shall have the meaning ascribed thereto in Section 6.4.

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“Corporate Reorganization” means any change in the legal existence of any Subject Entity (other than a Capital Reorganization) including by way of amalgamation, merger, winding up, continuance or plan of arrangement.

“CSP Historical Lien” means the Mexican Lien registered in 1984 in favour of Comisión de Fomento Minero against certain mining concessions owned by Cerro San Pedro which form part of the Cerro San Pedro Property.

“Credit Agreement Repayment Date” means the date on which the Secured Obligations of the Borrowers under the Credit Agreement have been paid in full and the Individual Commitments have been terminated.

“Credit Documents” means this agreement, the Guarantees, the Fee Letters, the Security Documents, the Postponement and Subordination Undertaking and all instruments and agreements executed and delivered by the Companies in favour of the Finance Parties from time to time in connection with this agreement or any other Credit Document, but specifically excluding Permitted Risk Management Agreements.

“Credit Excess” means, as at a particular date, the amount, if any, by which the aggregate amount of credit outstanding under the Credit Facility as at the close of business on such date exceeds the amount of the Credit Facility as at the close of business on such date.

“Credit Facility” means the revolving term credit facility established by the Lenders in favour of the Borrowers pursuant to Section 2.1.

“Debenture Indenture” means the debenture indenture dated June 28, 2007 entered into between the Parent, as issuer, and the Trustee, as debenture trustee and pursuant to which the Debentures were issued.

“Debentures” means the 5% unsecured subordinated convertible debentures in the aggregate amount of CDN$55,000,000 maturing June 28, 2014 issued by the Parent pursuant to the Debenture Indenture.

“Default” means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

“Defaulting Lender” means any Lender that (i) has failed to fund any portion of any extension of credit required to be funded by it hereunder within three Banking Days of the date required to be funded by it hereunder unless such failure has been cured, (ii) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within three Banking Days of the date when due, unless the subject of a good faith dispute or unless such failure has been cured, (iii) has been determined by a court of competent jurisdiction or regulator to be insolvent or is unable to meet its obligations or admits in writing it is unable to pay its debts as they generally become due, (iv) is the subject of a bankruptcy or insolvency proceeding or (v) is

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subject to or is seeking the appointment of an administrator, regulator, conservator, liquidator, receiver, trustee, custodian or other similar official over any portion of its assets or business, with respect to (iv) and (v) other than by way of an Administration.

“Derivative Exposure” in relation to any Person (the “relevant party”) and any counterparty of the relevant party at any time means the amount which would be payable by the relevant party to that counterparty, or by that counterparty to the relevant party, as the case may be, pursuant to all Risk Management Agreements entered into between them and in effect at that time if the transactions governed thereby were to be terminated as the result of the early termination thereof.  If the Derivative Exposure would be payable by the relevant party to the counterparty of the relevant party at the relevant time of determination, it is referred to herein as “Out-of-the-Money Derivative Exposure”.

“Designated Account” means, with respect to transactions in a particular currency for the Borrowers, the account of the Borrowers maintained by the Administrative Agent at the Branch of Account for the purposes of transactions in such currency under this agreement.

“Direct Obligors” means the Persons owing the Direct Secured Obligations to the Finance Parties.

“Direct Secured Obligations” means the Secured Obligations of an Obligor, under this Agreement, each Fee Letter and any Secured Risk Management Agreements.

“Distribution” means:

(a)
the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any Shares in the capital of the Parent, other than a dividend declared, paid or set aside for payment by the Parent which is payable in shares of the Parent;

(b)
the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any Shares in the capital of the Parent or any securities, instruments or contractual rights capable of being converted into, exchanged or  exercised for Shares in the capital of the Parent, including, without limitation, options, warrants, conversion or exchange privileges and similar rights;

(c)
the payment of interest or the repayment of principal with respect to any consolidated Indebtedness of the Parent which is subordinated to the consolidated Indebtedness of the Parent under the Finance Documents; and

(d)	the payment of principal on the Debentures from Cash prior to June 28, 2014 unless (x) the Leverage Ratio immediately following such payment

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would not be greater than 1.25:1 and (y) the Parent has provided satisfactory evidence to the Majority Lenders, in their sole discretion, that the Parent has sufficient Cash to complete the construction of, and commence operations at, the New Afton Project.

“Drawdown Notice” shall have the meaning ascribed thereto in Section 4.1.

“EBITDA” means, for any particular Fiscal Quarter, Net Income for such Fiscal Quarter:

(a)	plus consolidated income and mining tax expenses for such Fiscal Quarter;

(b)	plus Interest Expenses for such Fiscal Quarter;

(c)	minus Interest Income for such Fiscal Quarter;

(d)	minus (to the extent otherwise included) any extraordinary or unusual gains and unrealized gains for such Fiscal Quarter;

(e)	plus (to the extent otherwise deducted) any extraordinary or unusual losses and unrealized losses for such Fiscal Quarter;

(f)
minus (to the extent otherwise included) any gain over book value arising in favour of a Company on any disposal of any business or asset (not being a disposal made in the ordinary course of business) during such Fiscal Quarter;

(g)
plus (to the extent otherwise deducted) any loss against book value incurred by a Company on the disposal of any business or asset (not being a disposal made in the ordinary course of business) during such Fiscal Quarter;

(h)	plus (to the extent otherwise deducted) depreciation of fixed assets and amortization of goodwill or intangible assets during such Fiscal Quarter;

(i)	plus (to the extent otherwise deducted) the amount of capital expenditures and other expenditures in respect of exploration activities during such Fiscal Quarter;

(j)
plus (to the extent otherwise deducted) other non-cash expenses deducted in calculating Net Income, including non-cash stock expenses relating to stock-based compensation, and unrealized losses incurred in connection with Risk Management Agreements during such Fiscal Quarter;

(k)	minus (to the extent otherwise included) any unrealized gains incurred in connection with Risk Management Agreements during such Fiscal Quarter;

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(l)	minus (to the extent otherwise included) any gains from operations held for sale and any foreign exchange gains during such Fiscal Quarter; and

(m)	plus (to the extent otherwise deducted) any losses from operations held for sale and any foreign exchange losses during such Fiscal Quarter.

Subject to the last sentence hereof, the calculation of EBITDA shall be adjusted for non-cash revenues and expenses of the Parent on a consolidated basis including, without limitation, deferred revenue and the difference between accrued and cash reclamation costs.  For greater certainty, EBITDA shall not be adjusted for any change in any non-cash operating working capital.  EBITDA shall be calculated without any additions or subtractions on account of any expenses, gains or losses attributable to the Excluded Subsidiaries notwithstanding that Net Income is calculated on a consolidated basis and includes, for certainty, cash dividends which may from time to time be paid by the Excluded Subsidiaries to a Company.

“Enforcement Date” means:

(a)
the date on which the Agent notifies the Borrowers, pursuant to Section 13.1 of the Credit Agreement, that all Secured Obligations of the Borrowers to the Finance Parties under the Credit Agreement have become immediately due and payable or on which such Secured Obligations automatically become due and payable pursuant to Section 13.1 of the Credit Agreement, whichever occurs first; and

(b)
if all Secured Obligations of the Borrowers to the Finance Parties under the Credit Agreement have been repaid in full and all Individual Commitments of the Finance Parties thereunder have terminated, the date on which the Agent notifies any Obligor that the Agent is entitled to enforce the Security in accordance with the terms of one or more of the Secured Risk Management Agreements.

“Environmental Laws” means all Applicable Laws regulating, relating to or imposing liability or standards of conduct concerning public health or protection of the environment (including, without limitation, the EPA).

“EPA” means the Environmental Protection Act (Ontario), as amended from time to time, and any successor statute.

“Equity” means, at any particular time, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated balance sheet of the Parent at such time as shareholders’ equity of the Parent.

“Event of Default” means any one of the events set forth in Section 13.1.

“Exchange Equivalent” means, as of any particular date, with reference to any amount (the “original amount”) expressed in a particular currency (the “original

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currency”), the amount expressed in another currency which would be required to buy the original amount of the original currency using the quoted spot rates at which the principal office in Toronto of the Administrative Agent offers to provide such other currency in exchange for such original currency at 12:00 noon (Toronto time) on such date.

“Excluded Assets” means (i) all property of Rockcliff other than the Shares issued by Western which are owned by Rockcliff and (ii) all Shares issued by any Excluded Subsidiary and all property owned by any Excluded Subsidiary.

“Excluded Subsidiaries” means (i) Metallica (Barbados) Inc. and all of its Subsidiaries (ii) Great Frontier Resources Inc. and all of its Subsidiaries and (iii) prior to repayment in full and cancellation of the Senior Secured Notes, any Subsidiary of the Parent that owns the New Afton Project or any New Afton Project Assets and ‘Excluded Subsidiary” means any one of the Excluded Subsidiaries.

“Excluded Taxes” means, with respect to any Lender or any other recipient of any payment to be made by or on account of any obligation of a Borrower or the Parent hereunder, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes or any similar tax imposed by any jurisdiction in which the relevant Lender is located and (c) in the case of a Foreign Lender (other than (i) an assignee pursuant to a request by a Borrower, (ii) an assignee pursuant to an assignment and assumption made pursuant to Section 16.5 or (iii) any other assignee to the extent that a Borrower has expressly agreed that any withholding tax shall be an Indemnified Tax), any withholding tax that (A) is not imposed or assessed in respect of a Loan that was made on the premise that an exemption from such withholding tax would be available where the exemption is subsequently determined, or alleged by a taxing authority, not to be available and (B) is required by Applicable Law to be withheld or paid in respect of any amount payable hereunder or under any Credit Document to such Foreign Lender at the time such Foreign Lender becomes a party hereto (or designates a new lending office) or is attributable to such Foreign Lender’s failure or inability (other than as a result of a Change in Law) to comply with Section 8.6, except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from a Borrower or the Parent with respect to such withholding tax pursuant to Section 8.6.  For greater certainty, for purposes of item (c) above, a withholding tax includes any Tax that a Foreign Lender is required to pay pursuant to Part XIII of the Tax Act or any successor provision thereto.

“Existing Letter” means the letter of credit dated July 23, 2010 in the amount of CDN$9,500,000 issued by The Bank of Nova Scotia, as issuing lender to British

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Columbia Hydro and Power Authority, as beneficiary on the request of, and on the credit of, Peak.

“Existing Material Properties” means the Peak Property, the Cerro San Pedro Property and the Western Property and, upon repayment in full of the Senior Secured Notes, the New Afton Project and “Existing Material Property” means any of the Existing Material Properties.

“Existing Material Property Assets” means all now owned or hereafter acquired real or personal property owned by any Obligor which comprises part of, or is used in the operation of, the Existing Material Properties.

“Existing Risk Management Agreements” means the agreements and instruments in existence prior to or novated on, the date hereof, as they may from time to time be amended, supplemented or otherwise modified, relating to the Risk Management Obligations of the Obligors.

“Exposure” means, with respect to a particular Finance Party at a particular time, the amount of the Secured Obligations owing to such Finance Party at such time, determined by such Finance Party in good faith in accordance with Section 14.25.

“Federal Funds Effective Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of 360 days and for the actual number of days elapsed, equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers as published for such day (or, if such day is not a Banking Day, for the next preceding Banking Day) by the Federal Reserve Bank of New York or, for any Banking Day on which such rate is not so published by the Federal Reserve Bank of New York, the average of the quotations for such day for such transactions received by the Administrative Agent from three Federal Funds brokers of recognized standing selected by the Administrative Agent.

“Fee Letters” means, collectively, the Agent Fee Letter, the Upfront Fee Letter and the Arranger Fee Letter and “Fee Letter” means any of the Fee Letters.

“Finance Documents” means the Credit Documents and the Secured Risk Management Agreements and all instruments and agreements executed and delivered by the Obligors in favour of the Finance Parties from time to time in connection with this agreement or any other Finance Document.

“Financial Letter” means a standby letter of credit or guarantee in a form satisfactory to an Issuing Lender and issued by such Issuing Lender at the request of a Borrower in favour of a third party to secure the payment of an obligation owed to the third party.

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“Finance Parties” means the Administrative Agent, the Lenders, the Issuing Lenders and the Qualified Risk Management Lenders.

“Fiscal Quarter” means any of the three-month periods ending on the last day of March, June, September and December in each Fiscal Year.

“Fiscal Year” means the twelve-month period ending on the last day of December in each year.

“Foreign Lender” means any Lender that is not organized under the laws of the jurisdiction in which the Borrowers and the Parent are resident for tax purposes and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any Credit Document to be resident for income tax or withholding tax purposes in the jurisdiction in which the Borrowers and the Parent are resident for tax purposes by application of the laws of that jurisdiction. For purposes of this definition Canada and each Province and Territory thereof shall be deemed to constitute a single jurisdiction and the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

“Future Material Properties” means any mines or projects for development of any ore body acquired after the date of this agreement by any Obligor and “Future Material Property” means any of the Future Material Properties.

“Future Material Property Assets” means any real or personal property acquired by any Obligor after the date hereof which comprises part of, or is used in the operation of, any Future Material Property.

“generally accepted accounting principles” or “GAAP” means generally accepted accounting principles in effect in Canada from time to time consistently applied, as recommended by the Handbook of the Canadian Institute of Chartered Accountants or, after notice thereof has been provided by the Parent to the Administrative Agent, such other U.S. or IFRS generally accepted accounting principles as may be adopted by the Parent in replacement thereof.

“Guarantees” means the one or more guarantees to be entered into by the Guarantors in favour of the Administrative Agent for the benefit of the Finance Parties, each in form and substance satisfactory to the Administrative Agent as the same may be amended, modified, supplemented or replaced from time to time, and pursuant to which each Obligor, other than Rockcliff, shall guarantee on a full recourse basis the Direct Secured Obligations of each other Obligor under this Agreement, each Fee Letter and any Secured Risk Management Agreements and Rockcliff shall so guarantee on a limited recourse basis with recourse under its Guarantee being limited to all of the issued and outstanding Shares of Western owned by Rockcliff.

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“Guarantors” means the Parent, Rockcliff, each Opco, each Additional Guarantor pursuant to Section 11.1(t) and “Guarantor” means any one of the Guarantors.

“Hazardous Materials” means:

(a)	any petroleum product, asbestos, polychlorinated biphenyl (PCB), natural gas, natural gas liquids, liquefied natural gas or synthetic gas usable for fuel; or

(b)
any pollutant or contaminant or hazardous or toxic chemical, material or substance within the meaning of any applicable federal, state, provincial or local law, regulation, ordinance or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous or toxic waste, substance or material or concerning the environment or public health, all as in effect on the applicable date.

“IFRS” means International Financial Reporting Standards.

“Indebtedness” of any Person means, without duplication, (i) indebtedness of such Person for borrowed money or for the deferred purchase price of property and services, other than trade payables incurred in the ordinary course of business and payable in accordance with customary practices, (ii) other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (iii) obligations of such Person under any Capital Lease (iv) reimbursement obligations of such Person under bankers’ acceptances and contingent obligations of such Person in respect of any letter of credit, bank guarantee or surety bond, (v) to the extent accelerated, the Out-of-the-Money Derivative Exposure of such Person, and (vi) the contingent obligations of such Person under any guarantee or other agreement assuring payment of any obligations of any Person of the type described in the foregoing clauses (i) to (v) (for greater certainty, the contingent obligations assuring payment of any Out-of-the-Money Derivative Exposure will only be treated as Indebtedness if such Out-of-the-Money Derivative Exposure has in fact been accelerated).  Indebtedness for purposes of calculating the ratios in Sections 11.1(o), (p) and (q) shall not include any Indebtedness under clause (iv) above (other than any Secured Obligations) that is cash collateralized.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Individual Commitment” means, with respect to a particular Lender, the amount set forth in Schedule A attached hereto, as reduced or amended from time to time pursuant to Sections 2.3, 8.3, 9.3 and 16.5 as the individual commitment of such Lender with respect to the Credit Facility provided that, upon the termination of the Credit Facility pursuant to Section 2.4, the Individual Commitment of each Lender with respect to the Credit Facility shall thereafter be

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equal to the Individual Commitment of such Lender under the Credit Facility immediately prior to the termination of the Credit Facility.

“Insurance Prepayment Trigger Event” means the receipt by any Obligor of any proceeds under any property insurance policy in excess of $35,000,000 or the Exchange Equivalent thereof, where such proceeds or any portion thereof have not been used or committed by such Obligor to repair or replace the subject assets within 180 days of such Obligor’s receipt thereof.

“Intellectual Property” shall mean all issued patents and patent applications, industrial design registrations, trade-marks, registrations and applications therefor, trade-names and styles, logos, copyright registrations and applications therefor, all of the foregoing owned by or licensed to the Obligors and used in or necessary to the operation of their respective business.

“Interest Coverage Ratio” means, for any particular period, the ratio of Rolling EBITDA for such period to the Rolling Interest Expenses for such period.

“Interest Income” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Parent for such period as interest accrued due to the Parent (in each case other than such interest accruing due from any Company) during such period whether or not paid.

“Interest Expenses” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Parent for such period as gross interest expenses (including, for greater certainty, issuance fees with respect to letters of credit and stamping fees with respect to bankers’ acceptances).  Interest Expenses shall be calculated without reference to any interest expenses attributable to (i) the Indebtedness of the Excluded Subsidiaries and (ii) the Debentures notwithstanding that Interest Expenses are stated to be calculated on a consolidated basis.

“Interest Period” means, in the case of any LIBOR Loan, the applicable period for which interest on such LIBOR Loan shall be calculated pursuant to Article 7.

“Investment” shall mean any advance, loan, extension of credit or capital contribution to, purchase of Shares, bonds, notes, debentures or other securities of, or any other investment made in, any Person but shall exclude any Acquisition, any Permitted Indebtedness, any acquisition of tangible personal property and any capital or exploration expenditures.

“Issuing Lenders” means The Bank of Nova Scotia, Commonwealth Bank of Australia, JPMorgan Chase Bank, N.A. and any other Lender selected by the Administrative Agent and acceptable to the Parent who assumes in writing the obligation of issuing Letters under the Credit Facility on behalf of the Lenders and “Issuing Lender” means any one of the Issuing Lenders.

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“Lead Arrangers” means The Bank of Nova Scotia, referenced by its trade name Scotia Capital, and Commonwealth Bank of Australia and “Lead Arranger” means either Lead Arranger.

“Letters” means Financial Letters or Non-Financial Letters (including, for certainty, the Existing Letter) issued by an Issuing Lender at the request, and on the credit, of a Borrower, each being denominated in United States, Canadian, Australian dollars or such currency as may be agreed by the Issuing Lender and being issued to a named beneficiary acceptable to the relevant Issuing Lender and in the case of Letters denominated in United States or Canadian dollars, having a term of not more than one year and being renewable in the sole discretion of the applicable Issuing Lender and otherwise all such Letters being otherwise in a form satisfactory to the relevant Issuing Lender.

“Leverage Ratio” means, for any particular period, the ratio of (i) Total Debt at the last day of such Fiscal Quarter to (ii) Rolling EBITDA for such period.

“LIBOR” means, with respect to any Interest Period applicable to a LIBOR Loan, the per annum rate of interest determined by the Administrative Agent, based on a three hundred sixty (360) day year as the rate for deposits in United States dollars appearing on the display referred to as the “LIBOR 01 Page” (or any display substituted therefor) of Reuter Monitor Money Rates Service for a period equal to the number of days in the applicable Interest Period, at or about 11:00 a.m. (London, England time) on the second Banking Day prior to the first day of such Interest Period.  If such “LIBOR 01 Page” is not available, then “LIBOR” shall mean, with respect to any such Interest Period, the per annum rate of interest, based on a three hundred sixty (360) day year (rounded upwards, if necessary, to the nearest 1/100th of one percent) determined by the Administrative Agent at approximately 11:00 a.m. (London, England time) (or so soon thereafter as practicable) on the second Banking Day prior to the first day of such Interest Period offered to the Administrative Agent by leading banks in the London interbank market for the placing of United States dollar deposits with the Administrative Agent having a term comparable to such Interest Period and in an amount comparable to the principal amount of the Pro Rata Share of the Administrative Agent in respect of the applicable LIBOR Loan.

“LIBOR Loans” means monies lent by the Lenders to the Borrowers in United States dollars and upon which interest accrues at a rate referable to LIBOR and “LIBOR Loan” means any one of the LIBOR Loans.

“Lien” means any deed of trust, mortgage, charge, hypothec, assignment, pledge, lien, vendor’s privilege, vendor’s right of reclamation, royalty or other security interest or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by law (statutory or otherwise), that secures the payment of any indebtedness or liability or the observance or performance of any obligation.

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“Loans” means Base Rate Canada Loans, LIBOR Loans, Prime Rate Loans and BA Rate Loans.

“Majority Lenders” means:

(a)
at any particular time up to the termination of the Credit Facility pursuant to Section 2.4, such group of Lenders (and, if there is more than one Lender, at least two Lenders) whose Individual Commitments with respect to the Credit Facility aggregate at least 66% of the Total Commitment Amount for the Credit Facility at such time (provided that, at any such time the Majority Lenders are determining whether either to accelerate or terminate the Credit Facility, Majority Lenders shall mean such group of Finance Parties whose Individual Commitments with respect to the Credit Facility (in the case of the Lenders) and Exposure (in the case of any Yank-a-Banked Lender) under Secured Risk Management Agreements with a Yank-a-Banked Lender aggregate at least 66% of the aggregate of (x) the Total Commitment Amount for the Credit Facility at such time and (y) the Exposure of each such Yank-a-Banked Lender at such time); and

(b)
at any particular time after the termination of the Credit Facility pursuant to Section 2.4 such group of Finance Parties which have aggregate Exposure in an amount at least 66% of the aggregate Exposure of all of the Finance Parties at such time.

“Material Adverse Change” and “Material Adverse Effect” each mean any material adverse change in or material adverse effect on (i) the business, operations, affairs, assets or properties or financial condition of the Companies, taken as a whole, (ii) the ability of the Obligors, taken as a whole, to observe, perform and or comply with their obligations under any of the Credit Documents; or (iii) the rights and remedies of, as applicable, the Administrative Agent or any Lender under any of the Credit Documents.

“Material Properties” means, collectively, the Existing Material Properties and the Future Material Properties and “Material Property” means any one of the Material Properties.

“Material Property Assets” means, collectively, the Existing Material Property Assets and the Future Material Property Assets.

"Material Property Title Opinions" means the legal opinions of counsel to the each Opco dated the date hereof, in form and substance satisfactory to the Administrative Agent, acting reasonably, with respect to, inter alia, ownership the real property and all mining concessions at each Existing Material Property.

“Material Subsidiaries” means any direct or indirect Subsidiary of the Parent other than an Excluded Subsidiary in respect of which:

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(a)
the gross EBITDA of such Subsidiary (such EBITDA to be calculated for each such Subsidiary by substituting each reference to the Parent in such definition and each constituent definition thereof for such Subsidiary, mutatis mutandis) for the most recently completed Fiscal Year of such Subsidiary constitutes at least 10% of the EBITDA of the Parent on a consolidated basis for such Fiscal Year; or

(b)
the book value of the assets of such Subsidiary as at the last day of the most recently completed Fiscal Year of such Subsidiary constitutes at least 10% of the book value of the assets of the Parent on a consolidated basis as at the last day of the most recently completed Fiscal Year.

For certainty, a direct or indirect Subsidiary of the Parent that satisfies the criteria of paragraph (a) or (b) above solely by reason of being an intermediate holding company shall not constitute a “Material Subsidiary”.

“Maturity Date” means December 14, 2013, as the same may be extended from time to time pursuant to Section 9.9.

“Moody’s” means Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business.

“Multi-jurisdictional Mortgage Statement” means the form of statement reproduced in Schedule N hereto.

“Net Cash Proceeds” means, with respect to any Prepayment Trigger Event, an amount equal to the gross cash proceeds (including payments from time to time in respect of instalment obligations, if any) received by or on behalf of a Company in respect of such Prepayment Trigger Event less the sum of:

(a)	the amount, if any, of all Taxes paid or estimated to be payable by or on behalf of such Company in connection with such Prepayment Trigger Event; and

(b)	reasonable and customary fees, commissions, expenses, issuance costs, discounts and other costs paid by or on behalf of such Company in connection with such Prepayment Trigger Event.

“Net Income” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Parent for such period as the net income of the Parent excluding any extraordinary items.

“New Afton Project” has the meaning ascribed thereto as of the date hereof in the Note Indenture.

“New Afton Project Assets” has the meaning ascribed thereto as of the date hereof in the Note Indenture.

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“Non-Financial Letter” means a standby letter of credit or guarantee in a form satisfactory to an Issuing Lender and issued by such Issuing Lender at the request of a Borrower in favour of a third party to secure the non-financial performance of an obligation owed to the third party.

“Non-Guaranteeing Material Subsidiary” means each Material Subsidiary which:

(a)	is precluded by Applicable Law or by contract with any Person which is not an Affiliate of the Parent from guaranteeing the Secured Obligations; and

(b)	would be required to pay any stamp tax or similar tax in excess of $150,000 as a consequence of entering into a Guarantee or a Security Document.

For certainty, notwithstanding any other provisions hereof, none of Peak Opco, Western Opco or Cerro San Pedro Opco shall be a Non-Guaranteeing Material Subsidiary.

“Note Indenture” means the amended and restated note indenture dated as of April 17, 2008 among the Parent, as issuer, and the Trustee, as note trustee and pursuant to which the Senior Secured Notes were issued.

“Obligors” means the Borrowers and the Guarantors.

“Official Body” means any national, state, provincial or municipal government or government of any political subdivision thereof, or any agency, authority, board, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator, arbitrator or referee, whether foreign or domestic having jurisdiction and the ability to make decisions having the force of law.

“Opcos” means Peak Opco, Cerro San Pedro Opco, Western Opco and each Additional Guarantor and, upon repayment in full of the Senior Secured Notes, the Parent or any Subsidiary of the Parent which owns the New Afton Project Assets and “Opco” means any of the Opcos.

“Ordinary Course Disposition” means (i) any sale or other disposition of any Material Property Assets comprising inventory or obsolete equipment in the ordinary course of business, (ii) any sale or other disposition of any Material Property Assets comprising exploration properties and (iii) any sale or other disposition of any Material Property Assets (other than (x) mining properties on which there are proven or probable reserves, (y) property described in (i) and (ii) above and (z) Shares of any Company) on an arm’s length basis and for fair market value, provided the net aggregate and consolidated value of all such sales and other dispositions do not exceed $35,000,000 in any Fiscal Year and (iv) sales or other dispositions of Approved Unrestricted Investments.

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"Ordinary Course Forward Sale or Supply Agreement" means any agreement entered into by a Company in the ordinary course of business pursuant to which it agrees to (i) sell refined metals to a refinery or other Person and to deliver such metals on a date that is not more than 45 days after the date of the sale; or (ii) fixed term purchases of fuel, water, electricity and other utilities from suppliers.

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Credit Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Credit Document.

“Out-of-the-Money Derivative Exposure” has the meaning given to it in the definition of “Derivative Exposure”.

“Peak Historical Lien” means the Ontario Lien registered in 2002 in favour of Laurentian Bank of Canada under the Personal Property Security Act (Ontario) against Imperial Plastech Inc., a corporate predecessor of Peak.

“Peak Opco” means Peak Gold Mines Pty Ltd., a corporation incorporated under the laws of New South Wales, Australia and its successors and permitted assigns.

“Peak Property” (also known as the Peak Gold Mines) means the mines and related facilities located on the properties near Cobar in New South Wales described in the Parent's Annual Information Form dated March 26, 2010 for the Fiscal Year ended December 31, 2009.

“Permitted Acquisition” means any Acquisition with respect to which:

(a)
the business of the entity being acquired is, (in the case of a share Acquisition) or the assets being acquired are used in or relate to, (in the case of an asset Acquisition) a business of the nature referred to in Section 11.2(c);

(b)	no Default or Event of Default exists at the time of such proposed Acquisition and no Default or Event of Default would exist immediately after the implementation of any such proposed Acquisition;

(c)	the financial covenants set out in 11.1(o)-11.1(q) would be met, on a pro forma basis, immediately after giving effect to the implementation of any such Acquisition;

(d)
in the case of any one or more Acquisitions of assets (as opposed, for certainty, of Shares), constituting producing mines no more than an aggregate $150,000,000 per annum of Cash (other than Cash raised from equity transactions for the purpose of making such Acquisition) is used to purchase such producing assets;

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(e)
in the case of any one or more Acquisitions of assets (as opposed, for certainty, of Shares), comprised of non-producing mines no more than an aggregate $50,000,000 per annum of Cash (other than Cash raised from equity transactions for the purpose of making such Acquisition) is used to purchase such non-producing assets;

(f)
in the case of any Acquisition of assets, the assets are located in a Permitted Jurisdiction or in the case of any Acquisition of Shares, the subject target and each of its Subsidiaries is incorporated or otherwise formed under the laws of a Permitted Jurisdiction; and

(g)	in the case of any Acquisition of Shares, at least 75% of the consolidated book value of the subject target’s assets are located in a Permitted Jurisdiction.

“Permitted Acquisition Indebtedness” means any Indebtedness resulting from a Permitted Acquisition which existed prior to, and not in contemplation of, the Permitted Acquisition and any Indebtedness incurred upon and following the Permitted Acquisition pursuant to any commitment (an "Existing Commitment") which existed prior to, and not in contemplation of, the Permitted Acquisition, provided (x) no Default exists at the time of the Permitted Acquisition, (y) no Default would exist immediately thereafter and (z) the financial covenants set out in Section 11.1 (o)-(q) would be met, on a pro forma basis, immediately after the Permitted Acquisition.

“Permitted Acquisition Risk Management Agreements” means any Risk Management Agreements relating to a Permitted Acquisition which existed prior to, and not in contemplation of, the Permitted Acquisition and all transactions entered into prior to the date of the Permitted Acquisition with respect to such Risk Management Agreement.

“Permitted Capital Reorganization” means (a) any change in the issued and outstanding Shares of the Parent (other than a change in connection with an Acquisition that is not a Permitted Acquisition or a change that would result in an Event of Default) and (b) any Capital Reorganization (i) that does not result in any change in the combined direct and indirect percentage ownership interest of the Parent in any Borrower or Opco; (ii) notice of which (and reasonable details thereof) has been provided by the Parent to the Administrative Agent in writing ten Banking Days before its proposed completion date (where the Capital Reorganization only involves the change in the capital structure of a Subject Entity, the notice referred to in this clause (ii) shall be reduced to three Banking Days), (iii) where at the time of the delivery of the aforesaid notice by the Parent to the Administrative Agent, the Parent delivers to the Administrative Agent a certificate (A) certifying that the completion of the Capital Reorganization will not have a Material Adverse Effect and (B) in which the Parent shall covenant to deliver or cause to be delivered to the Administrative Agent, contemporaneously with the completion of such Capital Reorganization, any Guarantees and Security

Credit Agreement

Documents and/or amendments thereto, or Postponement and Subordination Undertaking, certificates, opinions and other things as the Administrative Agent may request to ensure the completion of such Capital Reorganization shall not adversely affect any rights of any Finance Party under any Guarantee or Security Document and (iv) where no Default or Event of Default has occurred and is outstanding at the time of the completion of the Capital Reorganization or would arise immediately thereafter.

“Permitted Corporate Reorganization” means any Corporate Reorganization (i) notice of which (and reasonable details thereof) has been provided by the Parent to the Administrative Agent in writing ten Banking Days before its proposed completion date, (ii) where at the time of the delivery of the aforesaid notice by the Parent to the Administrative Agent, the Parent delivers to the Administrative Agent a certificate (A) certifying that the completion of the Corporate Reorganization will not have a Material Adverse Effect and (B) in which the Parent shall covenant to deliver or cause to be delivered to the Administrative Agent, contemporaneously with the completion of such Corporate Reorganization, any Guarantees and Security Documents and/or amendments thereto, Postponement and Subordination Undertaking, certificates, opinions and other things as the Administrative Agent may request to ensure the completion of such Capital Reorganization shall not adversely affect any rights of any Finance Party under any Guarantee, Security Document or Postponement and Subordination Undertaking and (iii) where no Default or Event of Default has occurred and is outstanding at the time of the completion of the Corporate Reorganization or would arise immediately thereafter.

“Permitted Indebtedness” means any one or more of the following:

(a)	the Secured Obligations;

(b)
Indebtedness of the Parent on a consolidated basis arising under Capital Leases, Purchase Money Indebtedness and Indebtedness in respect of receivables financings provided that the aggregate principal amount of all such Indebtedness incurred and outstanding at any time shall not exceed $20,000,000;

(c)	any Permitted Acquisition Indebtedness or any Indebtedness under Permitted Acquisition Risk Management Agreements;

(d)
Indebtedness in respect of bonds, letters of credit or bank guarantees in favour of a public utility or any other Official Body when required by such utility or other Official Body in connection with the operations of any Company (including for the reclamation or remediation of mining properties), all in the ordinary course of business;

(e)	Indebtedness of the Companies permitted to be incurred pursuant to Section 11.2(g);

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(f)
Indebtedness owing by (i) any Obligor to any Subsidiary of the Parent that is subordinated and postponed pursuant to the Postponement and Subordination Undertaking and (ii) any Subject Entity which is not an Obligor to any Subsidiary of the Parent;

(g)	Indebtedness under the Senior Secured Notes and the Debentures and Subordinated Indebtedness;

(h)	any Indebtedness relating to employee benefit plans or compensation; and

(i)	any guarantee by any Obligor of any Indebtedness permitted under paragraphs (b), (c), (d) or (e); and

(j)	Indebtedness of the Parent on a consolidated basis, not otherwise permitted under paragraphs (a) – (h), in an aggregate amount at any particular time of not more than $35,000,000.

“Permitted Jurisdictions” means Canada, the United States of America, Mexico, Greenland, Bermuda, all countries of South America (excluding Venezuela, Paraguay and Bolivia), the European Union, Norway, Switzerland, Turkey, Croatia, Macedonia, Albania, Andorra, Bosnia & Herzegovina, Montenegro, Serbia, New Zealand, Australia, Tasmania, Papua New Guinea, British Virgin Islands, Barbados, the Cayman Islands, Curacao, Antilles, Channel Islands, Belize, Honduras, Costa Rica, Panama, Tanzania, Namibia, South Africa, Botswana, and Ghana.

“Permitted Liens” means any one or more of the following with respect to the property and assets of the Companies:

(a)
Liens for taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity or amount of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles so long as forfeiture of any part of such property or assets will not result from the failure to pay such taxes, assessments or governmental charges or levies during the period of such contest;

(b)
the Lien of any judgment rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles so long as forfeiture of any part of such property or assets will not result from the failure to satisfy such judgment or claim during the period of such contest;

(c)
Liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity or amount of which are being contested in good faith by appropriate proceedings and as to which

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reserves are being maintained in accordance with generally accepted accounting principles so long as forfeiture of any part of such property or assets will not result from the failure to pay such obligations during the period of such contest;

(d)
restrictions, easements, rights of way, servitudes or other similar rights in land granted to or reserved by other Persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Company, of the property subject to such restrictions, easements, rights of way, servitudes or other similar rights in land granted to or reserved by other Persons;

(e)
the right reserved to or vested in any Official Body by the terms of any lease, licence, franchise, grant or permit acquired by any Company or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(f)
Liens resulting from the deposit of cash or securities (i) in connection with contracts, tenders or expropriation proceedings, or (ii) to secure workers’ compensation, surety or appeal bonds, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens;

(g)
security given to a public utility or any other Official Body when required by such utility or other Official Body in connection with the operations of any Company, all in the ordinary course of business (whether such security is given directly or indirectly (ie. as security for a letter of credit or bank guarantee that is given as security to the public utility or other Official Body));

(h)	the reservations, limitations, provisos and conditions, if any, expressed in any original grants from the Crown or in comparable grants, if any, in jurisdictions other than Canada;

(i)	title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;

(j)
applicable municipal and other Official Body restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;

(k)	Liens on concentrates or minerals or the proceeds of sale of such concentrates or minerals arising or granted pursuant to a processing

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arrangement entered into in the ordinary course and upon usual market terms, securing the payment of a Company’s portion of the fees, costs and expenses attributable to the processing of such concentrates or minerals under any such processing arrangement, but only insofar as such Liens relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(l)	the Security;

(m)
royalties on the production or profits from mining and other Liens arising under Third Party Mining Arrangements provided such royalties (x) are in existence as at the date hereof or (y) do not relate to a property in production at the time the royalty was granted;

(n)
customary Liens in respect of service charges and other obligations, other than Indebtedness, in respect of bank, custodian, investment, customs and other accounts opened in the ordinary course of business;

(o)
Liens securing Indebtedness to be incurred and outstanding pursuant to paragraph (b) of the definition of “Permitted Indebtedness”; provided, however, that any such Lien shall attach only to the asset in respect of which such Indebtedness is incurred and any proceeds thereof;

(p)	Liens securing Indebtedness referenced in paragraphs (c), (d) and (i) of the definition of “Permitted Indebtedness”;

(q)
the Liens and other encumbrances disclosed in, or qualifying, the Material Property Title Opinions, other than the Liens that are required to be discharged as a condition precedent prior the initial drawdown under the Credit Facility; and

(r)	Liens securing the Senior Secured Notes.

“Permitted Reorganizations” means Permitted Corporate Reorganizations and Permitted Capital Reorganizations.

“Permitted Risk Management Agreement” means (a) an Existing Risk Management Agreement or (b) a Risk Management Agreement entered into by an Obligor with any Person that has not been entered into for speculative purposes nor on a margined basis and would not result, at the time of the transaction effected pursuant thereto, to more than 65% of the consolidated projected future gold, silver or copper production of the Parent for any Fiscal Year being hedged

“Person” means any natural person, corporation, firm, partnership, joint venture, trust, joint stock company, incorporated or unincorporated association,

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government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

“Pledged Subsidiaries” means each Company referenced in Schedule J hereto, the percentage of issued and outstanding Shares of each of which are or shall at all times be pledged to the Administrative Agent pursuant to a Security Document.

“Pollutant” means any pollutant, as defined by EPA.

“Postponement and Subordination Undertaking” means the postponement and subordination undertaking to be entered into by certain Companies in favour of the Administrative Agent pursuant to Section 11.1(r), in form and substance satisfactory to the Administrative Agent as the same may be amended, modified, supplemented or replaced from time to time.

“Prepayment Notice” shall have the meaning ascribed thereto in Section 9.4.

“Prepayment Trigger Event” means any Asset Sale Trigger Event or Insurance Prepayment Trigger Event.

“Prime Rate” means the greater of (a) the variable rate of interest per annum equal to the rate of interest determined by the Administrative Agent from time to time as its prime rate of Canadian dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent calculated on the basis of a year of 365 days and (b) the sum of (A) the BA Rate for a Schedule I Lender for a 30 day term on the date of determination and (B) 5/8 of 1% per annum.

“Prime Rate Loans” means monies lent by the Lenders to the Borrowers hereunder in Canadian dollars and upon which interest accrues at a rate referable to the Prime Rate.

“Proceeds of Realization” means all cash and non-cash proceeds derived from any sale, disposition or other realization of the Secured Assets (i) after any notice by the Administrative Agent to the Borrowers pursuant to Section 13.1 declaring all indebtedness of the Borrowers hereunder to be immediately due and payable, (ii) upon any dissolution, liquidation, winding-up, reorganization, bankruptcy, insolvency or receivership of any of the Obligors (or any other arrangement or marshalling of the Secured Assets that is similar thereto) or (iii) upon the enforcement of, or any action taken with respect to, any of the Security Documents or the Guarantees.

“Pro Rata Share” means (x) at any particular time with respect to a particular Lender, the ratio of the Individual Commitment of such Lender with respect to the Credit Facility at such time to the aggregate of the Individual Commitments of all relevant Lenders with respect to such Credit Facility at such time and (y) at

Credit Agreement

a particular time with respect to a particular Lender with respect to Section 14.21(b)(iii), the ratio of the Secured Obligations of the Borrowers owing to such Lender at such time to the aggregate Secured Obligations of the Borrowers to all Lenders at such time.

“Purchase Money Indebtedness” means Indebtedness assumed by any Company as part of, or issued or incurred by any Company to pay or provide funds to pay, all or a part of the purchase price of any equipment hereafter or previously acquired by such Company.

“Qualified Affiliate” means an Affiliate of a Lender who has executed and delivered to the Administrative Agent an instrument of adhesion in the form set forth in Schedule L.

“Qualified Risk Management Lender” means (x) any Person that enters into a Risk Management Agreement at a time when such Person is a Lender or (y) any Qualified Affiliate that enters into a Risk Management Agreement at a time when the Lender with which such Qualified Affiliate is affiliated is a Lender, provided such Lender or such Qualified Affiliate ceases to be a Qualified Risk Management Lender if (x)such Lender is a Voluntary Exiting Lender, (y) such Lender is a Yank-a-Banked Lender and such Lender or its Qualified Affiliate has novated the Transactions to which it is a party or (z) such Lender is a Yank-a-Banked Lender who benefits from a Yank-a-Banked Lender Lien.

“Receiver” means a receiver, receiver and manager or the person having similar powers or authority appointed by the Administrative Agent or by a court at the instance of the Administrative Agent in respect of the Secured Assets or any part thereof.

“Release” means a “discharge”, as such term is defined in the EPA.

“Risk Management Agreement” means (a) any Existing Risk Management Agreement and (b) any other instrument or agreement evidencing any Risk Management Obligation of any Company.

“Risk Management Obligations” means, with respect to any Person, all liabilities of such Person under interest rate swap agreements, interest rate cap agreements, interest rate collar agreements, forward sales contracts, and all other agreements, options or arrangements designed to protect such Person against fluctuations in interest rates, currency exchange rates or commodities (including precious and base metals) prices but shall not include any liabilities under any Ordinary Course Forward Sale or Supply Agreements.

“Rockcliff” means Rockcliff Group Limited, a corporation incorporated under the laws of Ontario.

Credit Agreement

“Rolling EBITDA” means, for any Fiscal Quarter, the aggregate of (without duplication):

(a)	the sum of EBITDA (exclusive of any portion thereof attributable to any Rolling Permitted Acquisition EBITDA) for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters; and

(b)	any Rolling Permitted Acquisition EBITDA for such Fiscal Quarter.

“Rolling Interest Expenses” means, for any Fiscal Quarter, the aggregate of (without duplication):

(a)
the sum of Interest Expenses (exclusive of any portion thereof attributable to any Rolling Permitted Acquisition Interest Expenses) plus the Parent’s consolidated capitalized interest expenses for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters; and

(b)	any Rolling Permitted Acquisition Interest Expenses for such Fiscal Quarter.

“Rolling Permitted Acquisition EBITDA” means, for any Fiscal Quarter as concerns any Permitted Acquisition with respect to which four Fiscal Quarter ends or less have occurred since the date of the completion of such Permitted Acquisition, pro forma EBITDA attributable to such Permitted Acquisition during such Fiscal Quarter and the three immediately preceding Fiscal Quarters as if such Permitted Acquisition had occurred on the first day of such four Fiscal Quarter period.

“Rolling Permitted Acquisition Interest Expenses” means, for any Fiscal Quarter as concerns any Permitted Acquisition with respect to which four Fiscal Quarter ends or less have occurred since the date of the completion of such Permitted Acquisition, pro forma Interest Expenses attributable to such Permitted Acquisition during such Fiscal Quarter and the three immediately preceding Fiscal Quarters as if such Permitted Acquisition had occurred on the first day of such four Fiscal Quarter period.

“Rollover Notice” shall have the meaning ascribed thereto in Section 5.3.

“S&P” means Standard & Poor’s Ratings Service or any successor by merger or consolidation to its business.

“Sale Leaseback” shall mean any transaction or series of related transactions pursuant to which any Company (a) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold, transferred or disposed.

Credit Agreement

“Schedule I Lenders” means the Lenders that are listed in Schedule I to the Bank Act (Canada).

“Schedule I Reference Lenders” means The Bank of Nova Scotia and such other Schedule I Lenders as may be agreed upon by the Parent and the Administrative Agent from time to time.

“Schedule II and III Lenders” means Lenders that are not Schedule I Lenders that are otherwise residents of Canada for purpose of the Income Tax Act (Canada).

“Schedule II and III Reference Lenders” means such group of Schedule II and III Lenders as may be agreed upon by the Parent and the Administrative Agent from time to time.

“Secured Assets” means:

(a)
all present and future property of each Obligor other than (i) the Excluded Assets and (ii) until such time as the Indebtedness under the Senior Secured Notes is paid in full, the New Afton Project Assets;

(b)	all rights of any kind whatsoever with respect to paragraph (a) above; and

(c)	all proceeds of paragraphs (a) and (b) above.

For certainty, the Secured Assets shall cease to be Secured Assets to the extent such assets are sold or otherwise disposed of in a manner which is not prohibited by this Agreement.

“Secured Obligations” shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by any of the Obligors to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Finance Documents and Secured Obligations of a particular Obligor shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by such Obligor to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Finance Documents to which such Obligor is a party.  For certainty, “Secured Obligations” shall include interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable upon any Default or Event of Default to the extent lawful) specified herein, whether or not such interest is an allowable claim in such bankruptcy proceeding.

“Secured Obligations Termination Date” means the date on which all Secured Obligations of the Obligors (other than those provisions which by their terms survive the termination of the Finance Documents) have been paid in full and the Finance Parties have no Individual Commitments.

Credit Agreement

“Secured Risk Management Agreements” means Risk Management Agreements between an Obligor on the one hand and a Qualified Risk Management Lender on the other hand (but only for so long as such Person remains a Qualified Risk Management Lender).

“Security” means the collateral security constituted by the Security Documents.

“Security Documents” shall mean the security documents (as the same may be amended, modified, supplemented, restated or replaced from time to time) which, in the reasonable opinion of the Administrative Agent, are required to be entered into from time to time by the Obligors in favour of the Administrative Agent for the benefit of the Finance Parties in order to grant directly or indirectly to the Administrative Agent a first-ranking Lien on the Secured Assets, subject only to Permitted Liens, as continuing collateral security for the payment and performance of the Secured Obligations, such security documents to be in form and substance satisfactory to the Administrative Agent and to include, without limitation, the security documents described in Schedule K.

“Senior Secured Notes” means the 10% senior secured notes issued by the Parent pursuant to the Note Indenture in the aggregate principal amount of $242,000,000 which mature June 28, 2017.

“Shares”, as applied to the shares of any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other entity.

“S&P” means Standard & Poor’s Ratings Service or any successor by merger or consolidation to its business.

“Standalone Provisions” shall have the meaning ascribed thereto in Section 16.6.

“Standalone Risk Management Agreement” shall have the meaning ascribed thereto in Section 16.6.

“Subject Entities” means each Obligor, each Material Subsidiary and each holding company or companies which owns, directly or indirectly, any Obligor or Material Subsidiary and “Subject Entity” means any of the Subject Entities.

“Subordinated Indebtedness” means unsecured Indebtedness of any Subject Entity which by its terms has the payment of principal subordinated in right of payment upon liquidation or bankruptcy to the Secured Obligations owing by such Subject Entity to the Finance Parties under the Credit Agreement or any Permitted Risk Management Agreement which at the time that it is incurred,

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matures at least one year after the Maturity Date and there are no scheduled principal repayments thereof until such time.

“Subsidiary” means, with respect to any Person, any corporation, company or other similar business entity (including, for greater certainty, a Canadian chartered bank) of which more than fifty per cent (50%) of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person.

“Tangible Net Worth” means, at any particular time, the amount of Equity at such time less the aggregate of the amounts, at such time, which would, in accordance with generally accepted accounting principles, be classified upon the consolidated balance sheet of the Parent as goodwill (without taking into account any future income tax assets that may be classified as goodwill), intangible assets and accumulated other comprehensive income.

“Tax Act” means the Income Tax Act (Canada), as amended from time to time, and regulations promulgated thereunder.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Official Body, including any interest, additions to tax or penalties applicable thereto.

“Third Party Mining Arrangements” means any arrangement with another Person or Persons of a nature that is, or shall have become customary in, the mining business for the purposes of sharing the risks or costs of exploring, acquiring, developing or producing minerals from property owned by a Subject Entity, including, operating, processing, farm-in, farm-out, development, area of mutual interest, unitization, pooling, joint bidding, joint venture, service, partnership, subscription and stock purchase agreement and other similar agreements.

“Total Commitment Amount” means, at any particular time, the aggregate of the Individual Commitments with respect to all of the Lenders at such time.

“Total Debt” means, at any particular time, the aggregate Indebtedness of the Parent on a consolidated basis at such time less (i) all Indebtedness of the Excluded Subsidiaries and (ii) the Indebtedness owing under the Debentures at such time.

“Transaction” shall have the meaning ascribed thereto in any Secured Risk Management Agreement or Standalone Risk Management Agreement.

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“Upfront Fee Letter” means the upfront fee letter dated December 14, 2010 entered into among The Bank of Nova Scotia, Commonwealth Bank of Australia and the Parent.

“U.S.” and “United States” means the United States of America.

“U.S. Dollar Equivalent” means the Exchange Equivalent in United States dollars of any amount of any other currency.

“Voluntary Exiting Lender” means any Lender that has sold all of its rights and obligations under the Credit Documents (other than any such sale pursuant to Section 14.14(d)) and any Qualified Affiliate of such Lender that is a party to any Standalone Risk Management Agreements.

“Voting Shares” means Shares of a Person which carries voting rights or the right to Control such Person under any circumstances.

“Waste” means any waste, as defined by EPA.

“Western Opco” means Western Mesquite Mines Inc., a corporation incorporated under the laws of Nevada and its successors and permitted assigns.

“Western Property” (also known as the Mesquite Mine) means the mine and related facilities located on the properties in Imperial County, California described in the Parent's Annual Information Form dated March 26, 2010 for the Fiscal Year ended December 31, 2009.

“Withdrawal Liability” shall mean liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Yank-a-Banked Lender” means any Lender that has sold all of its rights and obligations under the Credit Documents pursuant to Section 14.14(d).

“Yank-a-Banked Lender Lien” has the meaning ascribed thereto in Section 14.14(d)(iii).

1.2 Other Usages

References to “this agreement”, “the agreement”, “hereof”, “herein”, “hereto” and like references refer to this Credit Agreement and not to any particular Article, Section or other subdivision of this agreement.  Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof and thereof.

Credit Agreement

1.3 Plural and Singular

Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4 Headings

The division of this agreement into Articles and Sections and the insertion of headings in this agreement are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.5 Currency

Unless otherwise specified herein, all statements of or references to dollar amounts in this agreement shall mean lawful money of the United States.

1.6 Applicable Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.  Any legal action or proceeding with respect to this agreement may be brought in the courts of the Province of Ontario and, by execution and delivery of this agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts.  Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.7 Time of the Essence

Time shall in all respects be of the essence of this agreement.

1.8 Non Banking Days

Subject to Section 7.4(c), whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.

1.9 Consents and Approvals

Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for therein, such consent or approval shall not be unreasonably withheld or delayed by such party.

Credit Agreement

1.10 Amount of Credit

Any reference herein to the amount of credit outstanding shall mean, at any particular time:

(a)	in the case of a Prime Rate Loan or a BA Rate Loan, the U.S. Dollar Equivalent of the principal amount thereof;

(b)	in the case of a Bankers’ Acceptance, the U.S. Dollar Equivalent of the face amount thereof;

(c)	in the case of a LIBOR Loan or Base Rate Canada Loan, the principal amount thereof;

(d)	in the case of a U.S. dollar denominated Letter, the contingent liability of the relevant Issuing Lender thereunder; and

(e)	in the case of a Letter denominated in a currency other than U.S. dollars, the U.S. Dollar Equivalent of the contingent liability of the relevant Issuing Lender thereunder.

1.11 Schedules

Each and every one of the schedules which is referred to in this agreement and attached to this agreement shall form a part of this agreement.

1.12 Extension of Credit

For the purposes hereof, each drawdown, rollover and conversion shall be deemed to be an extension of credit to the Borrower hereunder.

1.13 Rule of Construction

The Finance Documents have been negotiated by each party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Finance Documents.

1.14 Accounting Terms – GAAP

All accounting terms not specifically defined in this agreement shall be interpreted in accordance with GAAP.

1.15 Adoption of IFRS

It is expected that the Parent will adopt IFRS effective January 1, 2011.

The Parent shall, in connection with the delivery of the financial statements and the financial covenant compliance certificate under this agreement for the Fiscal Quarter ended

Credit Agreement

June 30, 2011, provide a reconciliation of the opening balance sheet as at January 1, 2011 between GAAP and IFRS.

For greater certainty, the Administrative Agent and the Lenders agree that there shall not be a breach of any financial covenants by the Borrower arising solely from the change in the opening balance sheet balances as restated from GAAP to IFRS.

1.16 Change in Accounting Polices

Whereas the Parent may adopt new accounting policies from time to time (including with respect to IFRS), whereby such adoption is compelled by accounting or regulatory bodies having jurisdiction or at its own discretion, and whereas these accounting changes may result in a material change in the calculation of the financial covenants or financial covenant thresholds or terms used in this agreement or any other Credit Document, then the Parent, the Administrative Agent and the Lenders agree to enter into negotiations in order to amend such provisions of this agreement or such Credit Document, as applicable, so as to equitably reflect such accounting changes with the desired result that the criteria for evaluating the Parent’s financial condition, financial covenants, financial covenant thresholds or terms used in this agreement or any other Credit Document shall be the same after such accounting changes as if such accounting changes had not been made; provided, however, that the agreement of the Majority Lenders to any required amendments of such provisions shall be sufficient to bind all Lenders.  If the Parent and the Majority Lenders cannot agree upon the required amendments immediately prior to the date of implementation of any accounting policy change, then all calculations of financial covenants, financial covenant thresholds or terms used in this agreement or any other Credit Document shall be prepared and delivered without reflecting the accounting policy change.

1.17 Successors and Permitted Assigns of Parties

Any reference in this agreement to a party to this agreement shall include the successors and permitted assigns of such party.

1.18 Meaning of Include

The words “include”, “includes” and “including”, when used in this agreement, shall be deemed to be followed by the phrase “without limitation”.

1.19 Joint and Several Obligations

All obligations hereunder which are stated to be obligations of the Borrowers or any one of them to the Finance Parties shall be joint and several obligations of the Borrowers.  The obligation of any one Borrower (hereinafter, individually in this sentence, the “first mentioned Borrower”) with respect to its joint and several liability for the credit extended to any other Borrower shall not be wholly or partially satisfied by such first mentioned Borrower repaying the credit extended to such first mentioned Borrower hereunder.  With respect to the joint and several obligations of the Borrowers, the Finance Parties shall not be bound to exhaust their recourse against any Borrower or others or any security or guarantees it may at any time

Credit Agreement

hold before being entitled to payment from any other Borrower and each Borrower renounces all benefits of discussion and division.

ARTICLE 2

CREDIT FACILITY

2.1 Establishment of Credit Facility

Subject to the terms and conditions hereof, the Lenders hereby establish in favour of the Borrowers a revolving term credit facility (the “Credit Facility ”) in the amount of $150,000,000, as such amount may be reduced pursuant to Section 2.3.

2.2 Lenders’ Commitments

Subject to the terms and conditions hereof, the Lenders severally agree to extend credit to the Borrowers under the Credit Facility from time to time provided that the aggregate amount of credit extended by each Lender under the Credit Facility shall not at any time exceed the Individual Commitment of such Lender and further provided that the aggregate amount of credit outstanding under the Credit Facility shall not at any time exceed the amount of the Credit Facility.  Subject to the terms and conditions hereof, all credit requested under the Credit Facility shall be made available to the relevant Borrower contemporaneously by all of the Lenders.  Each Lender shall provide to the relevant Borrower its Pro Rata Share of each relevant credit, whether such credit is extended by way of drawdown, rollover or conversion.  No Lender shall be responsible for any default by any other Lender in its obligation to provide its Pro Rata Share of any credit under the Credit Facility nor shall the Individual Commitment of any Lender be increased as a result of any such default of another Lender in extending credit under the Credit Facility.  The failure of any Lender to make available to a Borrower its Pro Rata Share of any credit under the Credit Facility shall not relieve any other Lender of its obligation hereunder to make available to the relevant Borrower its Pro Rata Share of such credit under the Credit Facility.

2.3 Reduction of Credit Facility

The Borrowers may, from time to time and at any time, by notice in writing to the Administrative Agent, permanently reduce the Credit Facility in whole or in part to the extent  the Credit Facility, is not being utilized at the time such notice is given, provided that such reduction shall not become effective until five Banking Days after such notice has been given.  The amount of the Credit Facility will be permanently reduced at the time, and in the amount, of each repayment or prepayment made pursuant to Section 9.1 and 9.3.  In the event that, in connection with any mandatory prepayments under the Credit Facility pursuant to Section 9.3, the amount of such mandatory prepayment exceeds the aggregate amount of credit outstanding under the Credit Facility at the time of such mandatory prepayment (in each case, a “Mandatory Prepayment Excess Amount”), the amount of the Credit Facility shall be, contemporaneously with such mandatory prepayment, permanently reduced by an amount equal to such Mandatory Prepayment Excess Amount. Provided that the amount of the Credit Facility has not been previously reduced pursuant to this section by $50,000,000 and has not been reinstated, the amount of the Credit Facility shall be immediately reduced by $50,000,000

Credit Agreement

(i) following the 45th consecutive day of a Cerro San Pedro Disruption Event and/or (ii) at the sole and absolute discretion of the Lenders at any time prior to discharge of the CSP Historical Lien.  If the amount of the Credit Facility is reduced by $50,000,000 on account of a Cerro San Pedro Disruption Event, such amount shall be reinstated if (x) operations at the Cerro San Pedro Project resume in accordance with the most recent mine plan delivered pursuant to Section 11.1(a)(iv) or Section 12.2(m) for a period of 45 consecutive days, and (y) no additional Cerro San Pedro Disruption Event occurs during this period.  If the amount of the Credit Facility is reduced by $50,000,000 on account of the CSP Historical Lien, such amount shall be reinstated upon discharge of the CSP Historical Lien.  Any repayment or prepayment of credit outstanding under the Credit Facility (other than as set forth above) shall not cause a reduction in the amount of the Credit Facility.  Any repayment of outstanding credit which forms part of any conversion from one type of credit to another type of credit under Article 3 or Article 6 or of any rollover under Article 5 shall not cause any reduction in the amount of the Credit Facility.  Upon any reduction of the Credit Facility, the Individual Commitment of each Lender with respect to the Credit Facility shall thereupon be reduced by an amount equal to such Lender’s Pro Rata Share of the amount of such reduction of the Credit Facility.

2.4 Termination of Credit Facility

(a)	The Credit Facility shall terminate upon the earliest to occur of:

(i)	the termination of the Credit Facility in accordance with Section 13.1;

(ii)	the date on which the Credit Facility has been permanently reduced to zero pursuant to Section 2.3; and

(iii)	the Maturity Date.

(b)
Upon the termination of the Credit Facility, the right of the Borrowers to obtain any credit thereunder and all of the obligations of the Lenders to extend credit thereunder shall automatically terminate.

ARTICLE 3

GENERAL PROVISIONS RELATING TO CREDITS

3.1 Types of Credit Availments

Subject to the terms and conditions hereof, the Borrowers may obtain credit from the Lenders by way of one or more Loans, Bankers’ Acceptances and Letters.

Any extension of credit hereunder by way of Base Rate Canada Loans or LIBOR Loans shall be in a minimum amount of $1,000,000 and by way of Prime Rate Loans, BA Rate Loans or Bankers’ Acceptances shall be in a minimum amount of CDN$1,000,000.  At no time shall the aggregate amount of Letters exceed $50,000,000 or the Exchange Equivalent thereof.

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3.2 Funding of Loans

Subject to the terms and conditions hereof, each Lender shall make available to the Administrative Agent its Pro Rata Share of the principal amount of each Loan under the Credit Facility prior to 12:00 p.m. (Toronto time) on the date of the extension of credit.  The Administrative Agent shall, upon fulfilment by the Borrowers of the terms and conditions set forth in Article 12 and unless otherwise irrevocably authorized and directed in the Drawdown Notice, make such funds available to the relevant Borrower on the date of the extension of credit by crediting the Designated Account (or causing such account to be credited).  Unless the Administrative Agent has been notified by a Lender at least one Banking Day prior to the date of the extension of credit that such Lender will not make available to the Administrative Agent its Pro Rata Share of such Loan, the Administrative Agent may assume that such Lender has made such portion of the Loan available to the Administrative Agent on the date of the extension of credit in accordance with the provisions hereof and the Administrative Agent may, in reliance upon such assumption, make available to the relevant Borrower on such date a corresponding amount.  If the Administrative Agent has made such assumption, to the extent such Lender shall not have so made its Pro Rata Share of the Loan available to the Administrative Agent, such Lender agrees to pay to the Administrative Agent, forthwith on demand, such Lender’s Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Administrative Agent in connection therewith together with interest thereon at the then prevailing interbank rate for each day from the date such amount is made available to the relevant Borrower until the date such amount is paid or repaid to the Administrative Agent; provided, however, that notwithstanding such obligation, if such Lender fails so to pay, the relevant Borrower shall, without prejudice to any rights that such Borrower might have against such Lender, repay such amount to the Administrative Agent forthwith after demand therefor by the Administrative Agent.  The amount payable by each Lender to the Administrative Agent pursuant hereto shall be set forth in a certificate delivered by the Administrative Agent to such Lender and the relevant Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall constitute prima facie evidence of such amount payable.  If such Lender makes the payment to the Administrative Agent required herein, the amount so paid shall constitute such Lender’s Pro Rata Share of the Loan for purposes of this agreement and shall entitle the Lender to all rights and remedies against the Borrowers in respect of such Loan.

3.3 Failure of Lender to Fund Loan

If any Lender fails to make available to the Administrative Agent its Pro Rata Share of any Loan as required and the Administrative Agent has not funded, or has funded and demanded repayment from the relevant Borrower,  pursuant to Section 3.2, the Administrative Agent shall forthwith give notice of such failure by such Defaulting Lender to the Borrowers and the other Lenders and such notice shall state that any Lender may make available to the Administrative Agent all or any portion of the Defaulting Lender’s Pro Rata Share of such Loan (but in no way shall any other Lender or the Administrative Agent be obliged to do so) in the place and stead of the Defaulting Lender.  If more than one Lender gives notice that it is prepared to make funds available in the place and stead of a Defaulting Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the “Contributing Lenders” and individually called the “Contributing Lender”) are prepared to

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make available exceeds the amount of the advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its pro rata share of such advance based on the Contributing Lenders’ relative commitments to advance in such circumstances.  If any Contributing Lender makes funds available in the place and stead of a Defaulting Lender in such circumstances, then the Defaulting Lender shall pay to any Contributing Lender making the funds available in its place and stead, forthwith on demand, any amount advanced on its behalf together with interest thereon at the then prevailing interbank rate for each day from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Loan from the Borrowers.  In addition to interest as aforesaid, the Borrowers shall pay all amounts owing by the Borrowers to the Defaulting Lender hereunder (with respect to the amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender) to the Contributing Lenders until such time as the Defaulting Lender pays to the Administrative Agent for the Contributing Lenders all amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender.

3.4 Funding of Bankers’ Acceptances

(a)
If the Administrative Agent receives from a Borrower a Drawdown Notice, Rollover Notice or Conversion Notice requesting a drawdown of, a rollover of or a conversion into Bankers’ Acceptances, the Administrative Agent shall notify each Lender, prior to 11:00 a.m. (Toronto time) on the second Banking Day prior to the date of such extension of credit of such request and of each Lender’s Pro Rata Share of such extension of credit.  The Administrative Agent shall also at such time notify such Borrower of each Lender’s Pro Rata Share of such extension of credit.  Each Lender shall, not later than 11:00 a.m. (Toronto time) on the date of each extension of credit by way of Bankers’ Acceptance, accept drafts of such Borrower which are presented to it for acceptance and which have an aggregate face amount equal to such Lender’s Pro Rata Share of the total extension of credit being made available by way of Bankers’ Acceptances on such date, as advised by the Administrative Agent.  Each Lender shall purchase the Bankers’ Acceptances which it has accepted for a purchase price equal to the BA Discounted Proceeds therefor.  Each Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any and all Bankers’ Acceptances accepted and purchased by it.

(b)
The Borrowers shall provide for payment to the accepting Lenders of the face amount of each Bankers’ Acceptance at its maturity, either by payment of such amount or through an extension of credit hereunder or through a combination of both.  The Borrowers hereby waive presentment for payment of Bankers’ Acceptances by the Lenders and any defence to payment of amounts due to a Lender in respect of a Bankers’ Acceptance which might exist by reason of such Bankers’ Acceptance being held at maturity by such Lender which accepted it and agrees not to claim from such Lender any days of grace for the payment at maturity of Bankers’ Acceptances.

Credit Agreement

(c)
In the case of a drawdown by way of Bankers’ Acceptance, each Lender shall, forthwith after the acceptance of drafts of a Borrower as aforesaid, make available to the Administrative Agent the BA Proceeds with respect to the Bankers’ Acceptances accepted by it.  The Administrative Agent shall, upon fulfilment by a Borrower of the terms and conditions set forth in Article 12, make such BA Proceeds available to such Borrower on the date of such extension of credit by crediting the applicable Designated Account.  In the case of a rollover of or conversion into Bankers’ Acceptances, each Lender shall retain the Bankers’ Acceptance accepted by it and shall not be required to make any funds available to the Administrative Agent for deposit to the applicable Designated Account; however, forthwith after the acceptance of drafts of such Borrower as aforesaid, such Borrower shall pay to the Administrative Agent on behalf of the Lenders an amount equal to the aggregate amount of the acceptance fees in respect of such Bankers’ Acceptances calculated in accordance with Section 7.7 plus the amount by which the aggregate face amount of such Bankers’ Acceptances exceeds the aggregate BA Discounted Proceeds with respect thereto.

(d)
Any Bankers’ Acceptance may, at the option of a Borrower, be executed in advance by or on behalf of such Borrower, by mechanically reproduced or facsimile signatures of any two officers of such Borrower who are properly so designated and authorized by such Borrower from time to time.  Any Bankers’ Acceptance so executed and delivered by a Borrower to the Lenders shall be valid and shall bind such Borrower and may be dealt with by the Lenders to all intents and purposes as if the Bankers’ Acceptance had been signed in the executing officers’ own handwriting.

(e)
Each Borrower shall notify the Lenders as to those officers whose signatures may be reproduced and used to execute Bankers’ Acceptances in the manner provided in Section 3.4(d).  Bankers’ Acceptances with the mechanically reproduced or facsimile signatures of designated officers may be used by the Lenders and shall continue to be valid, notwithstanding the death, termination of employment or termination of authorization of either or both of such officers or any other circumstance.

(f)
Each Borrower hereby indemnifies and agrees to hold harmless the Lenders against and from all losses, damages, expenses and other liabilities caused by or attributable to the use of the mechanically reproduced or facsimile signature instead of the original signature of an authorized officer of a Borrower on a Banker’s Acceptance prepared, executed, issued and accepted pursuant to this agreement, except to the extent determined by a court of competent jurisdiction to be due to the gross negligence or wilful misconduct of the Lenders.

(g)
Each Lender agrees that, in respect of the safekeeping of executed drafts of the Borrowers which are delivered to it for acceptance hereunder, it shall exercise the same degree of care which it gives to its own property, provided that it shall not be deemed to be an insurer thereof.

Credit Agreement

(h)
All Bankers’ Acceptances to be accepted by a particular Lender shall, at the option of such Lender, be issued in the form of depository bills made payable originally to and deposited with The Canadian Depository for Securities Limited pursuant to the Depository Bills and Notes Act (Canada).

(i)
In order to facilitate the issuance of Bankers’ Acceptances pursuant to this agreement, each Borrower hereby authorizes each Lender, and appoints each Lender as its attorney, to complete, sign and endorse drafts or depository bills (each such executed draft or bill being herein referred to as a “BA Draft”) on its behalf in handwritten form or by facsimile or mechanical signature or otherwise in accordance with the applicable Drawdown Notice, Rollover Notice or Conversion Notice and, once so completed, signed and endorsed to accept them as Bankers’ Acceptances under this agreement and then if applicable, purchase, discount or negotiate such Bankers’ Acceptances in accordance with the provisions of this agreement.  BA Drafts so completed, signed, endorsed and negotiated on behalf of a Borrower by such Lender shall bind such Borrower as fully and effectively as if so performed by an authorized officer of such Borrower.  Each draft of a Bankers’ Acceptance completed, signed or endorsed by a Lender shall mature on the last day of the term thereof.

3.5 BA Rate Loans

If in the sole judgement of a Lender, such Lender is unable to extend credit by way of Bankers’ Acceptances in accordance with this agreement, such Lender shall give an irrevocable notice to such effect to the Administrative Agent and the Borrowers prior to 10:00 a.m. (Toronto time) on the date of the requested credit extension and shall make available to the Borrowers prior to 11:00 a.m. (Toronto time) on the date of such requested credit extension a Canadian dollar loan (a “BA Rate Loan”) in the principal amount equal to such Lender’s Pro Rata Share of the total credit to be extended by way of Bankers’ Acceptances, such BA Rate Loan to be funded in the same manner as a Loan is funded pursuant to Sections 3.2 and 3.3.  If a Borrower requests an extension of credit by way of Prime Rate Loan, each Canadian Dollar-LIBOR Funded Lender shall make available to such Borrower prior to 11:00 a.m. (Toronto Time) on the date of such requested credit extension a BA Rate Loan in the principal amount equal to such Lender’s Pro Rate Share of the total credit to be extended by way of Prime Rate Loans, such BA Rate Loan to be funded in the same manner as a Loan is funded pursuant to Sections 3.2 and 3.3.  If such BA Rate Loan is a substitute for Bankers’ Acceptances, such BA Rate Loan shall have the same term as such Bankers’ Acceptances.  If such BA Rate Loan is a substitute for Prime Rate Loans, such BA Rate Loan shall have a term equal to the shortest Interest Period displayed on the “LIBOR 01 Page” for CDN$1,000,000.  A BA Rate Loan shall bear such rate of interest per annum throughout the term thereof as shall permit such Lender to obtain the same effective rate as if such Lender had accepted and purchased a Bankers’ Acceptance at the same acceptance fee and pricing at which a Schedule II Lender would have accepted and purchased such Bankers’ Acceptance at approximately 11:00 a.m. (Toronto time) on the date such BA Rate Loan is made, on the basis that, and the Borrowers hereby agree that, for such a BA Rate Loan, interest shall be payable in advance on the date of the extension of credit by the relevant Lender deducting the interest payable in respect thereof from the principal amount of such BA Rate Loan.  All BA Rate Loans to be made by a particular Lender shall, at

Credit Agreement

the option of such Lender, be evidenced by a promissory note in the form of a depository note made payable originally to and deposited with The Canadian Depository for Securities Limited pursuant to the Depository Bills and Notes Act (Canada).

3.6 Timing of Credit Availments

No Bankers’ Acceptance, BA Rate Loan or LIBOR Loan may have a maturity date later than the Maturity Date.  If, upon termination of the Credit  Facility and release of the Security, an Issuing Lender, in its sole and absolute discretion, agrees to continue to provide a Letter or Letters on behalf of a Borrower, such Borrower shall post cash collateral security with such Issuing Lender as collateral security for the maximum aggregate exposure under such Letter or Letters.  Following such payment by a Borrower to such Issuing Lender, the Borrowers shall have no further liability to such Issuing Lender with respect to any such Letter.  Prior to the expiry of any such cash collateralized Letter, the relevant Issuing Lender may, in its sole and absolute direction, pay the beneficiary of such Letter the face amount thereof from the proceeds of said cash collateral as if such beneficiary had presented such Letter to such Issuing lender for payment and thereafter cancel such Letter.  Upon the expiry of any such cash collateralized Letter (or the return thereof by the beneficiary to the relevant Issuing Lender) which (i) has not been presented to the relevant Issuing Lender for payment or (ii) which has been presented to the relevant Issuing Lender for payment of less than the full face value thereof, such Issuing Lender shall promptly return the balance of such cash collateral to the relevant Borrower.

3.7 Inability to Fund U.S. Dollar Advances in Canada

If a Lender determines in good faith, which determination shall be final, conclusive and binding on the Borrowers, and the Administrative Agent notifies the Borrowers that (i) by reason of circumstances affecting financial markets inside or outside Canada, deposits of United States dollars are unavailable to such Lender in Canada, (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definition of LIBOR or Alternate Base Rate Canada, as the case may be, (iii) the making or continuation of United States dollar advances in Canada has been made impracticable by the occurrence of a contingency (other than a mere increase in rates payable by such Lender to fund the advance) which materially and adversely affects the funding of the advances at any interest rate computed on the basis of the LIBOR or the Alternate Base Rate Canada, as the case may be, or by reason of a change in any applicable law or government regulation, guideline or order (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or in the interpretation thereof by any Official Body affecting such Lender or any relevant financial market, which results in LIBOR or the Alternative Base Rate Canada, as the case may be, no longer representing the effective cost to such Lender of deposits in such market for a relevant Interest Period, or (iv) any change to present law or any future law, regulation, order, treaty or official directive (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or any change therein or any interpretation or application thereof by any Official Body has made it unlawful for such Lender to make or maintain or give effect to its obligations in respect of United States dollar advances in Canada as contemplated herein, then:

Credit Agreement

(a)
the right of the Borrowers to obtain any affected Base Rate Canada Loan or LIBOR Loan from such Lender shall be suspended until such Lender determines that the circumstances causing such suspension no longer exist and such Lender so notifies the Borrowers;

(b)	if any affected Base Rate Canada Loan or LIBOR Loan is not yet outstanding, any applicable Drawdown Notice shall be cancelled and the advance requested therein shall not be made;

(c)
if any LIBOR Loan is already outstanding at any time when the right of the Borrowers to obtain credit by way of a LIBOR Loan is suspended, it shall, subject to the Borrowers having the right to obtain credit by way of a Base Rate Canada Loan at such time, be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any applicable law) to a Base Rate Canada Loan in the principal amount equal to the principal amount of the LIBOR Loan or, if the Borrowers do not have the right to obtain credit by way of a Base Rate Canada Loan at such time, such LIBOR Loan shall be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any applicable law) to a loan in such other currency as may be mutually agreed upon in the principal amount equal to the Exchange Equivalent of such LIBOR Loan; and

(d)
if any Base Rate Canada Loan is already outstanding at any time when the right of the Borrowers to obtain credit by way of a Base Rate Canada Loan is suspended, it shall, subject to the Borrowers having the right to obtain credit by way of a LIBOR Loan at such time, be converted to a LIBOR Loan on the third Banking Day thereafter in the principal amount equal to the principal amount of the Base Rate Canada Loan and having an Interest Period of one month or, if the Borrowers do not have the right to obtain credit by way of a LIBOR Loan at such time, it shall be immediately converted to a loan in such other currency as may be mutually agreed upon in the principal amount equal to the Exchange Equivalent of the principal amount of the Base Rate Canada Loan.

3.8 Time and Place of Payments

Unless otherwise expressly provided herein, the Borrowers shall make all payments pursuant to this agreement or pursuant to any document, instrument or agreement delivered pursuant hereto by deposit to the relevant Designated Account before 1:00 p.m. (Toronto time) on the day specified for payment and the Administrative Agent shall be entitled to withdraw the amount of any payment due to the Administrative Agent or the Lenders hereunder from such accounts on the day specified for payment.

3.9 Remittance of Payments

Forthwith after the withdrawal from the Designated Account by the Administrative Agent of any payment of principal, interest, fees or other amounts for the benefit of the relevant Lenders pursuant to Section 3.8, the Administrative Agent shall, subject to

Credit Agreement

Sections 3.3 and 8.3 remit to each Lender, in immediately available funds, such Lender’s Pro Rata Share of such payment (except to the extent such payment results from a Loan with respect to which a Lender had failed, pursuant to Section 3.2, to make available to the Administrative Agent its Pro Rata Share and, where any other Lender has made funds available in the place and stead of a Defaulting Lender); provided that if the Administrative Agent, on the assumption that it will receive, on any particular date, a payment of principal (including, without limitation, a prepayment), interest, fees or other amount under the Credit Facility, remits to each Lender its Pro Rata Share of such payment and a Borrower fails to make such payment, each Lender agrees to repay to the Administrative Agent, forthwith on demand, to the extent that such amount is not recovered from the Borrowers on demand and after reasonable efforts by the Administrative Agent to collect such amount (without in any way obligating the Administrative Agent to take any legal action with respect to such collection), such Lender’s Pro Rata Share of the payment made to it pursuant hereto together with interest thereon at the then prevailing interbank rate for each day from the date such amount is remitted to the Lenders until the date such amount is paid or repaid to the Administrative Agent, the exact amount of the repayment required to be made by the Lenders pursuant hereto to be as set forth in a certificate delivered by the Administrative Agent to each Lender, which certificate shall constitute prima facie evidence of such amount of repayment.

3.10 Evidence of Indebtedness

The Administrative Agent shall maintain accounts wherein the Administrative Agent shall record the amount of credit outstanding, each payment of principal and interest on account of each Loan, each Bankers’ Acceptances accepted and cancelled and all other amounts becoming due to and being paid to the Lenders or the Administrative Agent hereunder, including standby fees.  The Administrative Agent’s accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrowers pursuant to this agreement.

3.11 Notice Periods

Each Drawdown Notice, Rollover Notice, Conversion Notice and Prepayment Notice shall be given to the Administrative Agent:

(a)
prior to 10:00 a.m. (Toronto time) on the third Banking Day prior to the date of any voluntary prepayment or the date of a drawdown of, rollover of, conversion into or conversion of a Bankers’ Acceptance or LIBOR Loan or the issuance of any Letter; and

(b)	prior to 10:00 a.m. (Toronto time) on the second Banking Day prior to the date of any other drawdown, rollover or conversion.

3.12 General Provisions Relating to All Letters

(a)
Each Borrower hereby acknowledges and confirms to the Issuing Lenders that the Issuing Lenders shall not be obliged to make any inquiry or investigation as to the right of any beneficiary to make any claim or draft or request any payment under a Letter and payment by an Issuing Lender pursuant to a Letter shall not be

Credit Agreement

withheld by such Issuing Lender by reason of any matters in dispute between the beneficiary thereof and the relevant Borrower.  The sole obligation of the Issuing Lenders with respect to Letters is to cause to be paid a draft drawn or purporting to be drawn in accordance with the terms of the applicable Letter and for such purpose the relevant Issuing Lender is only obliged to determine that the draft purports to comply with the terms and conditions of the relevant Letter.

(b)
The Issuing Lenders shall not have any responsibility or liability for or any duty to inquire into the form, sufficiency (other than to the extent provided in the preceding paragraph), authorization, execution, signature, endorsement, correctness (other than to the extent provided in the preceding paragraph), genuineness or legal effect of any draft, certificate or other document presented to it pursuant to a Letter and the relevant Borrower unconditionally assumes all risks with respect to the same.  Each Borrower agrees that it assumes all risks of the acts or omissions of the beneficiary of any Letter with respect to the use by such beneficiary of the relevant Letter.

(c)	The obligations of the Borrowers hereunder with respect to Letters shall be absolute, unconditional and irrevocable and shall not be reduced by any event or occurrence including, without limitation:

(i)	any lack of validity or enforceability of this agreement or any such Letter;

(ii)	any amendment or waiver of or any consent to departure from this agreement;

(iii)
the existence of any claim, set-off, defence or other rights which a Borrower may have at any time against any beneficiary or any transferee of any such Letter (or any person or entities for whom any such beneficiary or any such transferee may be acting), any Lender, the Issuing Lenders or any other Person;

(iv)
any draft, statement or other document presented under any such Letter proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect whatsoever;

(v)	payment by an Issuing Lender under such Letter against presentation of a sight draft or certificate which does not comply with the terms of such Letter;

(vi)	any non-application or misapplication by the beneficiary of such Letter of the proceeds of any drawing under such Letter;

(vii)	the surrender or impairment of any Security; or;

(viii)	any reduction or withdrawal of an Issuing Lender’s credit rating by any rating agency.

Credit Agreement

The obligations of the relevant Borrower hereunder with respect to Letters shall remain in full force and effect and shall apply to any amendment to or extension of the expiration date of any such Letter.

(d)
Any action, inaction or omission taken or suffered by an Issuing Lender or any of such Issuing Lender’s correspondents under or in connection with a Letter or any draft made thereunder, if in good faith and in conformity with foreign or domestic laws, regulations or customs applicable thereto, shall be binding upon the relevant Borrower and shall not place such Issuing Lender or any of its correspondents under any resulting liability to such Borrower.  Without limiting the generality of the foregoing, each Issuing Lender and its correspondents may receive, accept or pay as complying with the terms of a Letter, any draft thereunder, otherwise in order which may be signed by, or issued to, the administrator or any executor of, or the trustee in bankruptcy of, or the receiver for any property of, or other Person or entity acting as the representative or in the place of, such beneficiary or its successors and assigns.  Each Borrower covenants that it will not take any steps, issue any instructions to any Issuing Lender or any of its correspondents or institute any proceedings intended to derogate from the right or ability of an Issuing Lender or its correspondents to honour and pay any draft or drafts.

(e)
Each Borrower agrees that the Lenders, the Issuing Lenders and the Administrative Agent shall have no liability to it for any reason in respect of or in connection with any Letter, the issuance thereof, any payment thereunder, or any other action taken by the Lenders, the Issuing Lenders or the Administrative Agent or any other person in connection therewith, other than on account of an Issuing Lender’s gross negligence or wilful misconduct.

(f)
Save to the extent expressly provided otherwise in this Section 3.12, the rights and obligations between each Issuing Lender and each Borrower with respect to each Letter shall be determined in accordance with the applicable provisions of the (i) Uniform Customs and Practice for Documentary Credits (2006 Revision), ICC Publications 600 or (ii) the International Standby Practices - ISP98, ICC Publication No. 590, as applicable.

(g)
On each anniversary of the issuance of any Letter, (i) the relevant Borrower shall, if directed by the relevant Issuing Lender, forthwith (x) deposit cash collateral with the relevant Issuing Lender or (y) deliver a replacement letter of credit (from a third party credit provider) to the beneficiary of, and in an amount equal to, such Letter and to return such Letter to such Issuing Lender for cancellation; or (ii) the relevant Issuing Lender may, in its sole and absolute direction, pay the beneficiary of such Letter the face amount thereof in cash as if such beneficiary had presented such Letter to such Issuing lender for payment and upon which the provisions of Section 9.5 shall be applicable.

Credit Agreement

(h)	Letters issued hereunder shall be denominated only in United States, Canadian or Australian dollars or such other currency as may be agreed by the relevant Issuing Lender.

3.13 Administrative Agent’s Discretion to Allocate

Notwithstanding the provisions of Section 3.2 with respect to the funding of Loans and Bankers’ Acceptances in accordance with each Lender’s Pro Rata Share, the Administrative Agent shall be entitled to reallocate the funding or reimbursement obligations among the relevant Lenders in order to ensure, to the greatest extent practicable, that after such funding the aggregate amount of credit extended hereunder by each Lender coincides with such Lender’s Pro Rata Share of the aggregate amount of credit extended under a the Credit Facility by all of the Lenders, provided that no such allocation shall result in the aggregate amount of credit extended hereunder by any Lender exceeding such Lender’s Individual Commitment.

3.14 Cost of Funds

If the Majority Lenders notify the Administrative Agent at least one Banking Day before the date of any proposed drawdown, conversion or rollover of a LIBOR Loan that LIBOR, for any interest period for such LIBOR Loans will not adequately reflect the cost to such Majority Lenders of making, funding or maintaining their respective LIBOR Loans for such Interest Period, the Administrative Agent shall forthwith so notify the Borrowers and the Lenders, whereupon (i) each LIBOR Loan will automatically, on the last day of the then existing interest period therefor, convert into a Base Rate Canada Loan and (ii) the obligation of the Lenders to make or to convert into, LIBOR Loans shall be suspended until the Administrative Agent shall notify the Borrowers and the Lenders that the circumstances causing such suspension no longer exist.

ARTICLE 4

DRAWDOWNS

4.1 Drawdown Notice

Subject to Sections 3.1 and 3.7 and provided that all of the applicable conditions precedent set forth in Article 12 have been fulfilled by the Borrowers or waived by the Lenders as provided in Section 14.4, a Borrower may, from time to time, obtain credit hereunder by giving to the Administrative Agent a duly executed and updated Multi-jurisdictional Mortgage Statement current to within 11 months of the date that the credit is to be obtained (unless previously provided and still current pursuant to Applicable Law), and an irrevocable notice in substantially the form of Schedule D hereto (“Drawdown Notice”) in accordance with Section 3.11 and specifying:

(a)	the date the credit is to be obtained;

(b)	whether the credit is to be obtained by way of Prime Rate Loan, Base Rate Canada Loan, LIBOR Loan, Bankers’ Acceptances or Letter;

Credit Agreement

(c)	in the case of any credit to be obtained by way of a Loan, the principal amount of the Loan;

(d)	if the credit is to be obtained by way of Bankers’ Acceptances, the aggregate face amount of the Bankers’ Acceptances to be issued and the term of the Bankers’ Acceptances;

(e)	if the credit is to be obtained by way of LIBOR Loan, the applicable Interest Period;

(f)
if the credit is to be obtained by way of Letter, the named beneficiary of the Letter, the maturity date and amount of the Letter, the currency in which the Letter is to be denominated and all other terms of the Letter (including, without limitation, the proposed form of the Letter; and

(g)	the details of any irrevocable authorization and direction pursuant to Section 3.2.

4.2 Subsidiary Reimbursement Covenant

If credit is to be obtained by way of Letter and if such Letter is to be issued on behalf of a Subsidiary of a Borrower as well as on behalf of the Borrower, such Borrower shall ensure that accompanying such Drawdown Notice is an instrument, substantially in the form of Schedule M hereto, and pursuant to which such Subsidiary shall agree, without qualification, to reimburse the relevant Issuing Lender on demand for the full amount of each and any Letter presented to and paid by the relevant Issuing Lender in accordance with such Letter.

4.3 Multi-jurisdictional Mortgage Statement

If, pursuant to a drawdown notice, the Administrative Agent has been authorized to retain an amount equal to the Exchange Equivalent in Australian dollars necessary to pay the mortgage duty that will be due and payable to the New South Wales Office of State Revenue in order to fully perfect and render legal and enforceable the Finance Parties’ Security over the Peak Property, the Administrative Agent shall apply such amount to such mortgage duty payment and, upon the request of the Borrowers, provide evidence of such payment.

ARTICLE 5

ROLLOVERS

5.1 Bankers’ Acceptances

Provided that a Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.3, requested the Lenders to accept its drafts to replace all or a portion of outstanding Bankers’ Acceptances as they mature, each Lender shall, on the maturity of such Bankers’ Acceptances and concurrent with the payment by the Borrowers to such relevant Lender of the face amount of such Bankers’ Acceptances or the portion thereof to be replaced, accept such Borrower’s draft or drafts having an aggregate face amount equal to its Pro Rata Share of the aggregate face amount of the matured Bankers’ Acceptances or the portion thereof to be replaced in accordance with Section 3.4.

Credit Agreement

5.2 LIBOR Loans

Subject to Section 3.7 and provided that a Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.3, requested the Lenders to continue to extend credit by way of a LIBOR Loan to replace all or a portion of an outstanding LIBOR Loan as it matures, each Lender shall, on the maturity of such LIBOR Loan, continue to extend credit to such Borrower by way of a LIBOR Loan (without a further advance of funds to such Borrower) in the principal amount equal to such relevant Lender’s Pro Rata Share of the principal amount of the matured LIBOR Loan or the portion thereof to be replaced.

5.3 Rollover Notice

The notice to be given to the Administrative Agent pursuant to Section 5.1 or 5.2 (“Rollover Notice”) shall be irrevocable, shall be given in accordance with Section 3.11, shall be in substantially the form of Schedule E hereto and shall specify:

(a)	the maturity date of the maturing Bankers’ Acceptances or the maturing LIBOR Loan, as the case may be;

(b)	the face amount of the maturing Bankers’ Acceptances or the principal amount of the maturing LIBOR Loan, as the case may be, and the portion thereof to be replaced;

(c)
in the case of a maturing LIBOR Loan, the maturity date of the maturing LIBOR Loan, the principal amount of the maturing LIBOR Loan and the portion thereof to be replaced and the Interest Period or Interest Periods of the replacement LIBOR Loans; and

(d)	in the case of maturing Bankers’ Acceptances, the aggregate face amount of the new Bankers’ Acceptances to be issued and the term of the new Bankers’ Acceptances.

5.4 Absence of Notice

Subject to Section 3.7, in the absence of a Rollover Notice or Conversion Notice within the appropriate time periods referred to herein, a maturing LIBOR Loan in favour of a Borrower shall be automatically rolled over to a LIBOR Loan with an Interest Period of one month and a maturing Bankers’ Acceptance or BA Rate Loan shall be automatically rolled over to a Bankers’ Acceptance or BA Rate Loan with a term of 30 days, as though a notice to such effect had been given in accordance with Section 5.3.

ARTICLE 6

CONVERSIONS

6.1 Converting Loan to Other Type of Loan

Subject to the provisions hereof and provided that a Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.4, requested the Lenders to

Credit Agreement

convert all or a portion of an outstanding Loan (other than a BA Rate Loan) into another type of Loan (other than a BA Rate Loan), each Lender shall, on the date of conversion (which, in the case of the conversion of all or a portion of an outstanding LIBOR Loan, shall be the date on which such Loan matures), continue to extend credit to such Borrower by way of the type of Loan into which the outstanding Loan or a portion thereof is converted (with a repayment and a subsequent advance of funds to such Borrower) in the aggregate principal amount equal to such relevant Lender’s Pro Rata Share of the principal amount of the outstanding Loan or the portion thereof which is being converted.

6.2 Converting Loan to Bankers’ Acceptances

Provided that a Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.4, requested the relevant Lenders to accept its drafts to replace all or a portion of an outstanding Loan and, if a LIBOR Loan or a BA Rate Loan is to be replaced the date of conversion is the date on which such Loan matures, each Lender shall, on the date of conversion and concurrent with the payment by a Borrower to each relevant Lender of the principal amount of such outstanding Loan or the portion thereof which is being converted, accept such Borrower’s draft or drafts having an aggregate face amount equal to its Pro Rata Share of the aggregate principal amount of such Loan or the portion thereof which is being converted or the Canadian Dollar Equivalent thereof, as the case may be, such acceptance to be in accordance with Section 3.4.

6.3 Converting Bankers’ Acceptances to Loan

Each Lender shall, on the maturity date of a Bankers’ Acceptance which such Lender has accepted, pay to the holder thereof the face amount of such Bankers’ Acceptance.  Subject to Sections 3.1 and 3.7 and provided that a Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.4, requested the Lenders to convert all or a portion of outstanding maturing Bankers’ Acceptances into a Loan, each Lender shall, upon the maturity date of such Bankers’ Acceptances and the payment by such Lender to the holders of such Bankers’ Acceptances of the aggregate face amount thereof and concurrent with the payment by such Borrower to such relevant Lender of the aggregate face amount of such Bankers’ Acceptances, extend credit to such Borrower by way of the Loan into which the matured Bankers’ Acceptances or a portion thereof are converted in the aggregate principal amount equal to its Pro Rata Share of the aggregate face amount or the U.S. Dollar Equivalent of the aggregate face amount, as the case may be, of the matured Bankers’ Acceptances or the portion thereof which are being converted.  Where a particular relevant Lender has funded a Borrower by way of a BA Rate Loan rather than by way of Bankers’ Acceptances, the provisions of this Section 6.3 as they relate to Bankers’ Acceptances shall apply mutatis mutandis to such BA Rate Loan.

6.4 Conversion Notice

The notice to be given to the Administrative Agent pursuant to Section 6.1, 6.2 or 6.3 (“Conversion Notice”) shall be irrevocable, shall be given in accordance with Section 3.11, shall be in substantially the form of Schedule F hereto and shall specify:

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(a)	whether an outstanding Loan or Bankers’ Acceptances are to be converted and, if an outstanding Loan is to be converted, the type of Loan to be converted;

(b)	the date on which the conversion is to take place;

(c)	the face amount of the Bankers’ Acceptances or the portion thereof which is to be converted or the principal amount of the Loan or the portion thereof which is to be converted;

(d)	the type and amount of the Loan or Bankers’ Acceptances into which the outstanding Loan or Bankers’ Acceptances are to be converted;

(e)	if an outstanding Loan or Bankers’ Acceptances are to be converted into a LIBOR Loan, the applicable Interest Period; and

(f)	if an outstanding Loan is to be converted into Bankers’ Acceptances, the aggregate face amount of the new Bankers’ Acceptances to be issued and the term of the new Bankers’ Acceptances.

6.5 Conversion by Lenders

Upon written notice to such effect to the Borrowers at such time as a Default has occurred and is continuing, the Administrative Agent may, as applicable, on the maturity date of a Bankers’ Acceptance, BA Rate Loan or a LIBOR Loan, convert such Bankers’ Acceptance, BA Rate Loan or LIBOR Loan into Prime Rate Loan or Base Rate Canada Loan, as applicable, as though a notice to such effect had been given in accordance with Section 6.4.

ARTICLE 7

INTEREST AND FEES

7.1 Interest Rates

The Borrowers shall pay to the relevant Lenders, in accordance with Section 3.8, interest on the outstanding principal amount from time to time of each Loan (other than a BA Rate Loan) at the rate per annum equal to:

(a)	in the case of each Prime Rate Loan, the Prime Rate plus the Applicable Rate;

(b)	in the case of each Base Rate Canada Loan, the Alternate Base Rate Canada plus the Applicable Rate; and

(c)	in the case of each LIBOR Loan, the applicable LIBOR plus the Applicable Rate.

7.2 Calculation and Payment of Interest

(a)
Interest on the outstanding principal amount from time to time of each Prime Rate Loan and Base Rate Canada Loan shall accrue from day to day from and including the date on which credit is obtained by way of such Loan to but

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excluding the date on which such Loan is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 365 or 366, as the case may be.

(b)
Interest on the outstanding principal amount from time to time of each LIBOR Loan shall accrue from day to day from and including the date on which credit is obtained by way of such Loan to but excluding the date on which such Loan is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 360.

(c)	Accrued interest shall be paid,

(i)	in the case of interest on Prime Rate Loans and Base Rate Canada Loans, in arrears monthly on the 22nd day of each calendar month; and

(ii)
in the case of interest on LIBOR Loans, on the last day of the applicable Interest Period; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period and on the date on which such LIBOR Loans are otherwise required to be repaid.

7.3 General Interest Rules

(a)
For the purposes hereof, whenever interest is calculated on the basis of a year of 360 or 365 days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365 days, respectively.

(b)	Interest on each Loan and on overdue interest thereon shall be payable in the currency in which such Loan is denominated during the relevant period.

(c)
If the Borrowers fail to pay any fee or other amount of any nature payable by them to any Finance Party hereunder or under any document, instrument or agreement delivered pursuant hereto on the due date therefor, the Borrowers shall pay to such Finance Party, interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal to (x) the Prime Rate plus the Applicable Rate plus 3% in the case of overdue amounts denominated in Canadian dollars and (y) the Alternate Base Rate Canada plus the Applicable Rate plus 3% in the case of overdue amounts denominated in U.S. dollars.  Such interest on overdue amounts shall become due and be paid on demand made by the Administrative Agent.

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7.4 Selection of Interest Periods

With respect to each LIBOR Loan, the Borrowers shall specify in the Drawdown Notice, Rollover Notice or Conversion Notice, the duration of the Interest Period provided that:

(a)
Interest Periods shall have a duration of one, two, three or six months (subject to availability and to the aggregate number of Interest Periods with different dates outstanding being not more than ten (10));

(b)
the first Interest Period for a LIBOR Loan shall commence on and include the day on which credit is obtained by way of such Loan and each subsequent Interest Period applicable thereto shall commence on and include the date of the expiry of the immediately preceding Interest Period applicable thereto; and

(c)
if any Interest Period would end on a day which is not a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day falls in the next calendar month, in which case such Interest Period shall be shortened to end on the immediately preceding Banking Day.

7.5 Standby Fee

Upon the first Banking Day following completion of each Fiscal Quarter and on the termination of the Credit Facility, the Borrowers shall pay in accordance with Section 3.8, to the Lenders, in arrears, a standby fee calculated at the rate per annum, on the basis of a year of 365 days, equal to the Applicable Rate on the daily Available Credit during the most recently completed Fiscal Quarter, such fee to accrue daily from the date of the execution and delivery of this agreement to and including the termination of the Credit Facility.  For certainty, any reduction in availability under the Credit Facility on account of a Cerro San Pedro Disruption Event shall not reduce the calculation of the Available Credit nor the standby fee calculated and payable pursuant to this Section 7.5.  Notwithstanding the foregoing, standby fees shall cease to accrue on the unfunded portion of the Individual Commitment of any Lender while it is a Defaulting Lender.

7.6 Letter Fees

(a)
The Borrowers shall pay to the Lenders in respect of each Letter, in accordance with Section 3.8, an issuance fee quarterly in arrears on the first Banking Day of each Fiscal Quarter, calculated at a rate per annum equal to the Applicable Rate on the basis of a year of 365 days and on the amount of each such Letter for a period of time equal to the number of days in the preceding Fiscal Quarter on which such Letter was outstanding.  In addition, with respect to all Letters, the Borrowers shall from time to time pay to the Issuing Lender its usual and customary fees (at the then prevailing rates) for the amendment, delivery and administration of letters of credit such as the Letters.  Each such payment is non-refundable and fully earned when due.

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(b)
With respect to each Letter issued hereunder by an Issuing Lender, the Borrowers shall pay to the applicable Issuing Lender, in accordance with Section 3.8, a fronting fee quarterly in arrears on the first Banking Day of each Fiscal Quarter, calculated at a rate of 0.25% per annum on that portion of the amount of each such Letter for which Lenders other than the relevant Issuing Lender have agreed to reimburse such Issuing Lender for any amounts drawn hereunder and for a period of time equal to the number of days in the preceding Fiscal Quarter on which such Letter was outstanding.  Each such payment is non-refundable and fully earned when due.

7.7 Acceptance Fees

(a)
Upon the acceptance of any draft of a Borrower under the Credit Facility pursuant hereto, such Borrower shall pay to the Lenders, in the manner provided herein, in advance, an acceptance fee calculated at the rate per annum, on the basis of a year of 365 days, equal to the Applicable Rate on the face amount of such Bankers’ Acceptance for its term, being the actual number of days in the period commencing on the date of acceptance of such Borrower’s draft and ending on but excluding the maturity date of the Bankers’ Acceptance; provided, however, that such fee shall not be less than CDN$500 with respect to any single transaction involving the issuance of one or more Bankers’ Acceptances.

(b)
With respect to each drawdown by way of Bankers’ Acceptances, such acceptance fees shall be paid by the Lenders deducting the amount thereof from the BA Discounted Proceeds before advancing the BA Proceeds to the Administrative Agent as provided in Section 3.4(c).  With respect to each rollover or conversion into Bankers’ Acceptances, such acceptance fees shall be paid by the Borrowers to the Administrative Agent as provided in Section 3.4(c).  Each such payment is non-refundable and fully earned when due.

7.8 Applicable Rate Adjustment

The changes in the Applicable Rate shall be effective as of the first day of the applicable Fiscal Quarter, in each case based upon the compliance certificate contemplated under Section 11.1(a)(iii) that has previously been delivered to the Administrative Agent with respect to the second immediately preceding Fiscal Quarter.  If a new Applicable Rate becomes effective during the term of an outstanding Letter, Bankers’ Acceptances, BA Rate Loan or LIBOR Loan, the Administrative Agent shall forthwith determine the amount of any overpayment or underpayment of acceptance fees with respect to such Bankers’ Acceptances, issuance fees with respect to such Letters and interest with respect to such BA Rate Loan or LIBOR Loan and notify the Borrowers and the relevant Lenders of such amounts.  Such determination by the Administrative Agent shall constitute, in the absence of manifest error, prima facie evidence of the amount of such overpayment or underpayment, as the case may be.  In the event of an underpayment, the Borrowers shall, upon receipt of such notice, pay to the Lenders in accordance with Section 3.8, the amount of such underpayment.  In the event of any overpayment, the amount of such overpayment shall be credited to succeeding payments of interest or issuance fees, as the case may be, as they become due until such amount has been

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fully applied, or, if any overpayment or part thereof is still outstanding on the first Banking Day of the next Fiscal Quarter, the amount of such overpayment or part thereof shall be paid by the Lenders to the Borrowers on such first Banking Day.  For the purpose of making adjustments, if any, to the Applicable Rate as of the first day of the second Fiscal Quarter of each Fiscal Year, the compliance certificate contemplated under Section 11.1(a)(iii) with respect to the Parent’s consolidated audited financial statements for the preceding Fiscal Year shall be determinative.

ARTICLE 8

RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

8.1 Conditions of Credit

The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 8.

8.2 Change of Circumstances

(a)	Increased Costs Generally. If from time to time any Change in Law shall:

(i)
impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(ii)
subject any Lender to any Tax of any kind whatsoever with respect to this Agreement, any Letter, any participation in a Letter, or any Loan made by it or Bankers’ Acceptance accepted by it, or change the basis of taxation of payments to such Lender in respect thereof, except for Indemnified Taxes or Other Taxes covered by Section 8.6 and the imposition, or any change in the rate, of any Excluded Tax payable by such Lender; or

(iii)	impose on any Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Loans made by such Lender or any Letter or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan) or accepting any Bankers’ Acceptance, or to increase the cost to such Lender or the Issuing Lender of participating in, issuing or maintaining any Letter (or of maintaining its obligation to participate in or to issue any Letter), or to reduce the amount of any sum received or receivable by such Lender or the Issuing Lender hereunder (whether of principal, interest or any other amount), then upon request of such Lender from time to time the Borrowers and the Parent will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered, such amount or amounts to be determined in the sole and absolute discretion of the relevant Lender.

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(b)
Capital and Liquidity Requirements.  If any Lender determines in its sole and absolute discretion that any Change in Law affecting such Lender or any lending office of such Lender or such Lender’s holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, the Individual Commitment of such Lender or the Loans made by, Bankers’ Acceptances accepted by it or the Letters issued or participated in by such Lender, to a level below that which such Lender or its holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of its holding company with respect to, as applicable, capital adequacy or liquidity requirements), then from time to time the Borrowers and the Parent will pay to such Lender such additional amount or amounts as will compensate such Lender or its holding company for any such reduction suffered.

(c)
Certificates for Reimbursement.  A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrowers and the Parent from time to time shall be prima facie evidence of such amounts absent manifest error. The Borrowers and the Parent shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(d)
Delay in Requests.  Failure or delay on the part of any Lender to demand compensation pursuant to this Section 8.2 shall not constitute a waiver of such Lender’s right to demand such compensation, except that the Borrowers and the Parent shall not be required to compensate a Lender pursuant to this Section 8.2 for any increased costs incurred or reductions suffered more than four months prior to the date that such Lender notifies the Borrowers and the Parent of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefore, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the four-month period referred to above shall be extended to include the period of retroactive effect thereof.

(e)
Alternate Booking Points.  Each Lender agrees that, as promptly as practicable after it becomes aware of the occurrence of an event or the existence of a condition that would cause it to seek additional amounts from the Borrowers pursuant to Section 8.2, it will use reasonable efforts to make, fund or maintain the affected credit of such Lender through another lending office or take such other actions as it deems appropriate if as a result thereof the additional moneys which would otherwise be required to be paid in respect of such credit pursuant to Section 8.2, would be reduced and if, as determined by such Lender in its sole discretion, the making, funding or maintaining of such affected credit through such other lending office or the taking of such other actions would not otherwise

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adversely affect such credit or such Lender and would not, in such Lender’s sole discretion, be commercially unreasonable.

8.3 Failure to Fund as a Result of Change of Circumstances

If any Lender but not all of the Lenders who have Individual Commitments seeks additional compensation pursuant to Section 8.2 or any Lender becomes a Defaulting Lender (the “Affected Lender”), then the Borrowers may indicate to the Administrative Agent in writing that it desires to replace the Affected Lender with one or more of the other Lenders, and the Administrative Agent shall then forthwith give notice to the other Lenders that any such Lender or Lenders may, in the aggregate, advance all (but not part) of the Affected Lender’s Pro Rata Share of the affected credit and, in the aggregate, assume all (but not part) of the Affected Lender’s Individual Commitment and obligations under the Credit Facility and acquire all (but not part) of the rights of the Affected Lender and assume all (but not part) of the obligations of the Affected Lender under each of the other Finance Documents  to the extent they relate to the Credit Facility (but in no event shall any other Lender or the Administrative Agent be obliged to do so).  If one or more Lenders shall so agree in writing (herein collectively called the “Assenting Lenders” and individually called an “Assenting Lender”) with respect to such advance, acquisition and assumption, the Pro Rata Share of such credit of each Assenting Lender and the Individual Commitment and the obligations of such Assenting Lender under the Credit Facility and the rights and obligations of such Assenting Lender under each of the other Finance Documents to the extent they relate to the Credit Facility shall be increased by its respective pro rata share (based on the relative Individual Commitments of the Assenting Lenders) of the Affected Lender’s Pro Rata Share of such credit and Individual Commitments and obligations under the Credit Facility and rights and obligations under each of the other Finance Documents to the extent they relate to the Credit Facility on a date mutually acceptable to the Assenting Lenders and the Borrowers.  On such date, the Assenting Lenders shall extend to the Borrowers the Affected Lender’s Pro Rata Share of such credit and shall prepay to the Affected Lender the advances of the Affected Lender then outstanding, together with all interest accrued thereon and all other amounts owing to the Affected Lender hereunder, and, upon such advance and prepayment by the Assenting Lenders, the Affected Lender shall cease to be a “Lender” for purposes of this agreement and shall no longer have any obligations hereunder.  Upon the assumption of the Affected Lender’s Individual Commitments as aforesaid by an Assenting Lender, Schedule A hereto shall be deemed to be amended to increase the Individual Commitment of such Assenting Lender by the respective amounts of such assumption.  For certainty, the Borrowers shall not be required to pay an Affected Lender that is a Defaulting Lender breakage costs or any other amounts required to paid as a result of any prepayment to such Lender.

8.4 Indemnity Relating to Credits

Upon notice from the Administrative Agent to the Borrowers (which notice shall be accompanied by a detailed calculation of the amount to be paid by the Borrowers), the Borrowers shall pay to the Administrative Agent or the Lenders such amount or amounts as will compensate the Administrative Agent or the Lenders for any loss, cost or expense incurred by them:

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(a)	in the liquidation or redeposit of any funds acquired by the Lenders to fund or maintain any portion of a LIBOR Loan or a BA Rate Loan as a result of:

(i)
the failure of a Borrower to borrow or make repayments on the dates specified under this agreement or in any notice from a Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a LIBOR Loan or a BA Rate Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above); or

(ii)
the repayment or prepayment of any amounts on a day other than the payment dates prescribed herein or in any notice from a Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a LIBOR Loan or a BA Rate Loan at any time other than its maturity date, then the Borrowers shall be responsible for any loss, costs or expenses referred to above); or

(b)
with respect to any Bankers’ Acceptance arising from claims or legal proceedings, and including reasonable legal fees and disbursements, respecting the collection of amounts owed by a Borrower hereunder in respect of such Bankers’ Acceptance or the enforcement of the Administrative Agent or the Lenders’ rights hereunder in respect of such Bankers’ Acceptance including, without limitation, legal proceedings attempting to restrain the Administrative Agent or the Lenders from paying any amount under such Bankers’ Acceptance.

Notwithstanding the foregoing, the Borrowers shall not be required to indemnify a Lender for any such cost or expense if such cost or expense is incurred while such Lender is a Defaulting Lender.

8.5 Indemnity for Transactional and Environmental Liability

(a)
Each Borrower hereby agrees to indemnify and hold each Finance Party and each of their respective shareholders, officers, directors, employees, and agents (collectively, the “Indemnified Parties”) free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by a Borrower (collectively in this Section 8.5(a), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the extension of credit contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any credit extended hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any credit extended or proposed to be extended as contemplated herein or (iv) the execution, delivery, performance or enforcement

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of the Credit Documents and any instrument, document or agreement executed pursuant hereto or thereto, except for any such Indemnified Liabilities that a court of competent jurisdiction determines arose on account of an Indemnified Party’s gross negligence or wilful misconduct.

(b)
Without limiting the generality of the indemnity set out in the preceding clause (a), each Borrower hereby further agrees to indemnify and hold the Indemnified Parties free and harmless from and against any and all claims, demand, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith, including, without limitation, reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by a Borrower, of any and every kind whatsoever paid (collectively in this Section 8.5(b), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by any Company of any Hazardous Material, Contaminant, Pollutant or Waste, and (ii) any other violation of an Environmental Law by any Company, and regardless of whether caused by, or within the control of, such Company, except for any such Indemnified Liabilities that a court of competent jurisdiction determines arose on account of an Indemnified Party’s gross negligence or wilful misconduct.

(c)
All obligations provided for in this Section 8.5 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of the Credit Agreement.  The obligations provided for in this Section 8.5 shall not be reduced or impaired by any investigation made by or on behalf of any Finance Party.

(d)
Each Borrower hereby agrees that, for the purposes of effectively allocating the risk of loss placed on the Borrowers by this Section 8.5, each Finance Party shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective shareholders, officers, directors, employees and agents.

(e)
If, for any reason, the obligations of a Borrower pursuant to this Section 8.5 shall be unenforceable, the Borrowers agree to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under applicable law.

(f)	The indemnity under this Section 8.5 shall not apply to any matters specifically dealt with in Sections 8.2, 8.4, 8.6 or 11.1(f).

8.6 Gross-Up for Taxes

(a)	Any and all payments made by or on behalf of any Borrower or the Parent under this agreement or under any other Credit Document (any such payment being

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hereinafter referred to as a “Payment”) to or for the benefit of a Lender shall be made without set-off or counterclaim, and free and clear of, and without deduction or withholding for, or on account of, any and all present or future Taxes except to the extent that such deduction or withholding is required by law or the administrative practice of any Official Body.  If any such Taxes are so required to be deducted or withheld from or in respect of any Payment made to or for the benefit of a Lender, the Borrowers or the Parent, as applicable, shall:

(i)	promptly notify the Administrative Agent of such requirement;

(ii)
pay to such Lender in addition to the Payment to which such Lender is otherwise entitled, such additional amount as is necessary to ensure that the net amount actually received by such Lender (free and clear of, and net of, any such Taxes, including the full amount of any Taxes required to be deducted or withheld from any additional amount paid by the Borrowers or the Parent, as the case may be, under this Section 8.6(a), whether assessable against the Borrowers or the Parent, as the case may be, or such Lender) equals the full amount the Lender, would have received had no such deduction or withholding been required;

(iii)	make such deduction or withholding;

(iv)
pay to the relevant Official Body in accordance with applicable law the full amount of Taxes required to be deducted or withheld (including the full amount of Taxes required to be deducted or withheld from any additional amount paid by the Borrowers or the Parent, as the case may be, to the Lender under this Section 8.6(a)), within the time period required by applicable law; and

(v)
as promptly as possible thereafter, forward to the relevant Lender an original official receipt (or a certified copy), or other documentation reasonably acceptable to the Administrative Agent and such Lender, evidencing such payment to such Official Body.

(b)
If the Administrative Agent or any Lender is subject to Taxes under Part XIII of the Tax Act (or any successor part) in respect of any Payment made by a Borrower or the Parent but such Taxes are not levied by way of deduction or withholding (all such Taxes being “Non-Withheld Part XIII Taxes”), the Borrowers or the Parent, as the case may be, shall pay to the Administrative Agent or such Lender, as the case may be, at the time a Borrower or the Parent, as the case may be, makes such Payment and in addition to such Payment, such additional amount as is necessary to ensure that the total amount received by the Administrative Agent or such Lender, as the case may be, is equal to the Payment plus the amount of Non-Withheld Part XIII Taxes exigible in respect of the aggregate of the Payment and the additional amount payable under this Section 8.6(b).

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(c)	In addition, each Borrower and the Parent agrees to pay any and all present or future Other Taxes.

(d)
Each Borrower and the Parent hereby indemnifies and holds harmless each Lender, on an after-Taxes basis, for the full amount of Taxes and Other Taxes, including Non-Withheld Part XIII Taxes, interest, penalties and other liabilities, levied, imposed or assessed against (and whether or not paid directly by) the Administrative Agent or such Lender, as applicable, and for all expenses, resulting from or relating to the Borrowers’ or the Parent’s, as the case may be, failure to:

(i)	remit to the Administrative Agent or such Finance Party the documentation referred to in Section 8.6(a)(v);

(ii)	pay any Taxes or Other Taxes when due to the relevant Official Body (including, without limitation, any Taxes imposed by any Official Body on amounts payable under this Section 8.6); or

(iii)	pay to the Administrative Agent or applicable Lender any Non-Withheld Part XIII Taxes in accordance with Section 8.6(b),

whether or not such Taxes were correctly or legally assessed.  The Administrative Agent or any Lender who pays any Taxes or Other Taxes (other than Non-Withheld Part XIII Taxes), and the Administrative Agent or any Lender who pays any Non-Withheld Part XIII Taxes in excess of the amount (if any) paid by a Borrower or the Parent, as the case may be, on account thereof under Section 8.6(b), shall promptly notify the Borrowers or the Parent, as the case may be, of such payment, provided, however, that failure to provide such notice shall not detract from, or compromise, the obligations of the Borrowers or the Parent under this Section 8.6. Payment pursuant to this indemnification shall be made within 30 days from the date the Administrative Agent or the relevant Lender, as the case may be, makes written demand therefor accompanied by a certificate as to the amount of such Taxes or Other Taxes and the calculation thereof, which calculation shall be prima facie evidence of such amount.

(e)
If a Borrower or the Parent determines in good faith that a reasonable basis exists for contesting any Taxes for which a payment has been made under this Section 8.6, the relevant Lender or the Administrative Agent, as applicable, shall, if so requested by such Borrower or the Parent, cooperate with such Borrower or the Parent in challenging such Taxes at such Borrower’s or the Parent’s expense.

(f)
If any Lender or the Administrative Agent, as applicable, receives a refund of, or credit for, Taxes for which a payment has been made by a Borrower or the Parent under this Section 8.6, which refund or credit in the good faith judgment of such Lender or the Administrative Agent, as the case may be, is attributable to the Taxes giving rise to such payment made by such Borrower or the Parent, then the Lender or the Administrative Agent, as the case may be, shall reimburse such

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Borrower or the Parent, as the case may be, for such amount (if any, but not exceeding the amount of any payment made under this Section 8.6 that gives rise to such refund or credit), net of out-of-pocket expenses of such Lender or the Administrative Agent, as the case may be, which the Administrative Agent or such Lender, as the case may be, determines in its absolute discretion will leave it, after such reimbursement, in no better or worse position than it would have been in if such Taxes had not been exigible.  Each Borrower and the Parent, upon the request of the Administrative Agent or any Lender, agrees to repay the Administrative Agent or such Lender, as the case may be, any portion of any such refund or credit paid over to a Borrower or the Parent that the Administrative Agent or such Lender, as the case may be, is required to pay to the relevant Official Body and agrees to pay any interest, penalties or other charges paid by such Lender or the Administrative Agent, as the case may be, as a result of or related to such payment to such Official Body.  Neither the Administrative Agent nor any Lender shall be under any obligation to arrange its tax affairs in any particular manner so as to claim any refund or credit.  None of the Lenders nor the Administrative Agent shall be obliged to disclose any information regarding its tax affairs or computations to such Borrower or the Parent or any other Person in connection with this Section 8.6(f) or any other provision of this Section 8.6.

(g)
Each Borrower and the Parent also hereby indemnifies and holds harmless the Administrative Agent and each Lender, on an after-Taxes basis, for any additional taxes on net income that the Administrative Agent or such Lender may be obliged to pay as a result of the receipt of amounts under this Section 8.6.

(h)
Any Lender that is entitled to an exemption from or reduction of withholding Taxes, Non-Withheld Part XIII Taxes or Other Taxes (collectively, “Relevant Taxes”) under the law of the jurisdiction in which a Borrower or the Parent is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to Payments shall deliver to such Borrower or the Parent, as the case may be, (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law and reasonably requested by such Borrower or the Parent, as the case may be, or the Administrative Agent, such properly completed and executed documentation prescribed by applicable law (if any) as will permit such payments to be made without withholding or at a reduced rate of withholding or a reduced rate of Relevant Taxes.  In addition, (i) any Lender, if requested by a Borrower or the Parent, as the case may be, or the Administrative Agent, shall deliver such other documentation prescribed by applicable law (if any) or reasonably requested by such Borrower or the Parent, as the case may be, or the Administrative Agent as will enable the Borrower or the Parent, as the case may be, or the Administrative Agent to determine whether or not such Lender is subject to withholding or information reporting requirements, and (ii) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Tax Act or any successor provision thereto in respect of Payments shall within five Business Days thereof notify such Borrower or the Parent, as the case may be, and the Administrative Agent in writing. Notwithstanding the

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foregoing, no Lender shall be required to deliver any documentation pursuant to this Section 8.6(h) that such Lender is not legally able to deliver.

(i)
Additional amounts payable under Section 8.6(a) and Non-Withheld Part XIII Taxes payable under Section 8.6(b) have the same character as the Payments to which they relate.  For greater certainty, for example, additional amounts payable under Section 8.6(a) or Non-Withheld Part XIII Taxes payable under Section 8.6(b), in respect of interest payable under a Credit Document, shall be payments of interest under such Credit Document.  All payments made under this Section 8.6 shall be subject to the provisions of this Section 8.6.

(j)
The Borrowers’ and the Parent’s obligations under this Section 8.6 shall survive without limitation the termination of the Credit Facility and this agreement and all other Credit Documents and the permanent repayment of the outstanding credit and all other amounts payable hereunder.

ARTICLE 9

REPAYMENTS AND PREPAYMENTS

9.1 Repayment of Credit Facility

The Borrowers shall repay to the Lenders in full the outstanding credit granted to the Borrowers under the Credit Facility on the Maturity Date together with all accrued and unpaid interest thereon and all accrued and unpaid fees with respect thereto.

9.2 Voluntary Prepayments under a Credit Facility

Subject to Section 9.4, the Borrowers shall be entitled to prepay all or any portion of the outstanding Loans under the Credit Facility at any time, without penalty, provided that Section 8.4 shall be complied with in connection with any such prepayment and the relevant Borrower gives the Administrative Agent not less than five Banking Days’ prior written notice of the proposed prepayment.  Amounts which are prepaid as aforesaid may be reborrowed.

9.3 Mandatory Prepayments

On each occasion that a Prepayment Trigger Event occurs, the Parent shall give written notice thereof to the Administrative Agent and shall, within two Banking Days after the occurrence of such Prepayment Trigger Event, cause to be prepaid outstanding credit granted to the Borrowers under the Credit Facility in an amount equal to the relevant Net Cash Proceeds provided that Section 8.4 shall be complied with in connection with any such prepayment.  Amounts which are prepaid as aforesaid may not be reborrowed.  As concerns any Bankers’ Acceptances that otherwise would be subject to prepayment pursuant to this Section 9.3, the Parent shall forthwith upon demand by the Administrative Agent cause to be paid to the Administrative Agent an amount equal to the aggregate face amount of such Bankers’ Acceptances, such amount to be held by the Administrative Agent against any amount owing by the Borrowers to the Lenders in respect of such Bankers’ Acceptances.  Any such amount paid to the Administrative Agent shall be held on deposit by the Administrative Agent until the maturity date of such Bankers’ Acceptances, at which time it shall be applied against the

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indebtedness of the Borrowers to the Lenders thereunder.  While on deposit with the Administrative Agent, such amount shall bear interest at the rate applicable to short-term deposits.

9.4 Prepayment Notice

Any written notice to the Administrative Agent of any voluntary prepayment pursuant to Section 9.2 (a “Prepayment Notice”) shall be irrevocable, shall be given in accordance with Section 3.11 and shall specify:

(a)	the date on which the prepayment is to take place; and

(b)	the type and principal amount of the Loan or the portion thereof which is to be prepaid.

9.5 Reimbursement or Conversion on Presentation of Letters

(a)
On presentation of a Letter and payment thereunder by an Issuing Lender, the Borrowers shall be deemed to have effected, notwithstanding any other provision hereof, a conversion of such Letter into a Base Rate Loan (if such Letter is denominated in any currency other than Canadian dollars) or into a Prime Rate Loan (if such Letter is denominated in Canadian dollars) to the extent of the payment of the relevant Issuing Lender thereunder.

(b)
If an Issuing Lender makes payment under any Letter, then Section 9.5(a) shall apply to deem a Base Rate Loan (if such Letter is denominated in any currency other than Canadian dollars) or into a Prime Rate Loan (if such Letter is denominated in Canadian dollars) to be outstanding to the Borrowers in the manner therein set out regardless of whether the conditions set forth in Section 12.1 are satisfied.  Each Lender shall, on request by the relevant Issuing Lender, immediately pay to such Issuing Lender an amount equal to such Lender’s Pro Rata Share of the amount paid by such Issuing Lender in the deemed Loan in accordance with its Pro Rata Share.  The obligation of each Lender to pay an Issuing Lender its Pro Rata Share of each such deemed Loan shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defence or other right which such Lender may have against the relevant Issuing Lender, any Borrower or any other Person for any reason whatsoever; (B) the occurrence or continuance of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing.

(c)
Each Lender shall immediately on demand indemnify the relevant Issuing Lender to the extent of such Lender’s Pro Rata Share of any amount paid or liability incurred by such Issuing Lender under each Letter issued by it to the extent that the Borrower does not fully reimburse such Issuing Lender therefor.

(d)	Until each Lender funds its Loan pursuant to this Section 9.5 to reimburse the relevant Issuing Lender for any amount drawn under any Letter, interest in

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respect of such Lender’s Pro Rate Share of such amount shall be solely for the account of such Issuing Lender.

(e)
If any Lender fails to immediately make available to the Administrative Agent for the account of the relevant Issuing Lender any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 9.5, such Issuing Lender shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to such Issuing Lender at a rate per annum equal to (i) Alternative Base Rate New York, in the case of Letters denominated in U.S. or Australian dollars or (ii) the Prime Rate in the case of Letters denominated in Canadian dollars, in each case plus the Applicable Rate from time to time in effect, plus any administrative, processing or similar fees customarily charged by the relevant Issuing Lender in connection with the foregoing.  If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender’s Pro Rata Share of  the relevant Loan.  A certificate of an Issuing Lender submitted to any Lender (through the Administrative Agent) with respect to any amounts owing under this Section 9.5(e) shall be conclusive absent manifest error.

9.6 Letters Subject to an Adverse Order

(a)
Subject to Section 13.2, the Borrowers shall pay to the relevant Issuing Lender an amount equal to the maximum amount available to be drawn under any unexpired Letter which becomes the subject of any Adverse Order.  Payment in respect of each such Letter shall be due forthwith upon demand.

(b)	Notwithstanding anything in this agreement to the contrary, no Issuing Lender shall be under any obligation to issue any Letter if:

(i)	the issuance of such Letter would violate one or more policies of the relevant Issuing Lender applicable to Letters generally;

(ii)	except as otherwise agreed by the Administrative Agent and the relevant Issuing Lender, such Letter is to be denominated in a currency other than U.S., Canadian or Australian dollars;

(iii)
any order, judgment or decree of any Official Body or arbitrator shall by its terms purport to enjoin or restrain an Issuing Lender from issuing such Letter, or any law applicable to an Issuing Lender or any request or directive (whether or not having the force of law) from any Official Body with jurisdiction over such Issuing Lender shall prohibit, or request that such Issuing Lender refrain from, the issuance of letters of credit generally or such Letter in particular or shall impose upon such Issuing Lender with respect to such Letter any restriction, reserve or capital requirement (for which such Issuing Lender is not otherwise compensated

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hereunder) not in effect on the date hereof, or shall impose upon such Issuing Lender any unreimbursed loss, cost or expense which was not applicable on the date hereof and which such Issuing Lender in good faith deems material to it; or

(iv)	such Letter contains any provisions for automatic reinstatement of the stated amount after any drawing thereunder;

9.7 Currency of Repayment

All payments and repayments of outstanding credit hereunder shall be made in the currency of such outstanding credit.

9.8 Repayment of Credit Excess

In the event that there is a Credit Excess at any time (including by reason of a Cerro San Pedro Disruption Event), the Borrowers shall repay to the Lenders on demand the amount of such Credit Excess.  Each such repayment shall first be applied to repay outstanding Prime Rate Loans and Base Rate Canada Loans as selected by the Borrowers and, to the extent that the amount of such repayment exceeds the aggregate amount of credit outstanding by way of such Loans which have been repaid, shall then be deposited by the Administrative Agent in a segregated account and held in trust for the Lenders to be applied to repay outstanding BA Rate Loans or LIBOR Loans or to satisfy reimbursement obligations with respect to outstanding Bankers’ Acceptances or Letters as such Loans or Bankers’ Acceptances mature or as such Letters are drawn upon, as the case may be.

9.9 Extension of Maturity Date

(a)
At any time not earlier than August 31 of each year nor later than September 30 of each year, the Borrowers may, by written request to the Administrative Agent (the “Extension Request”), request that this agreement be amended to extend the then current Maturity Date to a date one year later than the then current Maturity Date.  A copy of the Extension Request shall be provided by the Administrative Agent to each of the Lenders in accordance with Section 14.18.  Each Lender may, in its sole discretion and regardless of whether or not there is any Default hereunder, by written notice to the Administrative Agent (the “Extension Response Notice”), not later than 25 days prior to date which is two years prior to the then current Maturity Date (the “Extension Response Period”), approve or decline the Extension Request.  If any Lender does not provide an Extension Response Notice within the Extension Response Period, such Lender shall be deemed to have declined the Extension Request.  If the Majority Lenders approve the Extension Request, the Administrative Agent shall notify the Borrowers and the Lenders of such approval and confirm the new Maturity Date, which new Maturity Date shall become effective on and from the then current Maturity Date.  If the Majority Lenders do not approve the Extension Request, the Administrative Agent shall notify the Borrowers and the Lenders and the Maturity Date shall not be extended.

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(b)	If the Majority Lenders but less than all of the Lenders approve the Extension Request within the Extension Response Period (the “Approving Lenders”), the following shall apply:

(i)
On or before the second Banking Day after the Extension Response Period, the Administrative Agent shall give written notice (the “Acquisition Request Notice”) to the Borrowers and each Lender identifying the Approving Lenders and Lender or Lenders that have declined or are deemed to have declined the Extension Request (the “Declining Lenders”) and their respective Individual Commitments.

(ii)
Any Approving Lender may, at its option, acquire all or any portion of the rights and obligations of the Declining Lenders under the Credit Documents (all of such rights and obligations being herein called the “Available Amount”) by giving written notice to the Administrative Agent (an “Acquisition Notice”) of the portion of the Available Amount which it is prepared to acquire (the “Desired Acquisition Amount”).  Such Acquisition Notice shall be given within 10 days following the giving of the Acquisition Request Notice (such deadline being herein called the “Acquisition Deadline”).  If only one Approving Lender gives an Acquisition Notice to the Administrative Agent or if more than one Approving Lender gives an Acquisition Notice to the Administrative Agent but the aggregate of their Desired Acquisition Amounts is less than or equal to the Available Amount, then each such Approving Lender shall be entitled to acquire its Desired Acquisition Amount of the rights and obligations of the Declining Lenders under the Credit Documents.  If more than one Approving Lender gives an Acquisition Notice to the Administrative Agent and the aggregate of the Desired Acquisition Amounts is greater than the Available Amount, then each such Approving Lender shall be entitled to acquire a pro rata share of the rights and obligations of the Declining Lenders under the Credit Documents, such pro rata share being determined based on the relative Desired Acquisition Amount of each such Approving Lender.  On or before the second Banking Day following the Acquisition Deadline, the Administrative Agent shall give to the Borrowers and each Lender a written notice identifying the Available Amount of each Declining Lender and the portion thereof to be acquired by each Approving Lender.  Each of such acquisition shall be completed on the date which is two years prior to the then current Maturity Date (without giving effect to the Extension Request) in accordance with the procedures set out in Section 16.5(c).  If the Available Amount is not completely acquired by the Approving Lenders, the Borrowers may locate other Persons (“Substitute Lenders”) who qualify as Lenders, are satisfactory to the Administrative Agent and the Issuing Lenders, acting reasonably, and who acquire all or a portion of the balance of the rights and obligations of the Declining Lenders under the Loan Documents on the date which is two years prior to the then current Maturity Date (without giving effect to the Extension Request) in

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accordance with the procedures set out in Section 16.5(c).  Any outstanding credit extended by the Declining Lenders to the Borrower which is not so acquired by Approving Lenders or Substitute Lenders shall remain outstanding hereunder subject to the terms and conditions hereof but shall be repaid by the Borrowers  to the Declining Lender in full on the then current Maturity Date (without giving effect to the Extension Request).

ARTICLE 10

REPRESENTATIONS AND WARRANTIES

10.1 Representations and Warranties

To induce the Finance Parties to enter into this agreement and to induce the Lenders to extend credit hereunder, the Parent hereby represents and warrants to the Finance Parties, as of the date of this agreement, as of the date of each extension of credit hereunder made to a Borrower, as of each date on which a Transaction is entered into and as of the last day of each Fiscal Quarter, as follows and acknowledges and confirms that the Finance Parties are relying upon such representations and warranties in entering into this agreement and in the Lenders extending credit hereunder:

(a)	Status and Power

Each Company is a corporation or other juridical entity duly created and validly subsisting in good standing under the laws of the jurisdiction governing its existence.  Each Company is duly qualified, registered or licensed in all jurisdictions where such qualification, registration or licensing is required except where the lack of such qualification, registration or licensing could not reasonably be expected to have a Material Adverse Effect, and has all requisite corporate or other like capacity, power and authority to own, hold under license or lease its properties, to carry on its business as now conducted, except where the failure to have such capacity, power and authority, could not reasonably be expected to have a Material Adverse Effect.  Each Company has all requisite corporate or other like capacity to enter into, and carry out the transactions contemplated by, the Finance Documents to which is a party.

(b)	Authorization and Enforcement

All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by each Company of the Finance Documents to which it is a party.  Each Company has duly executed and delivered the Finance Documents to which it is a party.  The Finance Documents to which each Company is a party are legal, valid and binding obligations of such Company enforceable against such Person in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally, (ii) the fact

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that the courts may deny the granting or enforcement of equitable remedies and (iii) the fact that, pursuant to the Currency Act (Canada), no court in Canada may make an order expressed in any currency other than lawful money of Canada.

(c)	Compliance with Other Instruments

The execution, delivery and performance by each Company of the Finance Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any breach or violation of, or constitute a default under, the terms, conditions or provisions of the charter or constating documents or by laws of, or any shareholder agreement or declaration relating to, such Company or of any law, regulation, judgment, decree or order binding on or applicable to such Company or to which its property is subject or of any material agreement, lease, licence, permit or other instrument to which such Company is a party or is otherwise bound or by which such Company  benefits or to which its property is subject and do not require the consent or approval of any Official Body or any other party, other than consents and approvals that have been obtained and which remain in full force and effect, and consents and approvals that if not obtained, could not reasonably be expected to result in a Material Adverse Effect.

(d)	Financial Statements

The consolidated financial statements of the Parent for the most recently completed Fiscal Quarter or Fiscal Year, as the case may be, were prepared in accordance with generally accepted accounting principles and no Material Adverse Change has occurred in the condition, financial or otherwise, of the Parent since the date of such financial statements.  The consolidated balance sheet of the aforesaid financial statement presents a fair statement of the financial condition and assets and liability of the Parent as at the date thereof and the consolidated statements of operations, retained earnings and cashflows contained in the aforesaid consolidated financial statements fairly presents the results of the operations of the Parent throughout the period covered thereby.  Except to the extent reflected or reserved against in the aforesaid consolidated balance sheet (including the notes thereto) and except as incurred in the ordinary and usual course of the business of the Parent, the Parent does not have any outstanding Indebtedness or any liability or obligations (whether accrued, absolute, contingent or otherwise) of a material nature customarily reflected or reserved against in a consolidated balance sheet (including the notes thereto) prepared in accordance with generally accepted accounting principles.

(e)	Litigation

There are no actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Company) pending or threatened in writing against or affecting any Company before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

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(f)	Title to Assets

Each Subject Entity (other than Rockcliff) has good title to all of its property, assets and undertaking, free from any Liens other than the Permitted Liens.  Rockcliff has good title to the Shares issued by Western which are owned by Rockcliff, free from any Liens other than the Permitted Liens.

(g)	Conduct of Business

No Company is in violation of any agreement, mortgage, franchise, licence, judgment, decree, order, statute, statutory trust, rule or regulation relating in any way to itself or to the operation of its business or to its property or assets (including, without limitation, Environmental Laws) and which could reasonably be expected to have a Material Adverse Effect.  Each Company holds all licenses, certificates of approval, approvals, registrations, permits and consents which are required to operate its businesses where they are currently being operated except where the failure to have such licenses, certificates of approval, approvals, registrations, permits and consents could not reasonably be expected to have a Material Adverse Effect.

(h)	Outstanding Defaults

No event has occurred which constitutes or which, with the giving of notice, lapse of time or both, would constitute a default under or in respect of any material agreement, undertaking or instrument to which any Company is a party or to which its respective property or assets may be subject, and which could reasonably be expected to have a Material Adverse Effect.

(i)	Solvency Proceedings

Except for a proceeding in respect of Imperial Plastech Inc., a corporate predecessor to Peak that has been discharged and disclosed to the Agent prior to the date hereof, no Subject Entity has:

(i)	admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;

(ii)	in respect of itself, filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute;

(iii)	made an assignment for the benefit of its creditors;

(iv)	consented to the appointment of a receiver of the whole or any substantial part of its assets;

(v)	filed a petition or answer seeking a reorganization, arrangement, adjustment or composition in respect of itself under any applicable bankruptcy, insolvency or other Applicable Laws; or

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(vi)
been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of any Company with such decree or order having remained in force and undischarged or unstayed for a period of 30 days.

(j)	Tax Returns and Taxes

Each Subject Entity (other than Rockcliff) has filed all material Tax returns and Tax reports required by law to have been filed by it and has paid all Taxes thereby shown to be owing, except any such Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with generally accepted accounting principles shall have been set aside on its books.

(k)	Expropriation

There is no present or threatened (in writing) expropriation of the property or assets of any Company, which expropriation could reasonably be expected to have a Material Adverse Effect.

(l)	Environmental Compliance

(i)
All facilities and property (including underlying groundwater) owned, leased, used or operated by any Company have been, and continue to be, owned or leased in compliance with all Environmental Laws where any such non-compliance could reasonably be expected to have a Material Adverse Effect;

(ii)	There are no pending or threatened (in writing)

(A)
claims, complaints, notices or requests for information received by any Company with respect to any alleged violation of any Environmental Law which could reasonably be expected to have a Material Adverse Effect;

(B)	complaints, notices or inquiries to any Company regarding potential liability under any Environmental Law which could reasonably be expected to have a Material Adverse Effect;

(iii)
There have been no Releases of any Hazardous Materials or any escape, seepage, leakage, spillage, discharge, emission or release of any Contaminants, Pollutants or Waste at, on, under or from any property now or previously owned, operated, used or leased by any Company that, singly or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect;

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(iv)
Each Company has been issued and is in compliance with all permits, certificates, approvals, licenses and other authorizations under any Environmental Laws to carry on its business except where any such non-issuance or non-compliance could not reasonably be expected to have a Material Adverse Effect; and

(v)
No conditions exist at, on or under any property now or previously owned, operated, used or leased by any Company which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law which liability could reasonably be expected to have a Material Adverse Effect.

(m)	Partnerships and Joint Ventures

No Company is, directly or indirectly, a member of, or a partner or participant in, any partnership, joint venture or syndicate where the liability of the relevant Company arising from such partnership, joint venture or syndicate could reasonably be expected to have a Material Adverse Effect.

(n)	Corporate Structure

As at the date hereof, and hereafter, except as such information may change as a result of a transaction permitted hereby and is reported or is to be reported to the Administrative Agent in accordance with Section 11.1(a)(iii), the chart attached hereto as Schedule G accurately sets out the corporate structure of the Parent and all of its Subsidiaries and evidences (i) intercorporate Share ownership and (ii) ownership of the Material Properties.

(o)	Assets Insured

The property of each Obligor (other than Rockcliff) is insured with insurers, in amounts, for risks and otherwise which are reasonable in relation to such property (subject to the amount of such deductibles as are reasonable and normal in the circumstances) against loss or damage except where failure to so insure could not reasonably be expected to have a Material Adverse Effect, and there has been no default or failure by the party or parties insured under the provisions of such policies of insurance maintained which would prevent the recovery by such Obligor (other than Rockcliff) insured thereunder of the full amount of any material insured loss.

(p)	Consents, Approvals, etc.

No consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions or other documents or instruments are required to be entered into by any Person in respect of Secured Assets representing 90% of the fair market value of the Material Property Assets and all bank and investment accounts of the Parent (such 90% includes all mining claims and other mining properties comprising Material Property Assets, all bank accounts of the Opcos

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and all bank and investment accounts of the Parent), (i) to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents or (ii) to ensure the perfection and the intended priority of such Security.

(q)	Capital of Pledged Subsidiaries

As of the date hereof and hereafter, except as such information may change as a result of transactions permitted hereby (which shall be reported to the Administrative Agent pursuant to Section 11.1(i)) Schedule J sets out (X) the issued capital of each Pledged Subsidiary, all of which issued Shares have been issued and are outstanding; (Y) the owner of record of all such issued Shares; and (Z) the outstanding warrants, options or other agreements which require or may require the issuance of any Shares of any Pledged Subsidiary or the issuance of any debt or securities convertible into Shares of any Pledged Subsidiary.

(r)	French Form of Corporate Name

Except as reported or to be reported to the Administrative Agent in accordance with Section 11.1(i), there is no French form of the corporate name of any Obligor.

(s)	Principal Places of Business; Location of Assets

Except as reported or to be reported to the Administrative Agent in accordance with Section 11.1(j), the location of each Obligor (for the purposes of the Personal Property Security Act (Ontario)) and the addresses of all locations of all property (including the branch and location of each bank account and each securities account) owned by each Obligor (other than Rockcliff), other than property in transit or at third party locations in the ordinary course of business, are as set forth in Schedule H.

(t)	Intellectual Property

Each Subject Entity owns or is licensed or otherwise has the right to use all Intellectual Property that is used in the operation of its business without conflict with the rights of any other Person (other than any Intellectual Property the absence of which or any such conflict with respect to which would not have a Material Adverse Effect).  No Subject Entity has received any notice of any claim of infringement or similar claim or proceeding relating to any of the Intellectual Property which could reasonably be expected to have a Material Adverse Effect and, to the best knowledge of the Parent, no present or former employee of any Subject Entity and no other Person owns or claims to own or has or claims to have any interest, direct or indirect, in whole or in part, in any of the Intellectual Property of such Subject Entity that could reasonably be expected to have a Material Adverse Effect.

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(u)	Employment and Labour Agreements

A true and complete copy of each collective bargaining agreement or other labour agreement covering any employees of any Subject Entity has been furnished to the Administrative Agent as and when reasonably requested.  Each Subject Entity is in compliance with the terms and conditions of all such collective bargaining agreements and other labour agreements except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect.

(v)	Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada)

The Parent’s most recent audited balance sheet states that the Parent has net assets of at least CDN$75,000,000.  The Parent’s shares are traded on a Canadian stock exchange or a stock exchange designated under subsection 262(1) of the Tax Act.  The Parent operates in a country that is a member of the Financial Action Task Force.

(w)	El Morro Agreements

Neither the acquisition and funding agreement dated January 6, 2010 between the Parent, Datawave Sciences Inc., Inversiones El Morro Limitada and Goldcorp Inc. nor the “Shareholder Agreement” defined and referenced therein contain any representations, warranties, covenants or remedies which could result in an Event of Default hereunder nor do such agreements provide for, permit or contemplate any financial recourse to any Subject Entity.

(x)	No Omissions

None of the representations and statements of fact set forth in this Section 10.1 omits to state any material fact necessary to make any such representation or statement of fact not misleading in any material respect.

10.2 Survival of Representations and Warranties

All of the representations and warranties of the Parent contained in Section 10.1 shall survive the execution and delivery of this agreement in accordance with Section 16.6, notwithstanding any investigation made at any time by or on behalf of any Finance Party.

ARTICLE 11

COVENANTS

11.1 Affirmative Covenants

The Parent and/or Borrowers, as applicable, hereby covenant and agree with the Finance Parties that, in accordance with Section 16.6 and unless waived in writing in accordance with Section 14.14:

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(a)	Financial Reporting

The Parent shall furnish the Administrative Agent with the following statements and reports (with sufficient copies for all of the Lenders) (the filing of any of the following documents on SEDAR shall satisfy the delivery obligation in relation to such documents so filed when the Parent has provided written notice of such filing to the Administrative Agent):

(i)
within 120 days after the end of each Fiscal Year, copies of the audited consolidated financial statements of the Parent for such Fiscal Year and the auditors’ report thereon in form and substance satisfactory to the Administrative Agent, acting reasonably and an updated list of Approved Unrestricted Investments and the market value thereof as at the end of such prior Fiscal Year;

(ii)
within 60 days after the end of each the first three Fiscal Quarters in each Fiscal Year, copies of the unaudited consolidated financial statements of the Parent in form and substance satisfactory to the Administrative Agent, acting reasonably;

(iii)
concurrent with the deliveries of financial statements pursuant to either of clauses (i) and (ii) above, a duly executed and completed compliance certificate, in the form attached as Schedule B hereto and signed by a senior financial officer of the Parent together with updated Schedules G and H to the extent the information therein has changed since the most recently delivered compliance certificate and a report in form and substance satisfactory to the Lenders, detailing Parent’s consolidated risk management activities during such Fiscal Quarter and the Derivative Exposure of each counterparty to each Secured Risk Management Agreement as at the last day of the relevant Fiscal Quarter or Fiscal Year, as applicable;

(iv)	on or before December 15, 2011 and on each anniversary thereof in each Fiscal Year, updated life of mine plans for each Material Property; and

(v)	such other statements, reports and information as the Administrative Agent on the instructions of the Majority Lenders may reasonably request from time to time.

(b)	Copies of Public Filings

The Parent shall, upon request, furnish the Administrative Agent with copies of all documents which are publicly filed by the Parent with the Ontario Securities Commission or with any similar Official Body in any other jurisdiction in compliance with applicable securities legislation which are not available on SEDAR.

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(c)	Use of Proceeds

Subject to the following sentence, the Borrowers shall apply all of the proceeds of the Credit Facility towards general corporate purposes of the Borrowers including, without limitation, the partial or complete redemption of Senior Secured Notes, Permitted Acquisitions and the partial or full close-out of Western Opco’s Existing Risk Management Agreements.  Except for financing, in part, the construction of the New Afton Project and Investments permitted by Section 11.2(k), the proceeds of the Credit Facility shall not be used to finance any Excluded Subsidiaries.

(d)	Insurance

The Parent shall, and shall cause each other Subject Entity (other than Rockcliff) to, insure and keep insured, with insurers, for risks, in amounts in a manner consistent with industry practice and otherwise upon terms satisfactory to the Administrative Agent acting reasonably, all of such Subject Entities’ assets, property and undertaking.  The Parent shall cause the Administrative Agent to be named as additional insured and loss payee in respect of each policy property insurance (collectively, the "Property Insurance") of each Obligor (other than Rockcliff).  All proceeds of any insurance policy of any such Obligor, other than the Net Cash Proceeds relating to an Insurance Prepayment Trigger Event, shall be payable directly to such Obligor unless a Default has occurred and is continuing at the time of payment.  If, however, a Default exists, the Administrative Agent shall collect the insurance proceeds directly and no Obligor shall enter into any settlement agreement with the applicable insurance company without the prior written consent of the Administrative Agent.  All such proceeds shall, at the discretion of the Administrative Agent, acting on the instruction of the Majority Lenders, be applied as a mandatory prepayment under the Credit Agreement or delivered to the Borrowers for repair, replacement or such other purpose as the Borrower may see fit.  For certainty, any insurance proceeds arising from the relevant Secured Assets on or after the Enforcement Date shall be applied in accordance with Section 14.21 of the Credit Agreement.

(e)	Access to Senior Financial Officers

Upon the request of the Administrative Agent at reasonable intervals, the Parent shall, and shall cause each other Obligor (other than Rockcliff) to, make available its senior financial officers to answer questions concerning such Obligor’s business and affairs.

(f)	Reimbursement of Expenses

The Borrowers shall (i) reimburse each of the Administrative Agent and Lead Arrangers, on demand, for all reasonable out-of-pocket costs, charges and expenses incurred by or on behalf of any of the Administrative Agent or the Lead Arrangers (including, without limitation, the reasonable fees, disbursements and

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other charges of one primary counsel and any local or special counsel to the Administrative Agent as well as of any environmental, insurance or other consultants retained by the Administrative Agent and, if no Default has occurred and is continuing, approved by the Parent, acting reasonably) in connection with the negotiation, preparation, execution, delivery, administration and interpretation of the Finance Documents and the closing documentation ancillary to the completion of the transactions contemplated hereby and thereby and any amendments and waivers hereto (whether or not consummated or entered into), the charges of  any virtual document sharing or data room service and any lien search fees and (ii) reimburse the Administrative Agent, the Lead Arrangers and the Lenders, on demand, for all reasonable out-of-pocket costs, charges and expense incurred by or on behalf of any of them (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Finance Documents.

(g)	Notice of Expropriation or Condemnation and Litigation

The Parent shall promptly notify the Administrative Agent in writing of:

(i)
the commencement or the written threat of any expropriation or condemnation of any material assets, property or undertaking of any Subject Entity (other than Rockcliff) or of the institution of any proceedings related thereto; and

(ii)
any actions, suits, inquiries, disputes, claims or proceedings (whether or not purportedly on behalf of any Subject Entity (other than Rockcliff)) commenced or threatened in writing against or affecting any Subject Entity (other than Rockcliff) before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(h)	Inspection of Assets and Operations

As and when reasonably requested at any time that no Default has occurred and is continuing, and immediately after prior written notice at any time that a Default has occurred and is continuing, the Parent shall, and shall cause each other Subject Entity (other than Rockcliff) to, permit representatives of the Administrative Agent from time to time and representatives of the Lenders to inspect the assets, property or undertaking of any such Subject Entity and for that purpose to enter on any property which is owned and controlled by any such Subject Entity and where any of the assets, property or undertaking of the Obligors may be situated during reasonable business hours.

(i)	Change of Name, Office or Other Information

The Parent shall notify the Administrative Agent in writing (i) promptly of any change in (A) the corporate name of any Obligor; (B) the location of any Obligor for purposes of the Personal Property Security Act (Ontario), (C) the jurisdiction

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of incorporation of any Obligor and (D) the locations of the assets of any Obligor (other than Rockcliff); and (ii) not less than 10 Banking Days prior to the closing thereof, of any transaction permitted hereby which will result in any change in the information set out in the representations made in Section 10.1.

(j)	Corporate Existence

Except as contemplated by any Permitted Corporate Reorganization, the Parent shall, and shall cause each other Subject Entity (other than Rockcliff) to, maintain its existence in good standing.  The Parent shall, and shall cause each other Company (other than Rockcliff) to, qualify and remain duly qualified to carry on business and own property in each jurisdiction where the failure to do so could reasonably be expected to result in a Material Adverse Effect.

(k)	Conduct of Business

The Parent shall, and shall cause each other Company (other than Rockcliff) to, conduct its business in such a manner so as to comply with all laws and regulations (including, without limitation, Environmental Laws), so as to observe and perform all its obligations under leases, licences and agreements necessary for the proper conduct of its business and so as to preserve and protect its property and assets and the earnings, income and profits therefrom where such non-compliance, non-observance or non-performance could reasonably be expected to have a Material Adverse Effect.  The Parent shall, and shall cause each other Company (other than Rockcliff) to, perform all obligations incidental to any trust imposed upon it by statute where the failure to do so could reasonably be expected to have a Material Adverse Effect.  The Parent shall, and shall cause each other Company (other than Rockcliff) to, obtain and maintain all licenses, permits, government approvals, franchises, authorizations and other rights necessary for the operation of its business where failure to do so could reasonably be expected to have a Material Adverse Effect.

(l)	Taxes

The Parent shall pay, and shall cause each other Company (other than Rockcliff) to pay, all material Taxes levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable, save and except when and so long as the validity of any such Taxes is being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with generally accepted accounting principles.

(m)	Notice of Event of Default

Upon the occurrence of either a Default or an Event of Default of which the Parent or a senior officer of a Borrower is aware, such Person shall promptly notify the Administrative Agent in writing of the nature and date of occurrence of such Default or Event of Default, such Person’s assessment of the duration and

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effect thereof and the action which such Person proposes to take with respect thereto.

(n)	Environmental Matters

The Parent shall, and shall cause each other Company (other than Rockcliff) to, as soon as practicable and in any event within 30 days, notify the Administrative Agent and provide copies upon receipt of all written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or compliance with Environmental Laws which claims, complaints, notices or inquiries relate to matters which could reasonably be expected to have a Material Adverse Effect and shall proceed diligently to resolve any such claims, complaints, notices or inquiries relating to compliance with Environmental Laws and provide such information and certifications which the Administrative Agent may reasonably request from time to time to evidence compliance with this Section 11.1(n).

(o)	Tangible Net Worth

The Parent shall, at all times maintain its Tangible Net Worth to be greater than or equal to the sum of (x) $1,381,000,000 (the Parent currently estimates that a reduction in this amount in the range of $200,000,000 to $250,000,000 will need to be made as a result of changing to IFRS) and (y) 25% of the positive Net Income, if any, for each Fiscal Quarter after the Fiscal Quarter ended September 30, 2010.

(p)	Interest Coverage Ratio

The Parent shall, at all times cause the Interest Coverage Ratio to be greater than or equal to 4.00:1, such ratio to be measured at the conclusion of each Fiscal Quarter.

(q)	Leverage Ratio

The Parent shall, at all times, cause the Leverage Ratio to be less than or equal to 3.00:1, such ratio to be measured at the conclusion of each Fiscal Quarter.

(r)	Intercompany Indebtedness

The Parent shall cause all Indebtedness owing by any Obligor (other than Rockcliff) to any Subsidiary of the Parent which is not an Obligor to be subordinated and postponed, pursuant to the Postponement and Subordination Undertaking, to the Secured Obligations of such Obligor for so long as a Default has occurred and is continuing.  The Parent shall cause any Subsidiary of the Parent which is not an Obligor, prior to the incurrence of any such Indebtedness, to execute and deliver to the Administrative Agent the Postponement and Subordination Undertaking or an instrument of adhesion thereto.

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(s)	Books and Records

The Parent shall, and shall cause each other Company (other than Rockcliff) to, keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from their earnings all such proper reserves as required by generally accepted accounting principles and permit representatives of the Administrative Agent to inspect such books of account, records and documents and to make copies therefrom during reasonable business hours.

(t)	Additional Guarantors

Upon the direct or indirect formation or acquisition by the Parent of a Material Subsidiary that is not a Non-Guaranteeing Material Subsidiary or upon a Subsidiary of the Parent becoming a Material Subsidiary that is not a Non-Guaranteeing Material Subsidiary:

(i)
the Parent shall forthwith cause each such Subsidiary (the “Prospective Guarantor”) to duly execute and deliver to the Administrative Agent the Guarantee and the Security Document to which it is a party;

(ii)	the Parent shall forthwith deliver, or cause to be delivered to, the Administrative Agent, in form and substance satisfactory to the Administrative Agent:

(A)	a duly certified copy of the articles of incorporation and by-laws or comparable constitutional documents of such Subsidiary;

(B)
a certificate of status or good standing for such Subsidiary issued by the appropriate governmental body or agency of the jurisdiction in which such Subsidiary is incorporated or otherwise formed (other than with respect to any Subsidiary whose jurisdiction of incorporation or formation does not customarily offer such certificates);

(C)
a duly certified copy of the resolution of the board of directors of such Subsidiary or other comparable authorization authorizing it to execute, deliver and perform its obligations under each Finance Document to which such Subsidiary is a signatory;

(D)	a certificate of an officer of such Subsidiary, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Finance Documents to which such Subsidiary is a signatory;

(E)	an opinion of such Subsidiary’s counsel addressed to the Lenders, the Administrative Agent and its counsel, relating to the status and capacity of such Subsidiary, the due authorization, execution and

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delivery and the validity and enforceability of the Finance Documents to which such Subsidiary is a party in the jurisdiction of incorporation or formation of such Subsidiary and in the Province of Ontario and such other matters as the Administrative Agent may reasonably request; and

(F)
an opinion of the Lenders’ counsel with respect to such matters as may be reasonably required by the Administrative Agent in connection with such Subsidiary (including, without limitation, the legality, validity and binding nature of the obligations of such Subsidiary under, and the enforceability against such Subsidiary of, the Finance Documents which are governed by the laws of the Province of Ontario);

(iii)
the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein; and

(iv)
all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent’s counsel, acting reasonably, are desirable or required to make effective the Security created or intended to be created pursuant to Section 11.1(t) and to ensure the perfection and the intended first-ranking priority of such Security;

whereupon the Prospective Guarantor shall become an Additional Guarantor.

(u)	Post-Closing Undertakings The Parent shall:

(i)
cause Cerro San Pedro Opco to execute and deliver to the Administrative Agent a notarized Security Document for the purpose of charging Cerro San Pedro Opco’s ownership interest in the parcel of land denominated “La Zapatilla”, located in Cerro San Pedro, San Luis Potosi, Mexico upon which Cerro San Pedro Opco’s processing plant is located and such Security Document shall have been properly registered, recorded and filed and the Administrative Agent shall have received a legal opinion of Cerro San Pedro's legal counsel addressed to, and in form and substance satisfactory to, the Finance Parties and the Administrative Agent relating to the status and capacity of Cerro San Pedro Opco, the due authorization, execution and delivery and the validity and enforceability of such Security Document and such other matters as the Administrative Agent

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may reasonably request, all of which the Parent shall cause to be completed on or before March 31, 2011;

(ii)
deliver, or cause to be delivered, to the Administrative Agent on or before March 31, 2011 a legal opinion of Raleigh Mining International Ltd.'s British Virgin Islands counsel addressed to, and in form and substance satisfactory to, the Finance Parties and the Administrative Agent relating to the authorized, issued and outstanding capital of Raleigh Mining International Ltd. as such existed immediately prior to Raleigh Mining International Ltd.'s export of governing jurisdiction from the British Virgin Islands to the Province of Ontario;

(iii)	use its commercially reasonable best efforts to have the CSP Historical Lien and the Peak Historical Lien discharged;

(iv)
cause counsel to Peak Opco to register a caveat on title on December 15, 2010 (or December 16, 2010 in Sydney, Australia) in favour of the Administrative Agent in respect of each title folio identifier  (the “Titles”) referenced in schedule 2 to the Security Document referenced in paragraph 3 of Schedule K hereto with the New South Wales Land and Property Management Authority and with the New South Wales Department of Primary Industries (the “Australian Registries”) and forthwith upon receipt of the Titles by counsel to Peak Opco to cause a legal mortgage to be filed against the Titles in the Australian Registries in favour of the Administrative Agent and to cause to be delivered to the Administrative Agent a legal opinion of Peak Opco's legal counsel addressed to, and in form and substance satisfactory to, the Finance Parties and the Administrative Agent relating to the due registration of legal mortgage security against the Titles and such other matters as the Administrative Agent may reasonably request, such legal mortgage registration and delivery of opinion the Parent shall cause to be completed forthwith and in any event no later than March 31, 2011;

(v)
cause the notary public retained by Cerro San Pedro Opco and its counsel to register all security granted pursuant to the Security Documents referenced at paragraphs 4 and 5 of Schedule K hereto forthwith and in any event no later than December 17, 2010.

11.2 Restrictive Covenants

The Parent and/or the Borrowers, as applicable, hereby covenant and agree with the Finance Parties that, in accordance with Section 16.6 and unless waived in writing in accordance with Section 14.14:

(a)	Liens

The Parent shall not, and shall not permit or suffer any other Subject Entity to, enter into or grant, create, assume or suffer to exist any Lien affecting any of

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their respective properties, assets or undertaking, whether now owned or hereafter acquired, save and except only for the Permitted Liens.

(b)	Corporate Existence

Except for Permitted Reorganizations, the Parent shall not, and shall not permit or suffer any other Subject Entity (excluding, however, Rockcliff), to, change its legal existence (including by way of amalgamation, merger, winding up, continuance or plan of arrangement) or change its issued and outstanding Shares.

(c)	Change in Business

The Parent shall not, and shall not suffer or permit any other Subject Entity (other than Rockcliff) to, engage in any business other than the business of mining and activities related or incidental thereto.

(d)	Disposition of Material Property Assets

Except in connection with a Permitted Reorganization, Ordinary Course Dispositions and Sale Leasebacks permitted by Section 11.2(j), the Parent shall not, and shall not suffer or permit any other Subject Entity to, sell, transfer or otherwise dispose (by way of Sale Leaseback or otherwise) of any direct or indirect ownership interest (whether by way of a sale or disposition of Shares of any Company or by way of sale or disposition of assets) in (i) any Material Property or (ii) any Material Property Assets except if:

(i)	such sale or disposition is on an arm’s length basis, for fair market value and paid in cash;

(ii)	no Default or Event of Default exists at the time of such sale or disposition or would arise immediately thereafter;

(iii)
contemporaneous with the completion of such sale or disposition of Existing Material Property Assets, the Parent shall cause Section 9.3 to be complied with and the Credit Facility is permanently reduced pursuant to Section 2.3; and

(iv)
upon completion of such sale or disposition, the Parent would not, on a pro forma basis, be in breach of any of the financial covenants under Sections 11.1(o), (p), and (q) as at the date of such sale.

(e)	Distributions

The Parent shall not make any Distributions, other than payments of interest on Subordinated Indebtedness provided no Default or Event of Default has occurred and is continuing at the time thereof, or would result therefrom.

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(f)	Indebtedness

The Parent shall not, and shall not suffer or permit any other Subject Entity to create, incur, assume or suffer to exist any Indebtedness other than Permitted Indebtedness.

(g)	Risk Management

The Parent shall not, nor shall it suffer or permit any Subject Entity to, enter into any Risk Management Agreements other than Permitted Risk Management Agreements.

(h)	Acquisitions

The Parent shall not, and shall not suffer or permit any other Company to make any Acquisitions other than Permitted Acquisitions.

(i)	Amendments

The Parent shall not, and shall not suffer or permit any of the other Obligor (excluding, however, Rockcliff) to, amend their articles of incorporation, other than to effect a transaction permitted hereunder or for changes that are to be reported to the Administrative Agent pursuant hereto, provided that the Parent is not in default of such reporting obligation.  The Parent shall not, and shall not suffer or permit, any amendment or modification of the Senior Secured Notes, the Note Indenture, the Debenture Indenture or the Debentures which would be materially adverse to the Parent.

The Parent shall forthwith provide to the Administrative Agent a copy of any amendment, modification, waiver or consent to the Senior Secured Notes, the Note Indenture, the Debenture Indenture or the Debenture not otherwise prohibited hereby which is required to be filed on SEDAR (the filing of any of the foregoing documents on SEDAR shall satisfy the delivery obligation in relation to such documents so filed when the Parent has provided written notice of such filing to the Administrative Agent).

(j)	Sale Leasebacks

The Parent shall not, and shall not suffer or permit any of the other Subject Entity (excluding, however, Rockcliff) to, enter into any Sale Leasebacks with any Person that is not an Obligor.

(k)	Investments

The Parent shall not, and shall not permit any other Subject Entity (excluding, however, Rockcliff) to, make any Investments in any Person, except:

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(i)	extensions of trade credit and asset purchases in the ordinary course of business;

(ii)	Investments in any Company that are used, directly or indirectly, to fund Investments in an Obligor and Investments by any Company in an Obligor;

(iii)	Investments in the New Afton Project;

(iv)	Approved Investments; and

(v)
additional Investments up to a maximum aggregate consolidated amount of $35,000,000 per annum in a business of the nature referred to in Section 11.2(c) made at a time when no Default has occurred and is continuing or would arise as a result of such Investment.

(l)	Transactions with Affiliates

The Parent shall not, and shall not suffer or permit any other Subject Entity (excluding, however, Rockcliff) to, enter into any transaction including, without limitation, any management or consulting agreement with any of its Affiliates which could reasonably be expected to have a Material Adverse Effect.

11.3 Performance of Covenants by Administrative Agent

The Administrative Agent may, on the instructions of the Majority Lenders and upon notice by the Administrative Agent to the Parent and the Borrowers, perform any covenant of the Parent and/or the Borrowers under this agreement which such Person fails to perform or cause to be performed and which the Administrative Agent is capable of performing, including any covenants the performance of which requires the payment of money, provided that the Administrative Agent shall not be obligated to perform any such covenant on behalf of such Person and no such performance by the Administrative Agent shall require the Administrative Agent to further perform such Person’s covenants or shall operate as a derogation of the rights and remedies of the Administrative Agent and the Lenders under this agreement or as a waiver of such covenant by the Administrative Agent.  Any amounts paid by the Administrative Agent as aforesaid shall be reimbursed by the Lenders in their Pro Rata Shares and shall be repaid by the Borrowers to the Administrative Agent on behalf of the Lenders on demand.

ARTICLE 12

CONDITIONS PRECEDENT TO OBTAINING CREDIT

12.1 Conditions Precedent to All Credit

The obligation of the Lenders to extend credit hereunder is subject to fulfilment of the following conditions precedent on the date such credit is extended:

(a)	the relevant Borrower shall have complied with the requirements of Article 4, 5 or 6, as the case may be, in respect of the relevant credit;

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(b)	no Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit;

(c)
the representations and warranties of the Parent contained in Section 10.1 shall be true and correct in all respects on the date such credit is extended as if such representations and warranties were made on such date; and

(d)	the Credit Facility has not been terminated pursuant to Section 2.4.

12.2 Conditions Precedent to Initial Extension of Credit

The obligations of the Lenders to extend credit by way of the initial drawdown under the Credit Facility is subject to the fulfilment of the following conditions precedent concurrent with or prior to such extension of credit:

(a)	the conditions precedent set forth in Section 12.1 have been fulfilled;

(b)	each Obligor has executed and delivered to the Administrative Agent the Credit Documents to which it is a party;

(c)
each relevant Subsidiary of the Parent has executed and delivered to the Administrative Agent (i) the Postponement and Subordination Undertaking in form and substance satisfactory to the Administrative Agent and (ii) to the extent necessary in connection with the issuance of a Letter for and on behalf of a Subsidiary of a Borrower, a reimbursement instrument in the form of Schedule M hereto;

(d)	the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent:

(i)	a duly certified copy of the articles of incorporation and by-laws or comparable documents of each Obligor;

(ii)
a certificate of status or good standing for each Obligor issued by the appropriate governmental body or agency of the jurisdiction in which such Obligor is incorporated (other than with respect to any Obligor whose jurisdiction of incorporation does not customarily offer such certificates);

(iii)
a duly certified copy of the resolution of the board of directors and, where applicable, of the shareholders of each Obligor authorizing it to execute, deliver and perform its obligations under the Finance Documents to which such Obligor is a signatory and, in the case of each Obligor which is a Pledged Subsidiary, a duly certified copy of the resolution of the board of directors (if required under the constating documents or by-laws of such Obligor) of such Obligor which is a Pledged Subsidiary authorizing the pledge of all of its issued and outstanding shares to the Administrative Agent and any subsequent disposition thereof by the

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Administrative Agent in realizing on the security therein constituted by the relevant Security Documents;

(iv)
a certificate of an officer of each Obligor, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Finance Documents to which such Obligor is a signatory (other than with respect to any Subsidiary with respect to the Finance Documents to which it is a signatory are all executed before a notary public);

(v)
a certificate of a senior officer of the Parent, in such capacity, certifying that, to the best of its knowledge after due inquiry, no Default has occurred and is continuing or would arise immediately upon the initial extension of credit to the Borrowers under the Credit Facility;

(vi)
share certificates representing all of the Shares of the Pledged Subsidiaries referenced in Schedule J hereto, in each case duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney or, where applicable, notices to the relevant share accountholder where the shares are in uncertificated form;

(vii)
an opinion or opinions of counsel to each Obligor, addressed to the Lenders, the Administrative Agent and its counsel, relating to the status and capacity of such Obligor, the due authorization, execution and delivery and the validity and enforceability of the Finance Documents to which such Obligor is a party in the jurisdiction of incorporation of such Obligor and in the Province of Ontario and such other matters as the Lenders may reasonably request;

(viii)
an opinion or opinions of the Administrative Agent’s counsel with respect to such matters as may be reasonably required by the Lenders in connection with the transactions hereunder (including, without limitation, the legality, validity and binding nature obligations of each Obligor under, and the enforceability against each such Obligor of, the Finance Documents); and

(ix)	a list of Approved Unrestricted Investments as at the date of the execution and delivery of this Agreement;

(x)	a perfection certificate for each Obligor in form and substance satisfactory to the Administrative Agent;

(xi)	a duly completed executed Multi-jurisdictional Mortgage Statement: and

(xii)	requisite information to identify the Obligors under the applicable “know your client” legislation, delivered sufficiently in advance for each Lender to complete such identification.

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(e)
there shall exist no pending or threatened litigation, proceedings or investigations which (x) contest the consummation of the Credit Facility or any part thereof or (y) could reasonably be expected to have a Material Adverse Effect;

(f)
all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent’s counsel, acting reasonably, are desirable or required to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents and to ensure the perfection and the intended first-ranking priority of such security or/and arrangements satisfactory to the Lead Arrangers with respect to the foregoing have been made;

(g)
the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws (including, without limitation, all securities laws, requirements and policies) have been complied with in respect of all agreements and transactions referred to herein;

(h)	the Administrative Agent shall have received endorsements to all of the Obligors’ insurance policies as stipulated in Section 11.1(d);

(i)
the Lead Arrangers shall have completed, to their satisfaction in their sole and absolute discretion, a legal, technical, insurance and environmental due diligence review into all matters relating to the Subject Entities;

(j)	there shall not have occurred a Material Adverse Change since September 30, 2010;

(k)	all current account documentation required by the Administrative Agent has been executed and delivered by the Borrowers;

(l)	the Administrative Agent shall have received satisfactory evidence that:

(i)
all letters of credit and/or bonds issued by Macquarie Bank Limited to the Minister for Mineral Resources for the State of New South Wales for and on behalf of Peak Opco shall have been terminated and all security and Liens granted by Peak Opco therefor terminated and released;

(ii)
all credit, guarantee and security documentation entered into by Western and Western Opco in connection with a credit agreement dated March 30, 2007 with Investec Bank (UK) Limited and certain other finance parties shall have been terminated and all security and Liens granted by Western and Western Opco therefor terminated and released; and

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(iii)
all credit, guarantee and security documentation entered into by Metallica, Raleigh, Cerro San Pedro Opco and Servicios Del Plata y Oro, S.A. de C.V. in connection with a credit agreement dated May 9, 2008 with The Bank of Nova Scotia shall have been terminated and all security and Liens granted by Metallica, Raleigh, Cerro San Pedro Opco and Servicios Del Plata y Oro, S.A. de C.V. therefor terminated and released;

(m)	the Parent shall have delivered to the Administrative Agent, a life of mine plan for each Existing Material Property, each of which shall be in form and substance satisfactory to the Majority Lenders;

(n)	each Opco on whose behalf a Letter is to be issued shall have duly executed and delivered to the relevant Issuing Lender, a reimbursement instrument in the form attached hereto as Schedule M;

(o)
a title insurance policy in respect of the Western Property shall have been issued in favour of, and in form and substance satisfactory to, the Administrative Agent Agent and all premiums therefor shall have been paid; and

(p)
the Borrowers and the Parent shall have paid to the Administrative Agent and the Lenders all fees and expenses required to be paid on or before the initial extension of credit under the Credit Facility.

12.3 Waiver

The terms and conditions of Sections 12.1 and 12.2 are inserted for the sole benefit of the Administrative Agent and the Lenders, and the Lenders may waive them in accordance with Section 14.14, in whole or in part, with or without terms or conditions, in respect of any extension of credit, without prejudicing their right to assert the terms and conditions of Sections 12.1 and 12.2 in whole or in part in respect of any other extension of credit.

12.4 Existing Letter

(a)
The parties acknowledge that The Bank of Nova Scotia has previously issued the Existing Letter for the account of Peak.  The parties hereby agree that, contemporaneously with the fulfillment of the conditions precedent set forth in Section 12.2, the Existing Letter shall be deemed to be a Letter issued by The Bank of Nova Scotia, as an Issuing Lender, at the request of Peak under the Credit Facility and the provisions of this agreement shall henceforth apply thereto and supersede any reimbursement or other agreement (collectively, the “Existing BNS Reimbursement Agreements”) previously executed by Peak.  The parties hereto acknowledge that the provisions of Section 7.6 shall apply to the Existing Letter as of and from the date of the fulfillment of the conditions precedent set forth in Section 12.2; and

(b)	Upon the satisfaction of each of the conditions precedent set forth in Section 12.2, The Bank of Nova Scotia hereby agrees and confirms in favour of

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the Parent and each Finance Party that the guarantee dated September 23, 2010 entered into by the Parent in favour of The Bank of Nova Scotia in respect of Peak’s reimbursement obligations owing to The Bank of Nova Scotia on account of the Existing Letter and the Existing BNS Reimbursement Agreements shall be terminated and be of no further force and effect.

ARTICLE 13

DEFAULT AND REMEDIES

13.1 Events of Default

Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 14.14:

(a)	the breach by a Borrower of the provisions of any of Section 9.1, 9.3 or 9.8;

(b)
the failure of any Obligor to pay any amount due under the Finance Documents (other than amounts due pursuant to any of Section 9.1, 9.3, 9.8 or Article 15) within two Banking Days after (i) the Administrative Agent has given the Borrowers notice of such failure or (ii) a senior officer of a Borrower or the Parent obtaining actual knowledge of such missed payment;

(c)
the commencement by any Subject Entity or by any other Person of proceedings for the dissolution, liquidation or winding up of such Subject Entity or for the suspension of operations of such Subject Entity (other than such proceedings that are part of a Permitted Corporate Reorganization or commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement);

(d)
if any Subject Entity ceases or threatens to cease to carry on its business (other than as part of a Permitted Corporate Reorganization) or is adjudged or declared bankrupt or insolvent or admits its inability to pay its debts generally as they become due or fails to pay its debts generally as they become due or makes an assignment for the benefit of creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any part of its property, or suffers the appointment of any receiver or trustee, sequestrator or other custodian;

(e)
if any representation or warranty made by any Obligor in this agreement or in any other document, agreement or instrument delivered pursuant hereto or referred to herein or any material information furnished in writing to the

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Administrative Agent by any Obligor proves to have been incorrect when made or furnished and continues to be incorrect for thirty days after the Administrative Agent has given the Parent notice thereof;

(f)
if a writ, execution, attachment or similar process is issued or levied against all or any portion of the property of any Subject Entity in connection with any judgment against it in an amount of at least $35,000,000 and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within thirty days after its entry, commencement or levy;

(g)	the breach or failure of due observance or performance by the Parent of Section 11.1(o), (p) or (q), any provision of Section 11.2 or 16.8;

(h)
the breach or failure of due observance or performance by any Obligor of any covenant or provision of any Finance Document (other than those previously referred to in this Section 13.1) or of any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein to which the Administrative Agent or any of the Lenders is a party and such breach or failure continues for 15 Banking Days after the Administrative Agent has given the Borrower notice of such breach or failure;

(i)
if one or more encumbrancers, lienors or landlords take possession of any part of the property of any Subject Entity or attempt to enforce their security or other remedies against such property (other than at the expiry of the relevant lease) and their claims remain unsatisfied for such period as would permit such property to be sold thereunder and such property which has been repossessed or is capable of being sold has an aggregate fair market value of at least $35,000,000;

(j)
if any Indebtedness of any Subject Entity, other than Indebtedness owing to another Company, in an amount of at least $35,000,000 is not paid when due and payable (whether on demand, maturity, acceleration or otherwise) (provided, however, no Event of Default shall occur under Section 13.1(j) with respect to any payment default under any Transaction with a Yank-a-Banked Lender who benefits from a Yank-a-Banked Lender Lien if such payment default is remedied in full within 10 Banking Days of such default, whether through realization on the Yank-a-Banked Lender Lien or otherwise);

(k)
a default shall occur in the performance or observance of any obligation or conditions with respect to any Indebtedness (other than Indebtedness hereunder) of any Obligor if the effect of such default would reasonably be expected to have a Material Adverse Effect (provided, however, no Event of Default shall occur under Section 13.1(k) with respect to any payment default under any Transaction with a Yank-a-Banked Lender who benefits from a Yank-a-Banked Lender Lien if such payment default is remedied in full within 10 Banking Days of such default, whether through realization on the Yank-a-Banked Lender Lien or otherwise);

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(l)	the occurrence of a Change of Control of the Parent without the prior written consent of the Majority Lenders;

(m)
any Finance Document shall terminate (other than in accordance with its terms) or cease in whole or in any material part to be the legal, valid, binding and enforceable obligation of any Obligor party thereto (other than pursuant to a Permitted Corporate Reorganization) and such Finance Document has not been replaced by a legal, valid, binding and enforceable document which is equivalent in effect to such Finance Document, assuming such Finance Document had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Administrative Agent, within 21 days of the Administrative Agent giving written notice to the Parent, or a senior officer of a Borrower or the Parent obtaining actual knowledge, of such termination or cessation, provided, however, that such grace period shall only be provided if such Obligor actively co-operates with the Administrative Agent to so replace such Finance Document;

(n)
the Postponement and Subordination Undertaking shall terminate (other than in accordance with its terms) or ceases in whole or in any material part to be the legal, valid, binding and enforceable obligations of any party thereto and the Postponement and Subordination Undertaking has not been replaced by a legal, valid, binding and enforceable document which is equivalent in effect to the Postponement and Subordination Undertaking, assuming the Postponement and Subordination Undertaking had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Administrative Agent, within 21 days of the Administrative Agent giving written notice to the Parent, or a senior officer of a Borrower or the Parent obtaining actual knowledge, of such termination or cessation, provided, however, that such grace period shall only be provided if the Companies actively co operate with the Administrative Agent to so replace the Postponement and Subordination Undertaking;

(o)	any Company shall, contest in any manner the effectiveness, validity, binding nature or enforceability of any Finance Document;

(p)
any Lien securing any Secured Obligation shall, in whole or in part, cease to be a perfected Lien which, subject to any Permitted Liens, ranks first in priority and in a case where such an event occurs through no fault of any Obligor, the Borrower is in default of its obligations under Section 16.8;

(q)	a Material Adverse Change occurs; or

(r)	subject to Section 11.2(d), the Parent shall cease to own, directly or indirectly, 100% of the Existing Material Property Assets;

the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrowers, terminate the Credit Facility (provided, however, that the Credit Facility shall automatically terminate, without notice of any kind, upon the

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occurrence of an event described in clause (c) or (d) above) and the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by the same or further notice to the Borrowers, declare all indebtedness of the Borrowers to the Lenders pursuant to this agreement (including the face amount of all Bankers’ Acceptances issued and outstanding hereunder) to be immediately due and payable whereupon all such indebtedness shall immediately become and be due and payable and the Security shall become immediately enforceable without further demand or other notice of any kind, all of which are expressly waived by the Borrowers (provided, however, that all such indebtedness of the Borrowers to the Lenders shall automatically become due and payable and the Security shall become immediately enforceable, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above).  Upon the payment by the Borrowers to the Lenders of the face amount of all Bankers’ Acceptances issued and outstanding hereunder, the Borrowers shall have no further liability to the Lenders with respect to such Bankers’ Acceptances.  Upon all indebtedness of the Borrowers hereunder becoming immediately due and payable pursuant to this Section, the Administrative Agent (on the instructions of the Majority Lenders) shall give written notice to the Finance Parties and any Voluntary Exiting Lenders to terminate all Secured Risk Management Agreements between such Financing Parties and any Obligors and all Standalone Risk Management Agreements between such Voluntary Exiting Lenders and any Obligors and to close all Transactions entered into pursuant thereto.  At any time after the Credit Agreement Repayment Date and notwithstanding any other provision of any other Finance Document, the Guarantees (including, for certainty, the guarantee in Article 15 of this Agreement) and the Security Documents shall only become enforceable upon the occurrence of an Event of Default (for the purpose of this sentence only, as defined in any Secured Risk Management Agreement) relating to an Obligor.

13.2 Refund of Overpayments

With respect to each Letter for which an Issuing Lender has been paid all of its contingent liability pursuant to Sections 9.1, 9.6 or 13.1 and provided that all amounts due by the Borrowers to such Issuing Lender under Sections 9.1, 9.6 or 13.1 have been paid, such Issuing Lender agrees to pay to the Borrowers, upon the later of:

(a)
if the Letter is subject to an Adverse Order, the date on which any final and non-appealable order, judgment or other determination has been rendered or issued either permanently enjoining such Issuing Lender from paying under such Letter or terminating any outstanding Adverse Order; and

(b)	the earlier of:

(i)
the date on which either the original counterpart of such Letter is returned to such Issuing Lender for cancellation or such Issuing Lender is released by the beneficiary thereof from any further obligations in respect of such Letter;

(ii)	the expiry of such Letter; and

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(iii)	(where the contingent liability under such Letter is less than the face amount thereof), all amounts possibly payable under such Letter have been paid;

an amount equal to any excess of the amount received by such Issuing Lender hereunder in respect of its contingent liability under such Letter over the total of amounts applied to reimburse such Issuing Lender for amounts paid by it under or in connection with such Letter (such Issuing Lender having the right to so appropriate such funds).

13.3 Remedies Cumulative

The Parent and the Borrowers expressly agree that the rights and remedies of the Finance Parties under this agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law.  Any single or partial exercise by any Finance Party of any right or remedy for a default or breach of any term, covenant or condition in this agreement does not waive, alter, affect or prejudice any other right or remedy to which such Finance Party may be lawfully entitled for the same default or breach.  Any waiver by the Administrative Agent with the approval of the Majority Lenders or all of the Lenders in accordance with Section 14.14 of the strict observance, performance or compliance with any term, covenant or condition of this agreement is not a waiver of any subsequent default and any indulgence by the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this agreement is not a waiver of the entire term, covenant or condition or any subsequent default.  No failure or delay by any Finance Party in exercising any right shall operate as a waiver of such right nor shall any single or partial exercise of any power or right preclude its further exercise or the exercise of any other power or right.

13.4 Set Off

In addition to any rights now or hereafter granted under applicable law, and not by way of limitation of any such rights, each Lender is authorized, at any time that an Event of Default and has occurred and is continuing without notice to the Parent or the Borrowers or to any other Person, any such notice being expressly waived by the Parent and the Borrowers, to set off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by such Lender  to or for the credit of or the account of the Parent or the Borrowers, as applicable against and on account of the obligations and liabilities of the Parent or the Borrowers which are due and payable to such Lender under the Finance Documents.  Notwithstanding the foregoing, the Lenders shall not be permitted to exercise set-off against any New Afton Project Assets.

ARTICLE 14

THE ADMINISTRATIVE AGENT

14.1 Appointment and Authorization of Administrative Agent

Each Lender hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Finance Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize the Administrative Agent to take such actions as agent on its behalf and to exercise such powers under the Finance

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Documents as are delegated to the Administrative Agent by such Lender by the terms hereof, together with such powers as are reasonably incidental thereto.  Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable to any of the Lenders for any action taken or omitted to be taken by it or them thereunder or in connection therewith, except for its own gross negligence or wilful misconduct and each Lender hereby acknowledges that the Administrative Agent is entering into the provisions of this Section 14.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.

14.2 Interest Holders

The Administrative Agent may treat each Lender set forth in Schedule A hereto or the Person designated in the last notice delivered to it under Section 16.5 as the holder of all of the interests of such Lender under the Finance Documents.

14.3 Consultation with Counsel

The Administrative Agent may consult with legal counsel selected by it as counsel for the Administrative Agent and the Lenders and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.

14.4 Documents

The Administrative Agent shall not be under any duty to the Lenders to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Finance Documents or any instrument, document or communication furnished pursuant to or in connection with the Finance Documents and the Administrative Agent shall, as regards the Lenders, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

14.5 Administrative Agent as Lender

With respect to those portions of the Credit Facility made available by it, the Administrative Agent shall have the same rights and powers under the Finance Documents as any other Lender and may exercise the same as though it were not the Administrative Agent.  The Administrative Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrowers and their Affiliates and Persons doing business with the Borrowers and/or any of its Affiliates as if it were not the Administrative Agent and without any obligation to account to the Lenders therefor.

14.6 Responsibility of Administrative Agent

The duties and obligations of the Administrative Agent to the Lenders under the Finance Documents are only those expressly set forth herein.  The Administrative Agent shall not have any duty to the Lenders to investigate whether a Default or an Event of Default has occurred.  The Administrative Agent shall, as regards the Lenders, be entitled to assume that no Default or Event of Default has occurred and is continuing unless the Administrative Agent has actual knowledge or has been notified by the Parent or a Borrower of such fact or has been

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notified by a Lender that such Lender considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.

14.7 Action by Administrative Agent

The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Lenders by and under this agreement; provided, however, that the Administrative Agent shall not exercise any rights under Section 13.1 or under the Guarantees or the Security Documents or expressed to be on behalf of or with the approval of the Majority Lenders without the request, consent or instructions of the Majority Lenders.  Furthermore, any rights of the Administrative Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by the Administrative Agent upon the request or instructions of the Majority Lenders.  The Administrative Agent shall incur no liability to the Lenders under or in respect of any of the Finance Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct.  The Administrative Agent shall in all cases be fully protected in acting or refraining from acting under any of the Finance Documents in accordance with the instructions of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Lenders.  In respect of any notice by or action taken by the Administrative Agent hereunder, the Borrowers and the Parent shall at no time be obliged to enquire as to the right or authority of the Administrative Agent to so notify or act.

14.8 Notice of Events of Default

In the event that the Administrative Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, the Administrative Agent shall promptly notify the Lenders and shall take such action and assert such rights under Section 13.1 of this agreement and under the other Finance Documents as the Majority Lenders shall request in writing and the Administrative Agent shall not be subject to any liability by reason of its acting pursuant to any such request.  If the Majority Lenders shall fail for five Banking Days after receipt of the notice of any Default or Event of Default to request the Administrative Agent to take such action or to assert such rights under any of the Finance Documents in respect of such Default or Event of Default, the Administrative Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Lenders, take such action or assert such rights (other than rights under Section 13.1 of this agreement or under the other Finance Documents and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Lenders except that, if the Majority Lenders have instructed the Administrative Agent not to take such action or assert such rights, in no event shall the Administrative Agent act contrary to such instructions unless required by law to do so.

14.9 Responsibility Disclaimed

The Administrative Agent shall be under no liability or responsibility whatsoever as agent hereunder:

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(a)
to any Obligor or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Lender or Lenders of any of its or their obligations under any of the Finance Documents;

(b)	to any Lender or Lenders as a consequence of any failure or delay in performance by, or any breach by, any Obligor of any of its obligations under any of the Finance Documents; or

(c)
to any Lender or Lenders for any statements, representations or warranties in any of the Finance Documents or in any other documents contemplated hereby or thereby or in any other information provided pursuant to any of the Finance Documents or any other documents contemplated hereby or thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Finance Documents or any other document contemplated hereby or thereby.

14.10 Indemnification

The Lenders agree to indemnify the Administrative Agent (to the extent not reimbursed by the Borrowers) in their respective Pro Rata Shares from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of any of the Finance Documents or any other document contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under any of the Finance Documents or any document contemplated hereby or thereby, except that no Lender shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of the Administrative Agent.

14.11 Credit Decision

Each Lender represents and warrants to the Administrative Agent that:

(a)
in making its decision to enter into this agreement and to make its Pro Rata Share of the Credit Facility available to the Borrowers, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Subject Entities and that it has made an independent credit judgment without reliance upon any information furnished by the Administrative Agent; and

(b)	so long as any portion of the Credit Facility is being utilized by a Borrower, it will continue to make its own independent evaluation of the financial condition and affairs of the Subject Entities.

14.12 Successor Administrative Agent

Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may, with the prior written consent of the

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Borrowers (which consent shall not be required for so long as a Default has occurred and is continuing), resign at any time by giving 30 days written notice thereof to the Borrowers and the Lenders.  Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrowers (which consent shall not be required (x) if the successor Administrative Agent is an Affiliate or Subsidiary of the Administrative Agent on the date hereof or (y) for so long as a Default has occurred and is continuing), shall have the right to appoint a successor Administrative Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment.  If no successor Administrative Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Administrative Agent may, on behalf of the Lenders and with the prior written consent of the Borrowers (which consent shall not be required for so long as a Default has occurred and is continuing), appoint a successor Administrative Agent which shall be a bank organized under the laws of Canada which has combined capital and reserves in excess of CDN$250,000,000 and has an office in Toronto.  Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Administrative Agent (in its capacity as Administrative Agent but not in its capacity as a Lender) and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder (in its capacity as Administrative Agent but not in its capacity as a Lender).  After any retiring Administrative Agent’s resignation hereunder as the Administrative Agent, provisions of this Article 14 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent.

14.13 Delegation by Administrative Agent

The Administrative Agent shall have the right to delegate any of its duties or obligations hereunder as Administrative Agent to any Affiliate of the Administrative Agent so long as the Administrative Agent shall not thereby be relieved of such duties or obligations.

14.14 Waivers and Amendments

(a)
Subject to Sections 14.14(b)-(d) any term, covenant or condition of any of the Finance Documents may only be amended with the prior consent of the Borrowers and the Majority Lenders or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.

(b)	Notwithstanding Section 14.14(a), without the prior written consent of each Lender and subject to the last sentence of this Section 14.14(b), no such amendment or waiver shall directly:

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(i)	increase the amount of the Credit Facility or the amount of the Individual Commitment of any Lender;

(ii)	subject to Section 9.9, extend the Maturity Date;

(iii)
extend the time for the payment of interest on Loans, forgive any portion of principal thereof, reduce the stated rate or amount of interest thereon, or amend the requirement of pro rata application of all amounts received by the Administrative Agent in respect of the Credit Facility or amend or waive any provision providing for the pro rata nature of payments to, or distributed by, the Lenders;

(iv)	amend the definition of Majority Lenders, Finance Document, Finance Parties, Secured Obligations or Permitted Risk Management Agreement nor any definitions forming part thereof;

(v)	reduce the stated amount or postpone the date for payment of any fees or other amount to be paid pursuant to Article 7 or Article 8 of this agreement;

(vi)	permit any subordination of any of the Secured Obligations;

(vii)	other than pursuant to Section 14.24, release or discharge any of the Security Documents or the Guarantees or any Security, in whole or in part; or

(viii)	alter the terms of this Section 14.14 or the fourth sentence of Section 16.5(c).

Without the prior written consent of each Yank-a-Banked Lender ( other than any Yank-a-Banked Lender (x) who has been granted a Yank-a Banked Lender Lien or (y)all of whose Transactions have been novated pursuant to the provisions of the relevant Secured Risk Management Agreements), no such amendment or waiver shall be effected pursuant to any of Sections 14.14(b)(i),(iv) or (vi)-(viii).

(c)
The Borrower may at any time, by written request to the Administrative Agent (each, a “Unanimous Lender Request”), request an amendment or waiver that requires the prior written consent of each Lender pursuant to Section 14.14(b).  A copy of the Unanimous Lender Request shall be provided by the Administrative Agent to each of the Lenders in accordance with Section 14.18.  Each Lender may in its sole discretion, by written notice to the Administrative Agent (the “Unanimous Lender Response Notice”), within 15 Banking Days of the Administrative Agent’s receipt of the Unanimous Lender Request (the “Unanimous Lender Response Period”), approve or decline the Unanimous Lender Request.  If any Lender does not provide a Unanimous Lender Response Notice within the Unanimous Lender Response Period, such Lender shall be deemed to have declined the Unanimous Lender Request.  If Lenders with Individual Commitments that in the aggregate are greater than 30% of the

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aggregate Individual Commitments of all Lenders do not approve the Unanimous Lender Request, the Administrative Agent shall notify the Borrower and the Lenders that the Unanimous Lender Request has been declined;

(d)
if Lenders with Individual Commitments that in the aggregate are equal to or greater than 70% but less than 100% of the aggregate Individual Commitments of all Lenders approve the Unanimous Lender Request within the Unanimous Lender Response Period (the “Approving Lenders”), the following shall apply:

(i)
On or before the second Business Day after the Unanimous Lender Response Period, the Agent shall give written notice (the “Acquisition Request Notice”) to the Borrower and each Lender identifying the Approving Lenders and Lender or Lenders that have declined or are deemed to have declined the Unanimous Lender  Request (the “Declining Lenders”) and their respective Individual Commitments.

(ii)
Any Approving Lender may, at its option, acquire all or any portion of the rights and obligations of the Declining Lenders under the Credit Documents (all of such rights and obligations being herein called the “Available Amount”) by giving written notice to the Administrative Agent (an “Acquisition Notice”) of the portion of the Available Amount which it is prepared to acquire (the “Desired Acquisition Amount”).  Such Acquisition Notice shall be given within 15 days following the giving of the Acquisition Request Notice (such deadline being herein called the “Acquisition Deadline”).  If only one Approving Lender gives an Acquisition Notice to the Administrative Agent or if more than one Approving Lender gives an Acquisition Notice to the Administrative Agent but the aggregate of their Desired Acquisition Amounts is less than or equal to the Available Amount, then each such Approving Lender shall be entitled to acquire its Desired Acquisition Amount of the rights and obligations of the Declining Lenders under the Credit Documents.  If more than one Approving Lender gives an Acquisition Notice to the Administrative Agent and the aggregate of the Desired Acquisition Amounts is greater than the Available Amount, then each such Approving Lender shall be entitled to acquire a pro rata share of the rights and obligations of the Declining Lenders under the Credit Documents, such pro rata share being determined based on the relative Desired Acquisition Amount of each such Approving Lender.  On or before the second Business Day following the Acquisition Deadline, the Administrative Agent shall give to the Borrower and each Lender a written notice identifying the Available Amount of each Declining Lender and the portion thereof to be acquired by each Approving Lender.  Each of such acquisitions shall be completed on the date which is fifteen days following the Acquisition Deadline in accordance with the procedures set out in Section 16.5(c).  If the Available Amount is not completely acquired by the Approving Lenders, the Borrower may locate other Persons (“Substitute Lenders”) who qualify as Lenders, are satisfactory

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to the Administrative Agent, acting reasonably, and who acquire all or a portion of the balance of the rights and obligations of the Declining Lenders under the Credit Documents on the date which is fifteen days following the Acquisition Deadline in accordance with the procedures set out in Section 16.5(c).  Any outstanding credit extended by the Declining Lenders to the Borrower under the Credit Facility which is not so acquired by Approving Lenders or Substitute Lenders shall be repaid and the Individual Commitments of the Declining Lenders not so acquired shall be cancelled on the date which is fifteen days following the Acquisition Deadline and the amount of the Credit Facility shall thereupon be reduced by the aggregate of the Individual Commitments so cancelled.  The Borrower shall comply with Section 8.4 in connection with any such prepayment.  As concerns any Bankers’ Acceptances or BA Rate Loans that otherwise would be subject to prepayment pursuant to this Section 14.14(d), the Borrower shall forthwith pay to the Administrative Agent an amount equal to the aggregate of the aggregate face amount of such Bankers’ Acceptances and the aggregate principal amount of such BA Rate Loans, such amount to be held by the Administrative Agent against any amount owing by the Borrower to such Declining Lenders in respect of such Bankers’ Acceptances and BA Rate Loans.  Any such amount paid to the Administrative Agent shall be held on deposit by the Administrative Agent until the maturity date of such Bankers’ Acceptances or BA Rate Loans, at which time it shall be applied against the indebtedness of the Borrower to such Declining Lenders thereunder.  While on deposit with the Administrative Agent, such amount shall bear interest at the rate applicable to short term deposits. As concerns any Letter that otherwise would be subject to prepayment pursuant to this Section 14.14(d), the Borrower shall forthwith pay to the Issuing Lender an amount equal to the aggregate contingent liability of the relevant Declining Lenders under such Letter, such amount to be held by the Issuing Lender subject to Section 13.2.  As concerns any Declining Lender which is an Issuing Lender who has issued and has outstanding one or more Letters, the relevant Borrower on whose behalf such Letters or Letters are issued the remaining Lenders shall agree among themselves and the relevant Borrower as to a replacement Issuing Lender and such replacement Issuing Lender shall issue replacement Letters for, and arrange with the Borrowers for the return to the Declining Lender of, the Letters issued by the Declining Lender.  If the remaining Lenders and the relevant Borrower fail to issue, or cause to be issued, replacement Letters or the relevant Borrower has not been able to arrange for the return of Letters issued by the Declining Lender prior to the Declining Lender ceasing to be a Lender, the relevant Borrower shall deliver cash collateral to such Declining Lender in an amount equal to the face amount of each such outstanding Letter and such Declining Lender may, at its option in its sole and absolute discretion, pay the beneficiary of any such outstanding Letter the face amount thereof in cash as if such beneficiary

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had presented such Letter to such Issuing Lender for payment. For certainty, no Declining Lender which is an Issuing Lender with Letters outstanding shall cease to be a Lender hereunder until all such Letters are either returned to it for cancellation or cash collateralized as afore-said.  For certainty, upon the acquisition of the Available Amount by the Approving Lenders and/or the Substitute Lenders and, if applicable, repayment of outstanding credit extended by the Declining Lenders to the Borrower under the Credit Facility which is not so acquired, the Unanimous Lender Request shall be deemed to have been consented to by all of the Lenders.

(iii)
The Borrowers may request, at any time with respect to a Yank-a-Banked Lender, that the Secured Obligations of the Obligors owing to a Yank-a-Banked Lender be collateralized in full by Cash, letter of credit or letter of guarantee ( the “Yank-a-Banked Lender Lien”). Subject to the consent of all Lenders, such Secured Obligations shall be so collateralized and the Yank-a-Banked Lender Lien shall constitute a first-ranking Lien in subject collateral and the Security a second-ranking Lien therein. Upon the granting of a Yank-a-Banked Lender Lien in favour of a Yank-a-Banked Lender, such Yank-a-Banked Lender shall cease to be a Finance Party.

(e)
No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of the Administrative Agent or an Issuing Lender shall be effective without the prior written consent of the Administrative Agent or such Issuing Lender, as the case may be.

(f)
Notwithstanding any other provision hereof, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that the Individual Commitment of such Lender may not be increased or extended without the consent of such Lender

14.15 Determination by Administrative Agent Conclusive and Binding

Any determination to be made by the Administrative Agent on behalf of or with the approval of the Lenders or the Majority Lenders under this agreement shall be made by the Administrative Agent in good faith and, if so made, shall be binding on all parties, absent manifest error.

14.16 Adjustments among Lenders after Acceleration

(a)
The Lenders agree that, at any time after all Indebtedness of the Borrowers to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, they will at any time or from time to time upon the request of any Lender through the Administrative Agent purchase portions of the availments made available by the other Lenders which remain outstanding, and make any other adjustments which

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may be necessary or appropriate, in order that the amounts of the availments made available by the respective Lenders which remain outstanding, as adjusted pursuant to this Section 14.16, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facility immediately prior to such acceleration, cancellation or termination.

(b)
The Lenders agree that, at any time after all Indebtedness of the Borrowers to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, the amount of any repayment made by the Borrowers under this agreement, and the amount of any proceeds of the exercise of any rights or remedies of the Lenders under the Finance Documents, which are to be applied against amounts owing hereunder as principal, will be so applied in a manner such that to the extent possible, the availments made available by the respective Lenders which remain outstanding, after giving effect to such application, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facility immediately prior to such acceleration, cancellation or termination.

(c)
For greater certainty, the Lenders acknowledge and agree that without limiting the generality of the provisions of Section 14.16(a) and (b), such provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise) on account of any monies owing or payable by the Borrowers to it under the Finance Documents in excess of its pro rata share of payments on account of monies owing by the Borrowers to all the Finance Parties thereunder.

(d)
The Borrowers agree to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 14.16.

14.17 Redistribution of Payment

If a Lender shall receive payment of a portion of the aggregate amount of principal and interest due to it hereunder which is greater than the proportion received by any other relevant Lender in respect of the aggregate amount of principal and interest due in respect of the Credit Facility (having regard to the respective Individual Commitments of the Lenders with respect to the Credit Facility), the Lender receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding credit of the other relevant Lender or relevant Lenders so that the respective receipts shall be pro rata to their respective participation in the credits; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered from the Borrowers, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Lender or Lenders to the extent of such recovery, but without interest.

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14.18 Distribution of Notices

Except as otherwise expressly provided herein, promptly after receipt by the Administrative Agent of any notice or other document which is delivered to the Administrative Agent hereunder on behalf of the Lenders, the Administrative Agent shall provide a copy of such notice or other document to each of the Lenders.

14.19 Decision to Enforce Security

The Security shall become enforceable as provided in Article 13.  Upon the Security becoming enforceable as aforesaid, the Administrative Agent shall promptly so notify each of the Lenders.  Any Lender may thereafter provide the Administrative Agent with a written request to enforce the Security.  Forthwith after the receipt of such a request, the Administrative Agent shall seek the instructions of the Majority Lenders as to whether the Security should be enforced and the manner in which the Security should be enforced.  In seeking such instructions, the Administrative Agent shall submit a specific proposal to the Lenders.  The Administrative Agent shall promptly notify the Lenders of all instructions and approvals of the Majority Lenders.

14.20 Enforcement

The Administrative Agent reserves the sole right to enforce, or otherwise deal with, the Security and to deal with the Obligors in connection therewith; provided, however, that the Administrative Agent shall so enforce, or otherwise deal with, the Security as the Majority Lenders shall instruct.

14.21 Application of Cash Proceeds of Realization

(a)
All Proceeds of Realization not in the form of cash shall be forthwith delivered to the Administrative Agent and disposed of, or realized upon, by the Administrative Agent in such manner as the Majority Lenders may approve so as to produce Cash Proceeds of Realization.

(b)
Subject to the claims, if any, of secured creditors of the Obligors whose security ranks in priority to the Security, all Cash Proceeds of Realization shall be applied and distributed, and the claims of the Lenders shall be deemed to have the relative priorities which would result in the Cash Proceeds of Realization being applied and distributed, as follows:

(i)
firstly, to the payment of all reasonable costs and expenses incurred by or on behalf of the Administrative Agent (including, without limitation, all legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder or under the Security Documents or the Guarantees and in payment of all of the remuneration of any Receiver and all costs and expenses properly incurred by such Receiver (including, without limitation, all legal fees and disbursements) in the exercise of all or any powers granted to it under the Security Documents;

Credit Agreement

(ii)	secondly, in payment of all amounts of money borrowed or advanced by the Administrative Agent or such Receiver pursuant to the Security Documents and any interest thereon;

(iii)
thirdly, to the payment or prepayment of the Secured Obligations (including holding as cash collateral to be applied against Secured Obligations which have not then matured) to the Lenders in accordance with their Pro Rata Share; and

(iv)	the balance, if any, to the Borrowers or otherwise in accordance with Applicable Law.

14.22 Security Documents

As continuing collateral security for the Secured Obligations, the Parent shall, and shall cause the Obligors to, execute and deliver the Guarantees and the Security Documents.  The Guarantees and the Security Documents shall be entered into in favour of the Administrative Agent for the rateable benefit of the Finance Parties.  The Administrative Agent declares that it shall hold the Security, the Secured Assets charged by the Security Documents and the rights granted to it under the Finance Documents for its own benefit and in its capacity as agent for the rateable benefit of each Finance Party.

14.23 Entering into Contracts

Each Finance Party hereby irrevocably authorizes the Administrative Agent to enter into the Guarantees and Security Documents as agent for and on behalf of each such Lender and the Borrowers hereby expressly acknowledge the authority of the Administrative Agent to so enter into the Guarantees and Security Documents.

14.24 Discharge of Security

To the extent a sale or other disposition of the Secured Assets is permitted pursuant to the provisions hereof, the Finance Parties hereby authorize the Administrative Agent, at the cost and expense of the Borrowers, to execute such discharges and other instruments which are necessary for the purposes of releasing and discharging the security interest of the Finance Parties therein or for the purposes of recording the provisions or effect thereof in any office where the Security Documents may be registered or recorded or for the purpose of more fully and effectively carrying out the provisions of this Section 14.24.

14.25 Determination of Exposures

Concurrent with any request for any approval or instructions of the Majority Lenders and prior to any distribution of Cash Proceeds of Realization to the Finance Parties, the Administrative Agent shall request each Finance Party to provide to the Administrative Agent a written calculation of such Finance Party’s Exposure, each such calculation to be certified true and correct by the Finance Party providing same. Each Finance Party shall so provide such calculation within two Banking Days following the request of the Administrative Agent. Any such calculation provided by a particular Finance Party shall, absent manifest error, constitute

Credit Agreement

prima facie evidence of such Finance Party’s Exposure at such time. With respect to each determination of the Exposure of the Finance Parties, the Administrative Agent shall promptly notify the Finance Parties. For the purposes of determining a particular Finance Party’s Exposure:

(a)	the Exposure of a Finance Party under any Credit Documents shall be the aggregate amount (expressed in United States dollars) owing to such Finance Party thereunder on such date;

(b)
the Exposure of a Finance Party in respect of Permitted Risk Management Agreements shall be measured as the net exposure of such Finance Party under all Permitted Risk Management Agreements with each Obligor to which such Finance Party is a party, being the aggregate exposure of such Finance Party thereunder less the aggregate exposure of the Obligors thereunder; the exposure of party to a Permitted Risk Management Agreement shall be, in the case of a Permitted Risk Management Agreement which has not been terminated as of such date, the total amount which would be owing to such party by the other party under such Permitted Risk Management Agreements in the event of the early termination as of such date of such Permitted Risk Management Agreements as a result of the occurrence of a default, event of default or termination event (however specified or designated) with respect to such party thereunder or, in the case of a Permitted Risk Management Agreement which has been terminated as of such date, the total amount which is owing to such party by the other party under such Permitted Risk Management Agreement, in each case expressed in United States dollars.

ARTICLE 15

GUARANTEE

15.1 Guarantee

Each of the Parent and the Borrowers hereby unconditionally, absolutely and irrevocably guarantees the full and punctual payment to the Finance Parties as and when due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise, of all of the Direct Secured Obligations of the other Direct Obligors in the same currency (the “Designated Currency”) as the currency of the Direct Secured Obligations of such Direct Obligors, whether for principal, interest, fees, expenses, indemnities or otherwise.

15.2 Nature of Guarantee

This guarantee shall in all respects be a continuing, absolute, unconditional and irrevocable guarantee of payment when due and not of collection, and shall remain in full force and effect until all Direct Secured Obligations have been paid in full and all Individual Commitments of the Finance Parties have been permanently terminated.  For certainty, notwithstanding the repayment in full of all Indebtedness owing under this Agreement, the termination of the Credit Facility and any release of the Borrowers of their obligations hereunder, this Article 15 shall survive until all Direct Secured Obligations under all Permitted

Credit Agreement

Risk Management Agreements have been repaid in full and satisfied.  Each of the Parent and the Borrowers guarantee that the Direct Secured Obligations of the other Direct Obligors will be paid strictly in accordance with their respective terms, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Finance Parties with respect thereto.

15.3 Liability Not Lessened or Limited

Subject to the provisions hereof, the liability of the Parent and each Borrower under this guarantee shall be absolute, unconditional and irrevocable irrespective of, and without being lessened or limited by:

(a)	any lack of validity, legality, effectiveness or enforceability of any of the agreements or instruments evidencing any of the Secured Obligations of any Obligor;

(b)	the failure of any Finance Party:

(i)
to assert any claim or demand or to enforce any right or remedy against any Obligor or any other Person (including any other guarantor) under the provisions of any of the agreements or instruments evidencing any of the Secured Obligations of any Obligor, or otherwise, or

(ii)	to exercise any right or remedy against any other guarantor of, or collateral securing, any of the Secured Obligations of any Obligor;

(c)
any change in the time, manner or place of payment of, or in any other term of, all or any of the Secured Obligations of any Obligor, or any other extension, compromise, indulgence or renewal of any Secured Obligations of any Obligor;

(d)
any reduction, limitation, variation, impairment, discontinuance or termination of the Secured Obligations of any Obligor for any reason (other than by reason of any payment which is not required to be rescinded), including any claim of waiver, release, discharge, surrender, alteration or compromise, and shall not be subject to (and the Parent hereby waives any right to or claim of) any defence or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality, nongenuineness, irregularity, compromise, unenforceability of, or any other event or occurrence affecting, the Secured Obligations of any Obligor or otherwise (other than by reason of any payment which is not required to be rescinded);

(e)
any amendment to, rescission, waiver or other modification of, or any consent to any departure from, any of the terms of any of the agreements or instruments evidencing any of the Secured Obligations of any Obligor or any other guarantees or security;

(f)	any addition, exchange, release, discharge, renewal, realization or non-perfection of any collateral security for the Secured Obligations of any Obligor or any

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amendment to, or waiver or release or addition of, or consent to departure from, any other guarantee held by the Administrative Agent or any of the other Finance Parties as security for any of the Secured Obligations of any Obligor;

(g)
the loss of or in respect of or the unenforceability of any other guarantee or other security which the Administrative Agent or any of the other Finance Parties may now or hereafter hold in respect of the Secured Obligations of any Obligor, whether occasioned by the fault of the Administrative Agent or any of the other Finance Parties or otherwise;

(h)
any change in the name of any Obligor, the articles of incorporation, capital structure, capacity or constitution of any Obligor, the bankruptcy or insolvency of any Obligor, the sale of any or all of the business or assets of any Obligor being consolidated, merged or amalgamated with any other Person;

(i)
any payment received on account of the Secured Obligations of any Obligor by the Administrative Agent or any of the other Finance Party that it is obliged to repay pursuant to any Applicable Law or for any other reason; or

(j)
any other circumstance which might otherwise constitute a defence available to, or a legal or equitable discharge of, any Obligor, any surety or any guarantor other than payment of any Direct Secured Obligation.

15.4 Administrative Agent not Bound to Exhaust Recourse

The Administrative Agent shall not be bound to pursue or exhaust its recourse against any particular Obligor or others or any security or other guarantees it may at any time hold before being entitled to payment hereunder from the Parent or any Borrower to enforce its rights against the Parent or any Borrower under the Security Documents to which the Parent or any Borrower is a party.

15.5 Enforcement

Upon any of the Secured Obligations of any Obligor becoming due and payable, the Parent and each Borrower shall forthwith pay to the Administrative Agent in immediately available funds at the address of the Administrative Agent set forth on its signature page hereto, the total amount of such Secured Obligations of such Obligor and the Administrative Agent shall apply the sums so paid and realized in such manner as provided for in this Agreement.  A written statement of the Administrative Agent as to the amount of the Secured Obligations of an Obligor remaining unpaid to the Finance Parties at any time shall be prima facie evidence against the Parent and each Borrower, absent manifest error, as to the amount of the Secured Obligations of such Obligor  remaining unpaid to the Finance Parties at such time.

15.6 Guarantee in Addition to Other Security

The guarantee contained herein shall be in addition to and not in substitution for any other guarantee or other security which the Administrative Agent may now or hereafter hold in respect of the Secured Obligations of an Obligor, and the Administrative Agent shall be under

Credit Agreement

no obligation to marshal in favour of the Parent or any Borrower any other guarantee or other security or any moneys or other assets which the Administrative Agent may be entitled to receive or may have a claim upon.

15.7 Reinstatement

The guarantee contained herein and all other terms of this agreement shall continue to be effective or shall be reinstated, as the case may be, if at any time any payment (in whole or in part) of any of the Secured Obligations of an Obligor is rescinded or must otherwise be returned or restored by the Finance Parties by reason of the insolvency, bankruptcy or reorganization of an Obligor or for any other reason not involving the wilful misconduct of the Administrative Agent or any other Finance Party, all as though such payment had not been made.

15.8 Waiver of Notice, etc.

The Parent and each Borrower hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Secured Obligations of the Obligors and this agreement, other than written demand for payment.

15.9 Subrogation Rights

Except to the extent necessary to preserve its rights, the Parent will not, nor shall any Borrower, exercise any rights which it may acquire by way of subrogation under this agreement, by any payment made hereunder or otherwise, until the prior satisfaction in full of all of the Secured Obligations of the Obligors.  Any amount paid to the Parent or a Borrower on account of any such subrogation rights prior to the satisfaction in full of all Secured Obligations of any Obligor shall be held in trust for the benefit of the Finance Parties and shall immediately be paid to the Administrative Agent and credited and applied against the Secured Obligations of such Obligor, whether matured or unmatured; provided, however, that if

(a)	the Parent or a Borrower has made payment to the Administrative Agent of all or any part of the Secured Obligations of the Obligors, and

(b)
all Secured Obligations of all Obligors (other than those provisions which by their terms survive the termination of relevant Finance Document) have been paid in full and all Individual Commitments have been permanently terminated, the Administrative Agent agrees that, at the Parent’s request, the Administrative Agent will execute and deliver to the Parent appropriate documents (without recourse and without representation or warranty) necessary to evidence the transfer by subrogation to the Parent or relevant Borrower of an interest in the Secured Obligations of the Obligors resulting from such payment by the Parent or such relevant Borrower.

15.10 Advances After Certain Events

All advances, renewals and credits made or granted by the Finance Parties to or for any Obligor under the Finance Documents after the bankruptcy or insolvency of such

Credit Agreement

Obligor, but before the relevant Finance Party has received notice thereof, shall be deemed to form part of the Secured Obligations of such Obligor, and all advances, renewals and credits obtained from the Finance Parties by or on behalf of such Obligor under the Finance Documents shall be deemed to form part of the Secured Obligations of such Obligor, notwithstanding any lack or limitation of power, incapacity or disability of such Obligor or of the directors or agents thereof and notwithstanding that of such Obligor may not be a legal entity and notwithstanding any irregularity, defect or informality in the obtaining of such advances, renewals or credits, whether or not the relevant Finance Party has knowledge thereof.

15.11 Indemnity

The Parent and each Borrower hereby agrees to indemnify and save the Finance Parties harmless from and against all loss, cost, damage, expense, claims and liability which they may at any time suffer or incur in connection with:

(a)	any failure by any Obligor to duly and punctually pay or perform its Secured Obligations; and

(b)	any loss for any reason whatsoever, including by operation of law or otherwise, of any right of any Finance Party against the Obligors.

15.12 Limited Recourse

Prior to repayment in full of the Senior Secured Notes, recourse against the Parent hereunder shall be limited to all existing and after-acquired property of the Parent, other than the New Afton Project Assets.

ARTICLE 16

MISCELLANEOUS

16.1 Notices

All notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer or other responsible employee of the addressee or sent by telefacsimile, charges prepaid, at or to the applicable addresses or telefacsimile numbers, as the case may be, set out opposite the parties name on the signature page hereof or at or to such other address or addresses, telefacsimile number or numbers as any party hereto may from time to time designate to the other parties in such manner.  Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery was received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery.  Any communication which is transmitted by telefacsimile as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Banking Day and such transmission was received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission.

Credit Agreement

16.2 Severability

Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

16.3 Counterparts

This agreement may be executed and delivered in one or more original or faxed signed counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

16.4 Successors and Assigns

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

16.5 Assignment

(a)	Neither the Credit Documents nor the benefit thereof may be assigned by the Borrowers or the Parent.

(b)
A Lender may at any time sell to one or more other Persons (“Participants”) participating interests in any credit outstanding hereunder, any commitment of the Lender hereunder or any other interest of the Lender hereunder.  In the event of any such sale by a Lender of a participating interest to a Participant, the Lender’s obligations under this agreement to the Borrowers shall remain unchanged, the Lender shall remain solely responsible for the performance thereof and the Borrowers shall continue to be obligated to the Lender in connection with the Lender’s rights under this agreement.  The Borrowers agree that if amounts outstanding under this agreement are due and unpaid, or shall have been declared to be or shall have become due and payable upon the occurrence of an Event of Default, or any Default which might mature into an Event of Default, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this agreement to the same extent as if the amount of its participating interest were owing directly to it as the relevant Lender under this agreement.  The Borrowers also agree that each Participant shall be entitled to the benefits of Article 8 with respect to its participation hereunder and for the purposes of Article 8 such Participant shall be deemed to be a Lender to the extent of such participation; provided, that, no Participant shall be entitled to receive any greater amount pursuant to such Article than the relevant Lender would have been entitled to receive in respect of the amount of the participation transferred by such Lender to such Participant had no such transfer occurred.

(c)
With the prior written consent of, (w) the Borrowers (which consent shall not be required (i) if such sale is to one or more other Lenders or to an Affiliate of any Lender and such assignment would not impose on the Borrowers at the time of

Credit Agreement

the assignment any liability under Section 8.6 or (ii) in circumstances where an Event of Default has occurred and is continuing), (x) the Issuing Lender and (y) the Administrative Agent, a Lender may at any time sell all or any part of its rights and obligations under the Credit Documents to one or more Persons (“Purchasing Lenders”).  No consent shall be required in the case of the sale by a Lender listed in Schedule II or Schedule III of the Bank Act (Canada) to its Affiliate that is listed in Schedule II or Schedule III to the Bank Act (Canada).  Upon such sale, the Lender shall, to the extent of such sale, be released from its obligations under the Credit Documents and each of the Purchasing Lenders shall become a party to the Credit Documents to the extent of the interest so purchased provided, however, no Lender that is a Defaulting Lender shall be released from any obligation in respect of any damages arising in connection with it being or becoming a Defaulting Lender.  Any such assignment shall be for Individual Commitments of at least $10,000,000 and, following such assignment, the Lender shall either retain an Individual Commitment of $10,000,000 or have assigned the entirety of its Individual Commitment.  Any such assignment by a Lender shall not be effective unless and until such Lender has paid to the Administrative Agent an assignment fee in the amount of $3,500 for each Purchasing Lender, unless and until the Purchasing Lender has executed an instrument substantially in the form of Schedule C hereto whereby the Purchasing Lender has agreed to be bound by the terms of the Finance Documents as a Lender and has agreed to specific Individual Commitments with respect to the Credit Facility and a specific address and telefacsimile number for the purpose of notices as provided in Section 16.1 and unless and until the requisite consents to such assignment have been obtained, unless and until a copy of a fully executed copy of such instrument has been delivered to each of the Administrative Agent and the Borrowers.  Upon any such assignment becoming effective, Schedule A hereto shall be deemed to be amended to include the Purchasing Lender as a Lender with the specific Individual Commitment with respect to the Credit Facility, address and telefacsimile number as aforesaid and the Individual Commitment of the Lender making such assignment shall be deemed to be reduced by the amount of the Individual Commitment of the Purchasing Lender with respect to the Credit Facility.

(d)
The Borrowers authorize the Administrative Agent and the Lenders to disclose to any Participant or Purchasing Lender (each, a “Transferee”) and any prospective Transferee and authorizes each of the Lenders to disclose to any other Lender any and all financial information in their possession concerning the Companies which has been delivered to them by or on behalf of the Borrowers and the Parent pursuant to this agreement or which has been delivered to them by or on behalf of the Borrowers and the Parent in connection with their credit evaluation of the Companies prior to becoming a party to this agreement, so long as any such Transferee agrees not to disclose any confidential, non-public information to any Person other than its non brokerage affiliates, employees, accountants or legal counsel on a need-to-know basis, unless required by law.

Credit Agreement

16.6 Survival

The provisions of Articles 10, 11, 13, 14 and 15 (and all other provisions of this agreement which are necessary to give effect to each of the provisions of such Articles) shall survive repayment in full of all credit outstanding under the Credit Facility and the termination of the Individual Commitments of the Lenders hereunder for the benefit of the Finance Parties until the Secured Obligations Termination Date.

The provisions of Articles 10, 11 and 13 (and all other provisions of this agreement which are necessary to give effect to each of the provisions of such Articles) other than Sections 10.1(p), (q), (r) and (s), 11.1(c), (d), (h), (i), (r) and (t) and 13.1(n) and (p), as amended by this Section or at time hereafter in accordance with this agreement (collectively, the “Standalone Provisions”), shall continue for the benefit of each Voluntary Exiting Lender until all Risk Management Agreements (the “Standalone Risk Management Agreements”) entered into between an Obligor and such Voluntary Exiting Lender at a time when it was a Qualified Risk Management Lender or a Qualified Affiliate, have been terminated.  After the Secured Obligations Termination Date, all references in the Standalone Provisions to the Administrative Agent shall be read and construed as a reference to each Voluntary Exiting Lender and all references to Finance Documents shall be read and construed as a reference to Standalone Risk Management Agreements.

16.7 Judgment Currency

(a)
If, for the purpose of obtaining or enforcing judgment against the Borrowers or the Parent in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 16.7 referred to as the “Judgment Currency”) an amount due in another currency (such other currency being hereinafter in this Section 16.7 referred to as the “Indebtedness Currency”) under this agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(i)
the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)
the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 16.7(a)(ii) being hereinafter in this Section 16.7 referred to as the “Judgment Conversion Date”).

(b)
If, in the case of any proceeding in the court of any jurisdiction referred to in Section 16.7(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrowers or the Parent, as the case may be, shall pay to the appropriate judgment creditor or creditors such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the

Credit Agreement

Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c)
Any amount due from the Borrowers or the Parent, as the case may be, under the provisions of Section 16.7(b) shall be due to the appropriate judgment creditor or creditors as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this agreement.

(d)
The term “rate of exchange” in this Section 16.7 means the noon spot rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day in question.

16.8 Further Assurances

The Borrowers and the Parent shall, and shall cause the Guarantors to, from time to time and at all times hereafter, upon every reasonable request of the Administrative Agent, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the opinion of the Administrative Agent for more effectually implementing and carrying out the true intent and meaning of the Finance Documents or any agreement delivered pursuant hereto or thereto and such additional security, legal opinions, consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions and negotiable documents of title in connection with the Secured Assets, in form and substance satisfactory to the Administrative Agent, as the Administrative Agent may from time to time request, to ensure (i) that all Secured Assets are subject to a Lien in favour of the Administrative Agent and (ii) the intended first ranking priority of such Liens, subject to Permitted Liens.  Western Opco shall, promptly as and when requested by the Administrative Agent, increase the amount of the title insurance policy in respect of the Western Property to an amount that is not in excess of US$300,000,000.

16.9 Entire Agreement

This agreement and the agreements referred to herein and delivered pursuant hereto constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

[The remainder of this page is intentionally blank.]

Credit Agreement

IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first written above.

New Gold Inc. 3110-666 Burrard St. Vancouver, British Columbia V6C 2X8	NEW GOLD INC., as Guarantor
	By:	/s/ Brian Penny
Attention: Brian Penny		Brian Penny
Executive Vice President and Chief Financial Officer		Executive Vice-President and Chief Financial Officer
Telefax: (604) 696-4110

Peak Gold Ltd. 3110-666 Burrard St. Vancouver, British Columbia V6C 2X8	PEAK GOLD LTD., as Borrower
	By:	/s/ Robert Gallagher
Attention: Brian Penny		Robert Gallagher
Director		President
Telefax: (604) 696-4110

Credit Agreement

Metallica Resources Inc. 3110-666 Burrard St. Vancouver, British Columbia V6C 2X8	METALLICA RESOURCES INC., as Borrower
	By:	/s/ Brian Penny
Attention: Brian Penny		Brian Penny
Executive Vice President and Chief Financial Officer		Executive Vice President and Chief Financial Officer
Telefax: (604) 696-4110

Western Goldfields Inc. 3110-666 Burrard St. Vancouver, British Columbia V6C 2X8	WESTERN GOLDFIELDS INC., as Borrower
	By:	/s/ Brian Penny
Attention: Brian Penny		Brian Penny
Executive Vice President and Chief Financial Officer		Executive Vice President and Chief Financial Officer
Telefax: (604) 696-4110

Credit Agreement

The Bank of Nova Scotia Corporate Banking - Loan Syndications 40 King Street West Scotia Plaza, 62nd Floor	THE BANK OF NOVA SCOTIA, as Administrative Agent
Toronto, Ontario M5W 2X6	By:	/s/ Alastair Borthwick
Name: Alastair Borthwick
Attention: Managing Director		Title: Managing Director
Telefax: (416) 866-3329
	By:	/s/ Voula Karidis
Name: Voula Karidis
Title: Associate Director

The Bank of Nova Scotia Corporate Banking – Global Mining 40 King Street West	THE BANK OF NOVA SCOTIA, as Lender
Scotia Plaza, 62nd Floor	By:	/s/ Michael Eddy
Toronto, Ontario M5W 2X6		Michael Eddy
Managing Director
Attention: Managing Director Telefax: (416) 866-2009
	By:	/d/ Evan Ivanov
Evan Ivanov
Director

Credit Agreement

Commonwealth Bank of Australia 599 Lexington Avenue, 17th Floor New York, NY 10022	COMMONWEALTH BANK OF AUSTRALIA
Attention: Greg Caione Head of Natural Resources,Americas	By:	/s/ John Raftopoulas
Telefax: (212) 336-7722		Name: John Raftopoulas
Title: Risk Executive

By:
Name:
Title:

Credit Agreement

Unicredit Bank AG Hypo Haus Ost, Arabellastr. 14 Munich, Germany D-81925	UNICREDIT BANK AG
Attention: Bettina Dittmer / Christoph Zinsser	By:	/s/ Frank Baburger
Telefax: +49 89 378 29117		Name: Frank Baburger
Title: Director

	By:	/s/ Bettina Dittmer
Name: Bettina Dittmer
Title: Director

Credit Agreement

Royal Bank of Canada Royal Bank Plaza P.O. Box 50, 200 Bay Street 5th Floor, South Tower Toronto, ON M5J 2W7	ROYAL BANK OF CANADA
	By:	/s/ Stam Fountoulakis
Stam Fountoulakis
Attention: Director, Corporate Banking		Authorized Signatory
Telefax: (416) 842-5320
By:
Name:
Title:

Credit Agreement

JPMorgan Chase Bank, N.A. 383 Madison Avenue, 24th Floor New York, NY 10179	JPMORGAN CHASE BANK, N.A.
Attention: Vice President, IB Credit RiskManagement	By:	/s/ Brian R. Knapp
Telefax: (212) 270-5100		Brian R. Knapp
Vice President, IB Credit Risk Management

By:
Name:
Title:

Credit Agreement

SCHEDULE A

LENDERS AND INDIVIDUAL COMMITMENTS

Lenders	Individual Commitment
The Bank of Nova Scotia	$40,000,000
Commonwealth Bank of Australia	$40,000,000
Unicredit Bank AG	$30,000,000
Royal Bank of Canada	$20,000,000
JPMorgan Chase Bank, N.A.	$20,000,000

Credit Agreement

SCHEDULE B

COMPLIANCE CERTIFICATE

TO:           THE BANK OF NOVA SCOTIA

I, ____________________, the [senior financial officer] of New Gold Inc.., hereby certify for and on behalf of New Gold Inc. (and without personal liability) that:

1.
I am the duly appointed <*> of New Gold Inc., the Parent named in the credit agreement made as of December 14, 2010 as amended from time to time, (the “Credit Agreement”) between Peak Gold Ltd., Metallica Resources Inc. and Western Goldfields Inc., as Borrowers, New Gold Inc., as Guarantor, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders and as such I am providing this Certificate for and on behalf of New Gold Inc. pursuant to the Credit Agreement.

2.	I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article, 10, Article 11 and Article 13 therein.

3.	To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

As at or for the relevant period ending _______________________, the amounts and financial ratios as contained in Sections 11.1(o), (p) and (q) of the Credit Agreement are as follows and detailed calculations thereof are attached hereto:1

	Actual Amount or Ratio	Required Amount or Ratio
(a) Tangible Net Worth	$______	$<*>
(b)Interest Coverage Ratio	_______	>4.00:1
(c)Leverage Ratio		< 3.00:1

4.	2Attached hereto is a revised updated Schedule G and Schedule H of the Credit Agreement.

1	In addition to the attached Calculation Worksheet, Parent shall provide detailed calculations demonstrating its calculation of Interest Expenses, EBITDA and Total Debt for the purposes hereof.

2	Only required to extent necessary pursuant to Section 10.1(n) and (s), as applicable, of the Credit Agreement.

Credit Agreement

5.	Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

6.	As at the last day of the Fiscal Quarter ending <*>, <*>, the Permitted Jurisdictions are <*>, <*> and <*>.

DATED this _______ day of _____________, 20____.

(Signature)

(Name - please print)

(Title of Senior Financial Officer)

Credit Agreement

CALCULATION WORKSHEET

Tangible Net Worth

Actual:

Equity as of financial statements dated [ ]	$<*>
Less:
Goodwill, Other Intangible Assets and Accumulated Other Comprehensive Income	$(<*>)
Tangible Net Worth	$<*>

Minimum Required:

$<*>
Plus:
25% of positive Net Income for each Fiscal Quarter after the Fiscal Quarter ended September 30, 2010	$<*>
Minimum Level	$<*>

Compliance                                [Yes]/[No]

Description	Amount
Rolling Interest Expenses	$____________________(B)
Rolling EBITDA	$____________________(C)
Interest Coverage Ratio (Actual)	$____________________(D = B:C)

Minimum Requirement: 4.00:1

Credit Agreement

Leverage Ratio

Consolidated Indebtedness	$____________ (A)
Indebtedness of Excluded Subsidiaries	$____________ (B)
Debenture Indebtedness	$____________ (C)
Total Debt A - (B + C)	$____________ (D)
Rolling EBITDA	$____________ (E)
Leverage Ratio (Actual)	____________ (D:E)

Minimum Requirement                                                                           3:1

Compliance                                [Yes]/[No]

Credit Agreement

SCHEDULE C

FORM OF ASSIGNMENT

Dated __________, 20___

Reference is made to the credit agreement dated as of December 14, 2010 (as amended, modified or supplemented to the date hereof, the “Credit Agreement”), between Peak Gold Ltd., Metallica Resources Inc. and Western Goldfields Inc., as Borrowers, New Gold Inc., as Guarantor, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders (in that capacity, the “Administrative Agent”).  Terms defined in the Credit Agreement are used herein as therein defined.

_________________ (the “Assignor”) and _________________ (the “Assignee”) agree as follows:

(a)
The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a ______% interest in and to all of the Assignor’s rights and obligations under the Credit Agreement as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor’s Individual Commitment as in effect on the Effective Date, the credit extended by the Assignor thereunder and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Finance Documents).

(b)
The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment is $_______________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the Credit Facility is $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Finance Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Finance Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any of the Obligors or the performance or observance by the Obligors of any of their obligations under the Finance Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Administrative Agent and the Borrowers of the assignment to the Assignee hereunder.

(c)	The effective date of this Assignment (the “Effective Date”) shall be the later of ___________ and the date on which a copy of a fully executed copy of this

Credit Agreement

Assignment has been delivered to the Borrowers and the Administrative Agent in accordance with Section 16.5(c) of the Credit Agreement.

(d)
The Assignee hereby agrees to the specific Individual Commitment of $___________ and to the address and telefacsimile number set out after its name on the signature page hereof for the purpose of notices as provided in Section 16.1 of the Credit Agreement.

(e)
As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Finance Documents held by it immediately prior to the Assignment Date, have the rights and obligations under the Finance Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Finance Documents.

The Assignor and Assignee shall make all appropriate adjustments in payments under the Finance Documents for periods prior to the Effective Date directly between themselves.

This Assignment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

[ASSIGNOR]
By:
Title:

[ASSIGNEE]
By:
Title:

Address

Attention:
Telefax:

Credit Agreement

Acknowledged and agreed to as of this _________ day of _____________, 20_____.

THE BANK OF NOVA SCOTIA, as Administrative Agent
By:
Name:
Title:

Acknowledged and agreed to as of this         day of                      , 20   .

THE BANK OF NOVA SCOTIA, as Issuing Lender
By:
Name:
Title:

COMMONWEALTH BANK OF AUSTRALIA, as Issuing Lender
By:
Name:
Title:

JPMORGAN CHASE BANK, N.A., as Issuing Lender
By:
Name:
Title:

Credit Agreement

SCHEDULE D

FORM OF DRAWDOWN NOTICE

TO:
The Bank of Nova Scotia, as Administrative Agent

WBO - Loan Administration and Agency Services
3rd Floor, 720 King Street
Toronto, Ontario M5V 2T3
Att: Senior Manager
Facsimile: (416) 866-5991

With a copy to Corporate Banking - Loan Syndications
40 King Street West, 62nd Floor
Toronto, Ontario M5W 2X6
Att: Managing Director
Facsimile: (416) 866-3329

RE:
Credit Agreement made as of December 14, 2010 as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between Peak Gold Ltd., Metallica Resources Inc. and Western Goldfields Inc., as Borrowers, New Gold Inc., as Guarantor the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the Credit Facility on [date of drawdown] as follows:

Availment Option:  _____________________________________

Amount:  ___________________________________

If LIBOR Loan, Interest Period:  __________________________

If Bankers’ Acceptance, term: ___________________________

If Letter3:

(a)	Term: ___________________________

(b)	Beneficiary: ___________________________

3	This drawdown notice shall be accompanied by a duly executed Reimbursement Instrument in the form of Schedule M if a Letter is to be issued on behalf of a subsidiary of a Borrower.

Credit Agreement

(c)	Currency: ___________________________

(d)	Other terms and conditions: ___________________________

(e)	[Financial Letter][Non-Financial Letter]

No Default has occurred and is continuing or would arise immediately after giving effect to or as a result of the extension of credit requested hereby.

[You are hereby irrevocably authorized and directed to pay the proceeds of the drawdown to _______________ and this shall be your good and sufficient authority for so doing.]

[Attached hereto is a duly executed Multi-jurisdictional Mortgage Statement that is current to a date that is not more than 11 months prior to the drawdown date, which reflects, inter alia, the mortgage duty that will be due and payable to the New South Wales Office of State Revenue immediately after the drawdown contemplated hereby in order to fully perfect and render legal and enforceable the Finance Parties’ Security in the Peak Property.  You are hereby irrevocably authorized and directed to retain an amount equal to the Exchange Equivalent in Australian dollars, from the proceeds of drawdown hereby requested, necessary to pay the mortgage duty that will be due and payable to the New South Wales Office of State Revenue in order to fully perfect and render legal and enforceable the Finance Parties’ Security over the Peak Property and this shall be your good and sufficient authority for so doing.]4

All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.

DATED the ______ day of _______________, 20___.

[BORROWER]
By:
Name:
Title:

4	Please refer to Section 4.1 of the Credit Agreement to determine if necessary.

Credit Agreement

SCHEDULE E

FORM OF ROLLOVER NOTICE

TO:
The Bank of Nova Scotia, as Agent

WBO - Loan Administration and Agency Services
3rd Floor, 720 King Street
Toronto, Ontario M5V 2T3
Att: Senior Manager
Facsimile: (416) 866-5991

With a copy to Corporate Banking - Loan Syndications
40 King Street West, 62nd Floor
Toronto, Ontario M5W 2X6
Att: Managing Director
Facsimile: (416) 866-3329

RE:
Credit Agreement made as of December 14, 2010 as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between Peak Gold Ltd., Metallica Resources Inc. and Western Goldfields Inc., as Borrowers, New Gold Inc., as Guarantor the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a rollover of outstanding credit under the Credit Facility on [date of rollover] as follows:

Bankers’ Acceptances

Maturity Date of Maturing Bankers’ Acceptances	______________________
Aggregate Face Amount of Maturing Bankers’ Acceptances	CDN$_____________________
Portion Thereof to be Replaced	CDN$_____________________
Term of New Bankers’ Acceptances	______________________

LIBOR Loans

Type of Maturing LIBOR Loan	_____________________
Maturity Date of Maturing LIBOR Loan	______________________
Principal Amount of Maturing LIBOR Loan	$_____________________

Credit Agreement

Portion Thereof to be Replaced	_____________________
Interest Period of New LIBOR Loan	_______ months

No Default has occurred and is continuing or would arise immediately after giving effect to or as a result of the extension of credit requested hereby.

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

DATED the _________ day of ________________, 20____.

[BORROWER]
By:
Name:
Title:

Credit Agreement

SCHEDULE F

FORM OF CONVERSION NOTICE

TO:
The Bank of Nova Scotia, as Agent

WBO - Loan Administration and Agency Services
3rd Floor, 720 King Street
Toronto, Ontario M5V 2T3
Att: Senior Manager
Facsimile: (416) 866-5991

With a copy to Corporate Banking - Loan Syndications
40 King Street West, 62nd Floor
Toronto, Ontario M5W 2X6
Att: Managing Director
Facsimile: (416) 866-3329

RE:
Credit Agreement made as of December 14, 2010 as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between Peak Gold Ltd., Metallica Resources Inc. and Western Goldfields Inc., as Borrowers, New Gold Inc., as Guarantor the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a conversion of outstanding credit under the Credit Facility on [date of conversion] as follows:

[Choose as appropriate]

Converting From Bankers’ Acceptances	Converting Into Bankers’ Acceptance

Maturity of Bankers’ Acceptances to be converted ______________________	Aggregate Face Amount CDN$______________ of New Bankers’ Acceptances
Aggregate Face Amount CDN$_____________ of said Bankers’ Acceptances	Term of New __________ days Bankers’ Acceptances
Portion Thereof CDN$_____________ to be converted

Credit Agreement

Prime Rate Loans	Prime Rate Loans
Principal Amount CDN$_____________ of Prime Rate Loan to be converted	Principal CDN$_____________ Amount of New Prime Rate Loan
Portion Thereof CDN$_____________ to be converted
Converting From	Converting Into

LIBOR Loans Type of Maturing LIBOR Loan __________ Maturity Date of ______ Maturing LIBOR Loan Principal Amount of _____________ Maturing LIBOR Loan Portion Thereof to _____________ be converted	LIBOR Loans Type of New LIBOR Loan ______________ Principal _____________ Amount of New LIBOR Loan $_____________ Interest _____ months Period of New LIBOR Loan

Base Rate Canada Loans	Base Rate Canada Loan
Principal Amount $_____________ of Base Rate Canada Loan to be converted	Principal $_____________ Amount of New Base Rate Canada Loan
Portion Thereof $_____________ to be converted

No Default has occurred and is continuing or would arise immediately after giving effect to or as a result of the extension of credit requested hereby.

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

Credit Agreement

DATED the ________ day of _____________, 20____.

[BORROWER]
By:
Name:
Title:

Credit Agreement

SCHEDULE G

CORPORATE CHART

Credit Agreement

SCHEDULE H

LOCATION OF OBLIGOR FOR THE PURPOSE OF THE PPSA

Obligor	Jurisdiction
Parent	British Columbia
Peak	British Columbia
Metallica	British Columbia
Rockcliff	Ontario
Western	Ontario
Peak Opco	New South Wales, Australia
Cerro San Pedro Opco	San Luis Potosi, Mexico
Western Opco	Brawley, California

ADDRESS OF LOCATIONS OF PROPERTY

	Address1	Type of Property
Parent
Suite 3110, 666 Burrard Street
Vancouver, British Columbia
V6C 2X8
CANADA

Royal Bank Plaza, South Tower
200 Bay Street, Suite 3120
Toronto, Ontario
M5J 2J4
CANADA

New Afton Mine
4050 Trans-Canada Highway
Kamloops, British Columbia
V2C 5N4
CANADA

Credit Agreement

ADDRESS OF LOCATIONS OF PROPERTY

Obligor	Address1	Type of Property
70 University Avenue Suite 1460 Toronto, Ontario CANADA 402 – 1450 Pearson Place Kamloops, BC V1S 1J9 CANADA
Peak	Suite 3110, 666 Burrard Street Vancouver, British Columbia V6C 2X8 CANADA Royal Bank Plaza, South Tower 200 Bay Street, Suite 3120 Toronto, Ontario M5J 2J4 CANADA
Metallica	Suite 3110, 666 Burrard Street Vancouver, British Columbia V6C 2X8 CANADA Royal Bank Plaza, South Tower 200 Bay Street, Suite 3120 Toronto, Ontario M5J 2J4 CANADA
Rockcliff	200 Bay Street, Suite 3120 Toronto, Ontario M5J 2J4 CANADA Suite 3110, 666 Burrard Street Vancouver, British Columbia V6C 2X8 CANADA
Western	Royal Bank Plaza, South Tower 200 Bay Street, Suite 3120 Toronto, Ontario M5J 2J4 CANADA

Credit Agreement

Obligor	Address1	Type of Property
Suite 3110, 666 Burrard Street Vancouver, British Columbia V6C 2X8 CANADA
Peak Opco	6502 East US Highway 78 Brawley, California 92227-9306 Suite 3110, 666 Burrard Street Vancouver, British Columbia V6C 2X8 CANADA

Cerro San Pedro Opco
Camino Cerro San Pedro No. 200
Col La Zapatilla
Cerro de San Pedro, San Luis Potosi
CP 78440 Mexico
Prol. Nereo Rodríguez Barragán, número 1200
Piso 3, Oficina D
Fraccionamiento Santiago
C.P. 78049, Edificio Santiago
San Luis Potosí, S.L.P.

Western Opco	6502 East US Highway 78 Brawley, California 92227-9306 Suite 3110, 666 Burrard Street Vancouver, British Columbia V6C 2X8 CANADA

1  Investment accounts, securities accounts and bank accounts are located at the addresses of the respective financial institutions referenced in the perfection certificate of each Obligor delivered to the Administrative Agent pursuant to Section 12.2(d)(x) of the Credit Agreement.

Credit Agreement

SCHEDULE I

APPLICABLE RATES

Level	Leverage Ratio	Financial Letter fee rate, Acceptance fee rate and LIBOR Loan interest rate margin per annum	Prime Rate Canada and Base Rate Loan interest rate margin per annum	Non-Financial Letter fee rate per annum	Standby Fee rate per annum
I	< 1.50:1	3%	2%	1.80%	0.75%
II	≥ 1.50:1 to < 2.0:1	3.25%	2.25%	1.95%	0.8125%
III	≥ 2.0:1 to < 2.50:1	3.50%	2.50%	2.10%	0.875%
IV	≥ 2.50:1	4.25%	3.25%	2.55%	1.0625%

Credit Agreement

SCHEDULE J

CAPITAL OF PLEDGED SUBSIDIARIES

Pledged Subsidiary	Issued Capital	Owner of Record	Percentage of Issued and Outstanding
Peak	874,324,688 common shares	Parent	100%
Metallica	97,164,246 common shares	Parent	100%
Western	138,546,287 common shares	Parent	97%
Western	4,250,000 common shares	Rockcliff	3%
Rockcliff	1,445,641 Class A common shares	Parent	100%
Peak Mines Ltd.	590,000,000 common shares	Peak	100%
Metallica Management Inc.	50,000 common shares	Metallica	100%
Raleigh Mining International Ltd.	425 common shares	Metallica	100%
Minera San Xavier S.A. de C.V.	1 Class II Series B Share 700,137,236 Class II Series C Shares 141,842,196 Class II Series D Shares	Metallica	83.16%
Western Goldfields (USA) Inc.	1,000 common shares	Western	100%

Credit Agreement

SCHEDULE K

SECURITY DOCUMENTS

1.	General security and pledge agreement dated as of December 14, 2010 between the Parent, Peak, Metallica, Rockcliff and Western and the Administrative Agent (Ontario law);

2.	Mining Mortgage dated as of December 14, 2010 between Peak Opco and the Administrative Agent (New South Wales/Australian law);

3.	Fixed and Floating Charge dated as of December 14, 2010 between Peak Opco and the Administrative Agent (New South Wales/Australian law);

4.	Pledge without Transfer of Possession dated as of December 14, 2010 between Cerro San Pedro and the Administrative Agent (Mexican law);

5.	Share pledge agreement dated as of December 14, 2010 between Metallica and the Administrative Agent (Mexican law);

6.	Deed of trust, assignment of rents and collateral security agreement dated as of December 14, 2010 between Western Opco and the Administrative Agent (California law);

7.	Security agreement dated as of December 14, 2010 between Western Opco and the Administrative Agent (Nevada law);

8.	Account control agreement dated as of December 14, 2010 between Western Opco, the Administrative Agent and Bank of America (California law);

9.	Account control agreement dated as of December 14, 2010 between Western Opco, the Administrative Agent and First Imperial Credit Union (California law).

Credit Agreement

SCHEDULE L

QUALIFIED AFFILIATE INSTRUMENT OF ADHESION

TO:	THE BANK OF NOVA SCOTIA, as Administrative Agent
AND TO:	THE OTHER PARTIES TO THE CREDIT AGREEMENT REFERRED TO BELOW

Reference is made to the credit agreement dated as of December 14, 2010 (as amended, modified or supplemented to the date hereof, the “Credit Agreement”), between Peak Gold Ltd., Metallica Resources Inc. and Western Goldfields Inc., as Borrowers, New Gold Inc., as Guarantor, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders (in that capacity, the “Administrative Agent”).  Terms defined in the Credit Agreement are used herein as therein defined.

WHEREAS the Credit Agreement provides that an Affiliate of a Lender may become a Qualified Affiliate under the Credit Agreement if it executes this instrument and delivers it to the Administrative Agent;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the undersigned, the undersigned hereby represents, warrants and covenants as follows:

1.
By executing this instrument, the undersigned hereby covenants and agrees to be bound by the terms and conditions of the Credit Agreement as a Qualified Affiliate, including all amendments, supplements and additions thereto, deletions therefrom and restatements thereof, solely as relates to the terms and conditions set forth in Article 14 of the Credit Agreement.

2.	The undersigned hereby acknowledges that it has been provided with a copy of the Credit Agreement.

DATED this ______ day of ____________, ______.

[INSERT NAME OF QUALIFIED AFFILIATE]
By:
Name:
Title:

Credit Agreement

SCHEDULE M

REIMBURSEMENT INSTRUMENT

TO:	The Bank of Nova Scotia, as Administrative Agent WBO - Loan Administration and Agency Services 3rd Floor, 720 King Street Toronto, Ontario M5V 2T3 Att: Senior Manager Facsimile: (416) 866-5991
WITH A COPY TO:	Corporate Banking - Loan Syndications 40 King Street West, 62nd Floor Toronto, Ontario M5W 2X6 Att: Managing Director Facsimile: (416) 866-3329
RE:
Credit Agreement made as of December 14, 2010 as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between Peak Gold Ltd., Metallica Resources Inc. and Western Goldfields Inc., as Borrowers, New Gold Inc., as Guarantor the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

For good and valuable consideration, the undersigned hereby agrees to immediately reimburse each Issuing Lender (as defined in the Credit Agreement) the amount of each and any demand or other request for payment presented to and paid by the relevant  Issuing Lender in accordance with each Letter (as defined in the Credit Agreement) issued by such Issuing Lender on behalf of the undersigned (even if, under laws applicable to the rights of the beneficiary of such Letter, a demand or other request for payment is validly presented after expiry of such Letter).

DATED as of the _______ day of ________________, ______.

[NAME OF SUBSIDIARY]
By:

By:

Credit Agreement

SCHEDULE N

MULTI-JURISDICTIONAL MORTGAGE STATEMENT

(See attached)

Credit Agreement

Credit Agreement

Credit Agreement

Credit Agreement